   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 25, 1997


                                                   REGISTRATION NUMBER 333-37123
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 4

                                       TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              LIFECELL CORPORATION
             (Exact name of registrant as specified in its charter)

                      DELAWARE                                            76-0172936
          (State or other jurisdiction of                    (I.R.S. Employer Identification No.)
           incorporation or organization)
                                                                       J. DONALD PAYNE
                                                          VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                                                     LIFECELL CORPORATION
             3606 RESEARCH FOREST DRIVE                           3606 RESEARCH FOREST DRIVE
             THE WOODLANDS, TEXAS 77381                           THE WOODLANDS, TEXAS 77381
                    281/367-5368                                         281/367-5368
    (Address, including zip code, and telephone            (Name, address, including zip code, and
    number, including area code, of registrant's               telephone number, including area
            principal executive offices)                         code, of agent for service)

                                   Copies to:

                  ROBERT E. WILSON                                    RODD M. SCHREIBER
            FULBRIGHT & JAWORSKI L.L.P.                SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
             1301 MCKINNEY, SUITE 5100                              333 WEST WACKER DRIVE
             HOUSTON, TEXAS 77010-3095                             CHICAGO, ILLINOIS 60606
                    713/651-5151                                         312/407-0700

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(i) of this Form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE



==============================================================================================================================
                                        NUMBER OF SHARES      PROPOSED MAXIMUM      PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF                TO BE           OFFERING PRICE PER        AGGREGATE              AMOUNT OF
    SECURITIES TO BE REGISTERED          REGISTERED(1)             SHARE             OFFERING PRICE        REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------------
Common stock, $.001 par value
  per share.........................    4,600,000 shares           $4.50              $20,700,000                 *
==============================================================================================================================



(1) Includes 600,000 shares of Common Stock subject to the Underwriters' over-allotment option.


 * Fee previously paid.


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

PROSPECTUS



                                4,000,000 SHARES


[LIFECELL CORPORATION LOGO]

                                  COMMON STOCK


     All of the 4,000,000 shares of Common Stock offered hereby are being sold by LifeCell Corporation ("LifeCell" or the "Company"). The Company's Common Stock is quoted on the Nasdaq SmallCap Market under the symbol "LIFC." On November 24, 1997, the last reported sale price of the Common Stock on the Nasdaq SmallCap Market was $4.75 per share. See "Price Range of Common Stock."


     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 6.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
      HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
        SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
           ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                         TO THE CONTRARY IS A CRIMINAL OFFENSE.


=============================================================================================================
                                                                       UNDERWRITING
                                                                      DISCOUNTS AND           PROCEEDS TO
                                               PRICE TO PUBLIC        COMMISSIONS(1)          COMPANY(2)
-------------------------------------------------------------------------------------------------------------
  Per Share.................................        $4.50                 $.315                 $4.185
-------------------------------------------------------------------------------------------------------------
  Total(3)..................................     $18,000,000            $1,260,000            $16,740,000
=============================================================================================================



(1) The Company and a stockholder of the Company (the "Selling Stockholder") have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting." See "Security Ownership of Certain Beneficial Owners, Management and Selling Stockholders."


(2) Before deducting expenses of the Offering payable by the Company, estimated at $700,000.


(3) The Selling Stockholder has granted the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock on the same terms and conditions set forth above, solely to cover over-allotments, if any. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder to cover over-allotments. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholder will be $20,700,000, $1,449,000, $16,740,000 and $2,511,000, respectively. See "Underwriting."


                             ---------------------


     The shares of Common Stock offered by the Underwriters are subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that delivery of such shares will be made at the offices of the agent of Vector Securities International, Inc., in New York, New York, on or about December 1, 1997.


                             ---------------------

Vector Securities International, Inc.                      Gruntal & Co., L.L.C.


November 25, 1997

[Anatomical human figure with schematic drawings of applications of products and products under development]

                             ---------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE
"UNDERWRITING".

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ SMALLCAP MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING".

     LifeCell(R) and AlloDerm(R) are registered trademarks of the Company. ThromboSol(TM) and XenoDerm(TM) are trademarks of the Company.

                                PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus, including information under "Risk Factors". Except as otherwise noted, the information contained in this Prospectus, including financial information, share and per share data, assumes no exercise of the Underwriters' over-allotment option. See "Underwriting". Prospective investors should consider carefully the information set forth under the heading "Risk Factors". Special Note: Certain statements set forth below constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. See "Special Note Regarding Forward-Looking Statements".

                                  THE COMPANY


     LifeCell Corporation ("LifeCell" or the "Company") is a bioengineering company engaged in the development and commercialization of tissue regeneration and cell preservation products. The Company's patented tissue processing and cell preservation technologies serve as platforms for a broad range of potential products addressing significant clinical needs in multiple markets. The Company's first commercial product is AlloDerm(R) acellular dermal graft ("AlloDerm"), a tissue graft consisting of an extracellular tissue matrix that retains the essential biochemical and structural composition of human dermis. The Company believes that AlloDerm is the only commercial tissue transplant product that promotes normal human soft tissue regeneration. AlloDerm currently is being marketed in the United States and internationally for use in certain reconstructive plastic, dental and burn surgery applications. The Company estimates that AlloDerm has been transplanted in over 20,000 patients. LifeCell also is developing several additional products, including injectable AlloDerm, composite skin grafts, heart valves, vascular grafts and ThromboSol(TM) platelet storage solution ("ThromboSol").


     The Company's product development programs have been generated from the following proprietary technologies: (i) a method for producing an extracellular tissue matrix by removing antigenic cellular elements while stabilizing the matrix against damage; (ii) a method for cell preservation that protects cells during prolonged storage; and (iii) a method for freeze-drying biological cells and tissues without the damaging effects of ice crystals. LifeCell's tissue processing technology removes cells that would be the target of rejection upon transplantation while preserving the essential biochemical and structural composition of the extracellular tissue matrix. This process is designed to create an acellular tissue that is not rejected by the body, functions as a natural template or scaffold into which a patient's own cells will migrate following transplantation and promotes normal soft tissue regeneration. The Company believes its tissue processing technology offers a number of other key benefits, including multiple product applications, safety, prolonged shelf-life and high compatibility with other technologies.

     AlloDerm is an extracellular matrix tissue graft processed from donated human skin. Following transplant, the AlloDerm graft becomes repopulated with the patient's own cells and is revascularized (i.e., blood supply is restored), becoming engrafted into the patient. As a result of its ability to promote the regeneration of normal human soft tissue, AlloDerm has multiple product applications. AlloDerm currently is used in certain reconstructive plastic, dental and burn surgery applications. The Company estimates, based on the most recently published industry data, that each year in the United States there are approximately 1.0 million reconstructive plastic surgery procedures, 480,000 dental soft tissue grafts, 230,000 dental bone-related grafts and more than 20,000 burn patients requiring skin grafts.

     LifeCell markets AlloDerm to hospital-based surgeons in domestic and selected international markets. In the United States, LifeCell utilizes its own direct sales force, supplemented with a network of regional specialty distributors. In addition, in June 1997, LifeCell entered into an agreement with Lifecore Biomedical, Inc. ("Lifecore") for the exclusive distribution of AlloDerm for dental applications in the United States. LifeCell also is developing an international network of distributors to market AlloDerm for multiple applications in markets outside the United States.

     The Company currently is evaluating the use of AlloDerm in additional applications and is developing new products based on its technology platforms. LifeCell is conducting research on the use of AlloDerm in urological disorders, neurosurgery, orthopedic surgery and general surgery. In addition, LifeCell is developing an injectable form of AlloDerm for use in a number of potential applications, including urological, dermatological and reconstructive surgery. If successfully developed, an injectable form of AlloDerm would allow for delivery of the product through the use of a syringe, rather than a surgical incision, thereby creating additional market opportunities. LifeCell also is conducting research on the use of its technologies in other product opportunities, including composite skin grafts, heart valves, vascular grafts, venous valves, nerve connective tissue and ThromboSol.

     LifeCell was incorporated in January 1992 under Delaware law for the purpose of merging with its predecessor, a Delaware corporation incorporated in January 1986. The merger of the two corporations occurred in January 1992. LifeCell's executive offices, production facilities and research facilities are located at 3606 Research Forest Drive, The Woodlands, Texas 77381, and its telephone number is 281/367-5368.

                              RECENT DEVELOPMENTS

     On November 4, 1997, Integra (Artificial Skin) Corporation ("Integra"), a subsidiary of Integra LifeSciences Corporation, and the Massachusetts Institute of Technology ("MIT") filed a lawsuit in the United States District Court for the District of Massachusetts, alleging that the Company infringes two patents licensed by MIT to Integra (the "Integra Patents"). The lawsuit seeks injuctive relief, an accounting of revenues, enhanced monetary damages and attorneys' fees. On November 14, 1997, LifeCell responded to the complaint denying the infringement claims and asserting certain affirmative defenses and counterclaims. See "Risk Factors -- Patent Infringement Lawsuit", "Risk Factors --Dependence on Patents and Proprietary Rights" and "Business -- Legal Proceedings".

                                  THE OFFERING


Common Stock offered by the Company...............  4,000,000 shares
Common Stock to be outstanding after the            15,057,364 shares(1)(2)
  Offering........................................
Use of proceeds by the Company....................  To fund further development, sales and marketing of AlloDerm; to fund new product research and
                                                    development; and for working capital and general
                                                    corporate purposes.
Nasdaq SmallCap Market symbol.....................  LIFC


                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                        NINE MONTHS
                                                                                                           ENDED
                                                               YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                                   -----------------------------------------------   -----------------
                                                    1992      1993      1994      1995      1996      1996      1997
                                                   -------   -------   -------   -------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Product sales................................  $    --   $    21   $    94   $   742   $ 2,012   $ 1,410   $ 3,238
    Research funded by others....................      239       377       723     1,065       934       660       779
                                                   -------   -------   -------   -------   -------   -------   -------
        Total revenues...........................      239       398       817     1,807     2,946     2,070     4,017
                                                   -------   -------   -------   -------   -------   -------   -------
  Costs and expenses:
    Cost of goods sold...........................       --       207       516       925     1,281       900     1,705
    Research and development.....................    1,594     2,096     2,086     2,170     1,589     1,210     1,668
    Selling, general and administrative..........    1,371     1,748     2,109     2,898     4,301     2,896     5,580
                                                   -------   -------   -------   -------   -------   -------   -------
        Total costs and expenses.................    2,965     4,051     4,711     5,993     7,171     5,006     8,953
                                                   -------   -------   -------   -------   -------   -------   -------
  Loss from operations...........................   (2,726)   (3,653)   (3,894)   (4,186)   (4,225)   (2,936)   (4,936)
    Interest income and other, net...............      162       224       167       281       135        56       320
                                                   -------   -------   -------   -------   -------   -------   -------
  Net loss.......................................  $(2,564)  $(3,429)  $(3,727)  $(3,905)  $(4,090)  $(2,880)  $(4,616)
                                                   =======   =======   =======   =======   =======   =======   =======
  Loss per common share(3).......................  $ (0.70)  $ (0.80)  $ (0.90)  $ (1.10)  $ (1.14)  $ (0.82)  $ (0.86)
                                                   =======   =======   =======   =======   =======   =======   =======
  Shares used in computing loss per common
    share........................................    3,643     4,277     4,294     4,313     4,543     4,452     6,304


                                                       AT DECEMBER 31,                        AT SEPTEMBER 30, 1997
                                     ----------------------------------------------------   -------------------------
                                       1992       1993       1994       1995       1996      ACTUAL    AS ADJUSTED(4)
                                     --------   --------   --------   --------   --------   --------   --------------
BALANCE SHEET DATA:
  Cash, cash equivalents and short-
    term investments...............  $  6,528   $  3,443   $  7,032   $  3,015   $ 10,748   $  5,536      $ 21,576
  Working capital..................     6,770      3,433      6,613      2,888     10,885      6,131        22,238
  Total assets.....................     7,413      4,260      7,997      4,376     12,890      8,812        24,785
  Deferred credit..................        --         --      1,500      1,500      1,500      1,500         1,500
  Accumulated deficit..............   (13,189)   (16,619)   (20,678)   (24,775)   (29,311)   (34,709)      (34,709)
  Total stockholders' equity.......     7,152      4,046      5,743      2,094     10,197      5,914        21,954


---------------


(1) Based upon shares outstanding at November 24, 1997. Includes approximately 4,050,419 shares of Common Stock issuable upon conversion of the Company's Series B Preferred Stock, par value $.001 per share (the "Series B Preferred Stock"). The shares of Series B Preferred Stock will remain outstanding after the Offering, but may be converted at any time at the option of the holder thereof and will automatically convert into shares of Common Stock under certain circumstances. See "Risk Factors -- Rights of Holders of Series B Preferred Stock" and "Description of Capital Stock -- Series B Preferred Stock".



(2) Based upon shares outstanding at November 24, 1997. Excludes (i) an aggregate of 1,380,320 shares reserved for issuance upon exercise of stock options outstanding at November 24, 1997 with a weighted average exercise price of $3.75 per share; (ii) an aggregate of 3,183,478 shares reserved for issuance upon exercise of warrants outstanding at November 24, 1997 with a weighted average exercise price of $4.26 per share; (iii) 315,789 shares (assuming a market price of $4.75 per share) issuable upon conversion of a $1.5 million licensing fee by Medtronic, Inc. under certain conditions and subject to certain limitations, at the then-current market price; and (iv) an aggregate of 1,034,231 shares reserved for issuance upon exercise of options available for future grant under the Company's Amended and Restated 1992 Stock Option Plan and Second Amended and Restated 1993 Non-Employee Director Stock Option Plan, as amended. See "Description of Capital Stock".


(3) Includes effect of accounting treatment of preferred stock and warrant exercise inducement of $(0.03), $(0.19) and $(0.24) for the years ended December 31, 1994, 1995 and 1996, and $(0.18) and $(0.13) for the nine months ended September 30, 1996 and 1997, respectively.


(4) As adjusted to reflect the receipt of the net proceeds from the sale of the 4,000,000 shares of Common Stock offered by the Company hereby. See "Use of Proceeds" and "Description of Capital Stock".

                                  RISK FACTORS

     IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY BY POTENTIAL INVESTORS IN EVALUATING AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY. SPECIAL NOTE: CERTAIN STATEMENTS SET FORTH BELOW CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS".

     HISTORY OF OPERATING LOSSES; SUBSTANTIAL ACCUMULATED EARNINGS
DEFICIT. Since its inception in 1986, the Company has generated only limited revenues from product sales and has incurred substantial losses, including losses of approximately $3.7 million, $3.9 million and $4.1 million for the years ended December 31, 1994, 1995, and 1996, respectively, and $4.6 million for the nine months ended September 30, 1997. At September 30, 1997, the Company had an accumulated deficit of approximately $34.7 million. The Company expects to incur additional operating losses as well as negative cash flow from operations at least into 1998 as it continues to use substantial resources to expand its marketing efforts with respect to AlloDerm and to expand its product development programs. There can be no assurance that the Company will ever become profitable. The Company's ability to increase revenues and achieve profitability and positive cash flows from operations will depend on increased market acceptance and sales of AlloDerm and commercialization of products under development. There can be no assurance that the Company will be successful in expanding AlloDerm sales or that the Company's development efforts will result in commercially available products, that the Company will obtain required regulatory clearances or approvals for any new products in a timely manner, or at all, that the Company will be successful in introducing any new products or that any new products will achieve a significant level of market acceptance. The development and commercialization of new products will require additional development, sales and marketing, manufacturing and other expenditures. The required level and timing of such expenditures will affect the Company's ability to achieve profitability and positive cash flows from operations. There can be no assurance that the Company will ever achieve higher levels of revenues or a profitable level of operations or that profitability, if achieved, can be sustained on an ongoing basis. See "-- No Assurance of Additional Necessary Capital", "-- Uncertainty of Market Acceptance" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     NO ASSURANCE OF ADDITIONAL NECESSARY CAPITAL. The Company intends to expend substantial funds for product research and development, expansion of sales and marketing activities, expansion of manufacturing capacity, product education efforts, and other working capital and general corporate purposes. Although the Company believes that the net proceeds of the Offering, together with its existing resources and anticipated cash flows from operations, will be sufficient to satisfy its capital needs for at least 24 months following the Offering, there can be no assurance that the Company will not require additional financing before that time. The Company's actual liquidity and capital requirements will depend upon numerous factors, including the costs and progress of the Company's research and development efforts; the number and types of product development programs undertaken; the costs and timing of expansion of sales and marketing activities; the costs and timing of expansion of manufacturing capacity; the amount of revenues from sales of the Company's existing and new products; changes in, termination of, and the success of, existing and new distribution arrangements; the cost of maintaining, enforcing and defending patents and other intellectual property rights, including the cost of defending the lawsuit relating to the Integra Patents; competing technological and market developments; developments related to regulatory and third-party reimbursement matters; and other factors. In the event that additional financing is needed, the Company may seek to raise additional funds through public or private financing, collaborative relationships or other arrangements. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve significant restrictive covenants. Collaborative arrangements, if necessary to raise additional funds, may require the Company to relinquish its rights to certain of its technologies, products or marketing territories. Failure to raise capital when needed could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that such financing, if required, will be available on terms satisfactory to the Company, if at all. If adequate funds are not available, the Company expects it will be required to delay, scale back or eliminate one or more of its product development programs. See "-- Patent Infringement Lawsuit" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     GOVERNMENT REGULATION -- ALLODERM. In July 1997, the United States Food and Drug Administration (the "FDA") published a final rule, to become effective in January 1998, regulating "human tissue". The rule clarifies and modifies an earlier interim rule and defines human tissue as any tissue derived from a human body which is (i) intended for administration to another human for the diagnosis, cure, mitigation, treatment or prevention of any condition or disease and (ii) recovered, processed, stored or distributed by methods not intended to change tissue function or characteristics. The FDA definition excludes, among other things, tissue that currently is regulated as a human drug, biological product or medical device and excludes kidney, liver, heart, lung, pancreas or any other vascularized human organ. Unlike certain drugs, biologicals and medical devices, human tissue is not subject to premarket notification or approval by the FDA.

     In September 1996, the Company received a letter from the FDA to the effect that AlloDerm intended for use for replacement or repair of damaged or inadequate integumental tissue is human tissue within the meaning of the interim final rule. This FDA position reversed the preliminary agency determination that AlloDerm should be regulated under the medical device authorities. The provisions of the interim rule relied upon by the FDA in the September 1996 letter were unchanged in the final rule. Consequently, AlloDerm is not subject to premarket notification or approval by the FDA and the Company may promote and sell AlloDerm for use in the treatment of wounds, such as third-degree burns, in periodontal surgical procedures, such as free-gingival grafting and guided tissue regeneration, and in plastic and reconstructive surgery procedures, such as contracture release grafting and scar revision. The agency also informed the Company that this decision applies only to AlloDerm when it is intended for use in transplantation, and the regulatory status of the product when it is promoted for other uses, such as a void filler for soft tissue, for cosmetic augmentation or as a wound healing agent (the "Additional Indications"), would need to be determined by the FDA on a case-by-case basis.

     While the Company's marketing efforts had not previously focused on the Additional Indications, as a follow-up to its September 1996 letter, the FDA informed the Company that AlloDerm for Additional Indications would have to be formally presented to the FDA to determine if, with these indications, AlloDerm would continue to fall within the scope of the interim rule for human tissue and thus not require premarket clearance as a medical device. The Company was asked to indicate what changes in advertisement and promotion it would make for AlloDerm. The Company responded to the FDA letter in October 1996, and informed the agency that the Company believes that the distinctions drawn regarding the definition of transplantation and human tissue and between integumental tissue and all other tissue in the September 1996 letter were fairly novel and ones for which the Company would require clarification from the FDA as it goes forward. The Company believes that AlloDerm, when used for cosmetic augmentation and as a void filler, may still qualify as human tissue. Similarly, the Company advised the FDA that since almost every replacement or repair of damaged or inadequate tissue involves a cosmetic aspect, the Company believes that many cosmetic uses of AlloDerm are within the purview of human tissue.

     Nevertheless, the Company informed the FDA that it intends to follow the agency's decision and, until this matter is clarified on a case-by-case basis, will not promote AlloDerm for the Additional Indications. There can be no assurance that the FDA will not finally conclude that use of AlloDerm for the Additional Indications should be regulated as a medical device and require a 510(k) premarket notification or premarket approval application for AlloDerm for such indications. If the FDA were to conclude definitively that the Company is required to obtain agency clearance of a 510(k) notification or approval of a premarket approval application for AlloDerm for the Additional Indications, the FDA may require the Company to conduct laboratory testing and preclinical and clinical studies of AlloDerm to support a marketing application. Testing, preparation of necessary applications and processing of those applications by the FDA is expensive and any required laboratory testing or preclinical or clinical studies that the Company would be required to conduct could take several years to complete. There can be no assurance that any required testing could be completed successfully, or that if successfully completed, would provide sufficient data and information to enable the FDA to determine, on a timely basis, if at all, that when AlloDerm is used for the Additional Indications, it is substantially equivalent to a legally marketed predicate device or is safe and effective for the Additional Indications and to permit the product to be marketed for such uses. Failure of the Company to receive any required FDA clearance or approval of AlloDerm for the Additional Indications on a timely basis would preclude promotion of AlloDerm for the Additional Indications and could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Government Regulation -- Proposed Products" and "Business -- Government Regulation".

     In October 1997, the FDA inspected LifeCell's facilities. No Form 483 Notice of Observations was left with the Company, although the agency did take copies of numerous documents relating to the AlloDerm production process and promotional material relating to AlloDerm. Notwithstanding the fact that no Form 483 was received, there can be no assurance that the FDA will not raise regulatory issues with respect to the documents taken for review.

     In February 1997, the FDA issued a comprehensive "proposed approach" to the regulation of cellular and tissue-based products, other than human tissue for transplantation. The FDA proposal sets forth a tiered approach to cell and tissue regulation that ranges from no regulatory requirements for cells or tissue that are removed and transplanted into the same patient in a single surgical procedure to full premarket approval requirements for biologics and medical devices that raise potential health, safety or efficacy concerns. Although the FDA has notified the Company that AlloDerm is not now subject to premarket notification or approval, there can be no assurance that the FDA will not impose additional or different regulatory requirements on AlloDerm after the agency finalizes its approach to the regulation of cellular and tissue-based products.

     Human tissue is regulated by the FDA in a manner the agency has deemed necessary to protect the public health from the transmission of various infectious diseases, including human immunodeficiency virus ("HIV") infection, syphilis and hepatitis infection, through transplantation of tissue from donors with or at risk of these diseases. Under the FDA regulations, all facilities engaged in the procurement, processing, storage or distribution of human tissue intended for transplant are required to assure that certain infectious disease testing and donor screening is performed and that records documenting such testing for each tissue are available for inspection by the FDA. The regulations also provide authority for the FDA to conduct inspections of human tissue facilities and to detain, recall or destroy tissue for which appropriate documentation is not available. Although the Company believes that it conducts its operations in compliance in all material respects with such requirements, no assurances may be given in such regard. Non-compliance with applicable requirements can result in fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to authorize the marketing of new products or to allow the Company to enter into supply contracts and criminal prosecution.

     The National Organ Transplant Act ("NOTA") prohibits the acquisition, receipt or transfer of certain human organs, including skin, for "valuable consideration". NOTA permits the payment of reasonable expenses associated with the removal, transportation, processing, preservation, quality control and storage of human tissue and skin. NOTA may be interpreted to limit the prices that LifeCell may charge for processing and transporting its human tissue products. This could result in limited revenues which could adversely affect LifeCell's business, financial condition and results of operations. See "Business -- Government Regulation".

     PATENT INFRINGEMENT LAWSUIT. On November 4, 1997, Integra and MIT filed a lawsuit in the United States District Court for the District of Massachusetts, alleging that the Company infringes the Integra Patents. The lawsuit seeks injunctive relief, an accounting of revenues, enhanced monetary damages and attorneys' fees. On November 14, 1997, LifeCell responded to the complaint denying the infringement claims and asserting certain affirmative defenses and counterclaims. The Company has received an opinion from its patent counsel to the effect that the intended uses of AlloDerm do not infringe the Integra Patents. This opinion represents only the reasoned professional judgment of the Company's patent counsel and is not binding on any court or third party. Patent litigation involves complex legal and factual questions. As a result, the outcome of such litigation is inherently unpredictable, and there can be no assurance that the result of this proceeding will be favorable to the Company or that it will not have a material adverse effect on the Company's business, operating results or financial condition. If it is determined that the Company is infringing the Integra Patents, the court could issue an injunction prohibiting the Company from making, using or selling its AlloDerm product for some or all of its intended uses. Such injunction could also extend to the Company's other potential products under development. In addition, the court could assess significant damages and attorneys' fees against the Company, which would have a material adverse effect on the Company's business, operating results and financial condition and otherwise affect the ability of the Company to continue as a viable enterprise. In addition, an adverse determination in this proceeding could require the Com-pany to seek licenses from Integra, which may not be available on reasonable terms, if at all. Regardless of the outcome, defending such claims could involve significant costs and diversion of management resources, which could have a material adverse effect on the Company's business, operating results or financial condition. See "-- Dependence on Patents and Proprietary Rights" and "Business -- Legal Proceedings".


     GOVERNMENT REGULATION -- PROPOSED PRODUCTS. Many if not all of LifeCell's products under development will require regulatory approval or clearance prior to commercialization. Human therapeutic products are subject to rigorous preclinical and clinical testing as a condition of approval by the FDA and by similar regulatory authorities in foreign countries. The lengthy process of obtaining these approvals and clearances and the ongoing process of compliance with applicable federal statutes and regulations will require the expenditure of substantial resources, and there can be no assurance that FDA or foreign approvals will be obtained for any of the Company's proposed products.

     LifeCell's proposed xenograft heart valve and other xenograft tissue transplantation products will be subject to regulation as medical devices. The Company's proposed blood cell preservation products will be subject to regulation as biologics. Such products require FDA premarket clearance or approval prior to commercialization in the United States. To obtain FDA approval for these products, the Company must submit proof of their safety and efficacy. Testing, preparation of necessary applications and processing of those applications by the FDA is expensive and time consuming. There can be no assurance that the FDA will act favorably or quickly in making such reviews, and significant difficulties or costs may be encountered by the Company in its efforts to obtain FDA clearances that could delay or preclude the Company from marketing any product it may develop. The FDA may also place conditions on clearances that could restrict commercial applications of such products. Product marketing approvals or clearances may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. Delays imposed by the governmental clearance process may materially reduce the period during which the Company has the exclusive right to commercialize patented products.

     Products marketed by LifeCell pursuant to FDA or foreign approval will be subject to pervasive and continuing regulation. In the United States, devices and biologics must be manufactured in registered establishments and must be produced in accordance with the FDA's "Quality System" regulation for medical devices or "Good Manufacturing Practices" ("GMP") regulations for biologics. Manufacturing facilities and processes are subject to periodic FDA inspection. Labeling and promotional activities are also subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. The export of devices and biologics is also subject to regulation and may require FDA approval. From time to time, the FDA may modify such requirements, imposing additional or different requirements. Failure to comply with any applicable FDA requirements could result in civil and criminal enforcement actions and other penalties. In addition, there can be no assurance that the various states in which LifeCell's products are sold will not impose additional regulatory requirements or marketing impediments.

     NOTA prohibits the acquisition, receipt or transfer of certain human organs, including heart valves and vascular grafts, for "valuable consideration", which could affect the commercialization of certain of the Company's proposed human tissue products. See "-- Government
Regulation -- AlloDerm" and "Business -- Government Regulation".

     FOREIGN REGULATORY STATUS OF ALLODERM. The regulation of AlloDerm outside the United States varies by country. Certain countries regulate AlloDerm as a pharmaceutical product, requiring extensive filings and regulatory approvals to market the product. Certain countries classify AlloDerm as a transplant tissue but may restrict its import or sale. Other countries have no applicable regulations regarding the import or sale of products similar to AlloDerm, creating uncertainty regarding the import or sale of the product. The inability to classify AlloDerm as a medical device has restricted LifeCell's ability to obtain an appropriate regulatory designation for the product for Western Europe, which would provide a clearer marketing path in the European Union. There can be no assurance that the various foreign countries in which LifeCell's products are sold will not impose additional regulatory requirements.

     AlloDerm currently is being marketed in certain foreign countries, and LifeCell is pursuing clearance to market AlloDerm in additional countries. There can be no assurance that the uncertainty of regulations in each country will not delay or impede the marketing of AlloDerm or impede the ability of LifeCell to negotiate distribution arrangements on favorable terms.

     Certain foreign countries have laws similar to NOTA. These laws may restrict the amount that the Company can charge for AlloDerm and may restrict the importation or distribution of AlloDerm to licensed not-for-profit organizations. See "Business -- Government Regulation".

     UNCERTAINTY OF MARKET ACCEPTANCE. Much of the Company's ability to increase revenues and to achieve profitability and positive cash flow will depend on expanding the use and market penetration of its AlloDerm product and the successful introduction of its products in development. Products based on the Company's technologies represent new methods of treatment. Physicians will not use the Company's products unless they determine that the clinical benefits to the patient are greater than those available from competing products or therapies. Even if the advantage of the Company's products is established as clinically significant, physicians may not elect to use such products for any number of reasons. As such, there can be no assurance that any of the Company's AlloDerm products or products under development will gain any significant degree of market acceptance among physicians, health care payors and patients. Broad market acceptance of the Company's products may require the training of numerous physicians and clinicians, as well as conducting or sponsoring clinical studies to demonstrate the benefits of such products. The amount of time required to complete such training and studies could result in a delay or dampening of such market acceptance. Moreover, health care payors' approval of reimbursement for the Company's products in development will be an important factor in establishing market acceptance. See "-- Limited Third-Party Reimbursement".

     DELAYED OR UNSUCCESSFUL PRODUCT DEVELOPMENT. The Company's growth and profitability will depend, in part, upon its ability to complete development of and successfully introduce new products. The Company may be required to undertake time-consuming and costly development activities and seek regulatory clearance or approval for new products. Although the Company has conducted animal studies on many of its products under development which indicate that the product may be feasible for a particular application, there can be no assurance that the results obtained from expanded studies will be consistent with earlier trial results or be sufficient for the Company to obtain any required regulatory approvals or clearances. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products, that regulatory clearance or approval of these or any new products will be granted on a timely basis, if ever, or that the new products will adequately meet the requirements of the applicable market or achieve market acceptance. The completion of the development of any of the Company's products under development remains subject to all the risks associated with the commercialization of new products based on innovative technologies, including unanticipated technical or other problems, manufacturing difficulties and the possible insufficiency of the funds allocated for the completion of such development, which could result in a change in the design, delay in the development or the abandonment of such products. Consequently, there can be no assurance that any of the Company's products under development will be successfully developed or manufactured or, if developed and manufactured, that such products will meet price or performance objectives, be developed on a timely basis or prove to be as effective as competing products. The inability to complete successfully the development of a product or application, or a determination by the Company, for financial, technical or other reasons, not to complete development of any product or application, particularly in instances in which the Company has made significant capital expenditures, could have a material adverse effect on the Company's business, financial condition and results of operations.

     DEPENDENCE ON KEY MANAGEMENT AND PERSONNEL. The success of LifeCell will be dependent largely on the efforts of Paul M. Frison, Chairman of the Board, President and Chief Executive Officer of the Company, and Stephen A. Livesey, M.D., Ph.D., Executive Vice President, Chief Science Officer and a director of the Company. The loss of either person's services would have a material adverse effect on LifeCell's business, financial condition and results of operations. LifeCell has obtained "keyman" life insurance on Mr. Frison and Dr. Livesey of $1.0 million and $3.0 million, respectively. Dr. Livesey, a citizen of Australia, has applied for permanent residence status in the United States. There can be no assurance that he will be able to obtain such status. The Company does not have employment agreements with any of its employees. Further, the success of LifeCell is also dependent upon its ability to hire and retain qualified operating, marketing and technical personnel. The competition for qualified personnel in the biomedical industry is intense and, accordingly, there can be no assurance that LifeCell will be able to hire or retain such personnel. See "Management".

     DEPENDENCE ON CORPORATE COLLABORATORS. The Company expects to rely in the future on corporate collaborative partners for the development and commercialization of certain products and to conduct certain clinical trials, obtain regulatory approvals and manufacture and market any resulting products. Although the Company believes that any such collaborative partners would have an economic motivation to commercialize any products that might result from such arrangements, the amount and timing of resources devoted to these activities by such parties could depend on the achievement of technical and research goals by the Company and generally would be controlled by such partners. Moreover, collaborative arrangements generally provide that they may be terminated by the collaborator prior to their expiration under circumstances that also may be outside the control of the Company. Any eventual sale of products may depend further on the successful completion of arrangements with other partners, licensees or distributors in each territory. There can be no assurance that the Company will be successful in establishing any such collaborative arrangements on acceptable terms, if at all, or that any such future collaborator would be successful in commercializing any resulting products. In 1994, LifeCell entered into a license and development agreement with Medtronic, Inc. ("Medtronic") to develop jointly the Company's heart valve products. Pursuant to the agreement, Medtronic paid LifeCell an initial $1.5 million license fee, funds costs of research and development under a mutually agreed upon budget, including clinical trials, if any, and will pay royalties of up to an aggregate of $25.0 million on sales of products covered by the agreement. There can be no assurance that Medtronic will perform its obligations under the agreement, will not reduce committed funding for the Company's heart valve development program, will not terminate the agreement, that Medtronic or LifeCell will successfully develop or market any products under the agreement or that LifeCell will ever receive royalties under the agreement. Furthermore, there can be no assurance that Medtronic or future collaborators will not pursue existing or alternative technologies in preference to potential products being developed in collaboration with the Company. See "Business -- Corporate Alliance".

     DEPENDENCE ON DISTRIBUTOR SALES. Sales to distributors constitute a significant portion of the Company's revenues. The Company has only recently entered into certain of its current distribution arrangements. The Company may be required to enter into additional distribution arrangements to achieve broad distribution of AlloDerm or any future products. There can be no assurance that the Company will be able to maintain its current distributor arrangements or, in the event of termination of any of these arrangements, that a new distributor will be found, or that the Company will be able to enter into and maintain arrangements with additional distributors on acceptable terms, or on a timely basis, if ever. There can be no assurance that these distributors will devote the resources necessary to provide effective sales and marketing support to the Company or market the Company's products at prices that can achieve market acceptance. In addition, the Company's distributors may give higher priority to the products of other medical suppliers or their own products, thus reducing their efforts to sell the Company's products. If any of the Company's distributors becomes unwilling or unable to promote, market and sell the Company's products, the Company's business, financial condition and results of operations could be materially adversely affected. The Company has engaged Lifecore as the exclusive distributor for AlloDerm for dental applications in the United States, and other distributors also may be granted exclusive distribution rights. To the extent any exclusive distributor fails adequately to promote, market and sell the Company's products, the Company may not be able to secure a replacement distributor until after the term of the distribution contract is complete or until such contract can otherwise be terminated. See "Business -- Marketing".

     DEPENDENCE ON CERTAIN SOURCES OF MATERIALS. The Company's business will be dependent on the availability of donated human skin, cardiovascular tissue and other tissues. A finite supply of donated skin is available. Although the Company has established what it believes to be adequate sources of donated human skin to satisfy the expected demand for AlloDerm, there can be no assurance that the availability of donated human skin and cardiovascular tissue will be sufficient to meet LifeCell's demand for such materials. Any significant interruption in supply of such tissue would likely have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Sources of Materials".

     The Company acquires donated human skin from various non-profit organizations which procure skin and other donated human tissue. The procurement of skin generally constitutes a small portion of the operating funds for such non-profit organizations. The development of products that replace the need for donated tissue, such as the development of synthetic bone substitutes to replace allograft bone procured by the organizations, could threaten the existence of the non-profit organizations and, therefore, adversely affect the supply of donated human skin to LifeCell or increase the required payments from LifeCell.

     The Company has performed limited activities to develop products using porcine dermis and other animal tissues as a substitute for donated human skin. If successfully developed, animal tissue could replace the need for human tissue as a raw material. There can be no assurance that such animal tissue products can be successfully developed, that such development and required regulatory approvals could result in timely replacement of human tissue used by LifeCell in the event of a reduced supply of human tissue or that the cost of such animal tissue would not materially adversely affect the business, financial condition and results of operations of the Company.

     Donors of organs and tissues, including donated human skin, have various motivations. Although LifeCell does not promote the use of AlloDerm for cosmetic applications, AlloDerm has been used by surgeons in a variety of applications that may be considered "cosmetic". Knowledge of such use by potential donors could impact their willingness to donate skin for such uses. See "-- Product Liability and Insurance" and "Business -- Sources of Materials".

     TECHNOLOGICAL CHANGE AND COMPETITION. The biomedical field is undergoing rapid and significant technological change. LifeCell's success depends upon its ability to develop and commercialize efficient and effective products based on its technology. There are many companies and academic institutions that are capable of developing products based on similar technology, and that have developed and are capable of developing products based on other technologies, which are or may be competitive with LifeCell's products. Many of these companies and academic institutions are well-established, have substantially greater financial and other resources, research and development capabilities and more experience in conducting clinical trials, obtaining regulatory approvals, manufacturing and marketing than LifeCell. These companies and academic institutions may succeed in developing competing products that are more effective than LifeCell's products, or that receive government approvals more quickly than LifeCell's products, which may render the Company's products or technology uncompetitive, uneconomical or obsolete. See
"Business -- Competition".


     MANAGEMENT DISCRETION IN USE OF PROCEEDS. The Company's management, subject to approval of the Board of Directors, will have broad discretion as to the allocation of the net proceeds to the Company of the Offering, including approximately 3.8% of such net proceeds designated for working capital and general corporate purposes. As a result of such discretion, the Company's management could allocate the net proceeds to the Company of the Offering for uses that the stockholders may not deem desirable. In addition, there can be no assurance that the proceeds can or will be invested to yield an acceptable return. See "Use of Proceeds".


     LIMITED THIRD-PARTY REIMBURSEMENT. Generally, hospitals, physicians and other health care providers purchase products, such as the products being sold or developed by LifeCell, for use in providing care to their patients. These parties typically rely on third-party payors, including Medicare, Medicaid, private health insurance and managed care plans, to reimburse all or part of the costs of acquiring those products and costs associated with the medical procedures performed with those products. Cost control measures adopted by third-party payors in recent years have had and may continue to have a significant effect on the purchasing practices of many health care providers, generally causing them to be more selective in the purchase of medical products. Significant uncertainty exists as to the reimbursement status of newly approved health care products. The Company believes that certain third-party payors provide reimbursement for medical procedures at a specified rate without additional reimbursement for products, such as those being sold or developed by LifeCell, used in such procedures. There can be no assurance that adequate third-party payor reimbursement will be available for the Company to maintain price levels sufficient for realization of an appropriate return on its investment in developing new products. In addition, government and other third-party payors continue to refuse, in some cases, to provide any coverage for uses of approved products for indications for which the FDA has not granted marketing approval. Many uses of AlloDerm have not been granted such marketing approval and there can be no assurance that any such uses will be approved. Further, certain of the Company's products are used in medical procedures that typically are not covered by third-party payors, such as "cosmetic" procedures, or for which patients sometimes do not obtain coverage, such as dental procedures. These and future changes in third-party payor reimbursement practices regarding the procedures performed with LifeCell's products could adversely affect the market acceptance of LifeCell's products. See
"Business -- Government Regulation".

     DEPENDENCE ON PATENTS AND PROPRIETARY RIGHTS. LifeCell's ability to compete effectively with other companies is materially dependent upon the proprietary nature of its technologies. LifeCell relies primarily on patents and trade secrets to protect its technologies. LifeCell currently licenses the exclusive right to nine United States patents and related foreign patents and non-exclusive rights to one patent. In addition, LifeCell has been issued three United States utility patents, one United States design patent and has five pending United States patent applications. There can be no assurance that LifeCell will obtain any additional patents or other protection, that the patents currently applied for will be granted, that, if the patents currently applied for are granted, the claims allowed will be sufficient to protect LifeCell's technology, or that existing patents or proprietary rights owned by or licensed to LifeCell will provide significant commercial benefits. Further, there can be no assurance that any patents or proprietary rights owned by or licensed to LifeCell will not be challenged, invalidated, circumvented, or rendered unenforceable based on, among other things, subsequently discovered prior art, lack of entitlement to the priority of an earlier, related application or failure to comply with the written description, best mode, enablement or other applicable requirements. The invalidation, circumvention or unenforceability of key patents or proprietary rights owned by or licensed to LifeCell could have a material adverse effect on LifeCell and on its business, financial condition and results of operations.

     LifeCell's success will depend in part on its ability to maintain and obtain patent protection for its technology both in the United States and other countries. Other companies and research and academic institutions may have developed technologies, filed patent applications or received patents on various technologies that may be related to LifeCell's business. Some of these patent applications, patents or technologies may conflict with LifeCell's patent applications, patents or technologies. Any such conflict could invalidate or limit the scope of LifeCell's patents or could result in denial of LifeCell's patent applications. In addition, if patents that cover LifeCell's activities are issued to other companies, there can be no assurance that LifeCell would be able to obtain licenses to such patents at a reasonable cost, if at all, or be able to develop or obtain alternative technology. Any of the foregoing matters could have a material adverse effect on LifeCell and on its business prospects.

     In addition, the Company may be required to obtain a license under one or more patents prior to commercializing any heart valve or vascular product, if developed. There can be no assurance that such a license will be available, or if available, that a license will be granted on terms which are commercially acceptable to the Company.

     On November 4, 1997, Integra and MIT filed a lawsuit in the United States District Court for the District of Massachusetts, alleging that the Company infringes the Integra Patents. The lawsuit seeks injunctive relief, an accounting of revenues, enhanced monetary damages and attorneys' fees. On November 14, 1997, LifeCell responded to the complaint denying the infringement claims and asserting certain affirmative defenses and counterclaims. The outcome of such litigation is inherently unpredictable, and there can be no assurance that the result of this proceeding will be favorable to the Company or that it will not have a material adverse effect on the Company's business, operating results or financial condition. In addition, no assurances may be given that the Company's existing or proposed products or processes may not be the subject of additional infringement claims. Any successful patent infringement claim relating to any patent could have a material adverse effect on the Company. See "-- Patent Infringement Lawsuit".

     There can be no assurance that LifeCell will not be required to resort to litigation to protect its patented technologies or other proprietary rights or that the Company will not be the subject of additional patent litigation to defend its existing or proposed products or processes against claims of patent infringement or other intellectual property claims. Any of such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and results of operations.

     LifeCell also has applied for patent protection in several foreign countries. Because of the differences in patent laws and laws concerning proprietary rights, the extent of protection provided by United States patents or proprietary rights owned by or licensed to LifeCell may differ from that of their foreign counterparts.

     LifeCell may decide for business reasons to retain certain knowledge that it considers proprietary as confidential and elect to protect such information as a trade secret, as business confidential informa-tion or as know-how. In that event, LifeCell must rely upon trade secrets, know-how and continuing technological innovation to maintain its competitive position. There can be no assurance that others will not independently develop substantially equivalent proprietary information or otherwise gain access to or disclose such information. The independent development or disclosure of LifeCell's trade secrets could have a material adverse effect on LifeCell and on its business prospects. See "Business -- Patents, Proprietary Information and Trademarks".

     PRODUCT LIABILITY AND INSURANCE. The Company's business exposes it to potential product liability risks which are inherent in the testing, manufacturing and marketing of medical products. Although the Company has product liability insurance coverage with an aggregate limit of $5.0 million and a per occurrence limit of $3.0 million, there can be no assurance that such insurance will provide adequate coverage against potential liabilities, that adequate product liability insurance will continue to be available in the future or that it can be maintained on acceptable terms. The obligation to pay any product liability claim in excess of whatever insurance the Company is able to acquire could have a material adverse effect on the business, financial condition and results of operations of the Company.

     The Company uses donated human skin as the raw material for AlloDerm. The non-profit organizations that supply such skin are required to follow FDA regulations and guidelines published by the American Association of Tissue Banks (the "AATB") to screen donors for potential disease transmission. Such procedures include donor testing for certain viruses, including HIV. The Company's manufacturing process also has been demonstrated to inactivate concentrated suspensions of HIV in tissue. While the Company believes such procedures are adequate to reduce the threat of disease transmission, there can be no assurance that its AlloDerm product will not be associated with transmission of disease or that a patient otherwise infected with disease would not erroneously assert a claim that the use of AlloDerm resulted in the disease transmission. Any such transmission or alleged transmission could have a material adverse effect on the Company's ability to manufacture or market its products or could otherwise have a material adverse effect on the Company's business, financial condition or results of operations. See "-- Dependence on Certain Sources of Materials".


     LIMITATION ON THE USE OF NET OPERATING LOSSES AND RESEARCH AND DEVELOPMENT TAX CREDITS. As of December 31, 1996, LifeCell had accumulated net operating loss ("NOL") carryforwards for federal income tax purposes of approximately $26.1 million and research and development tax credits of approximately $385,000 since its inception, and may continue to incur NOL carryforwards. United States tax laws provide for an annual limitation on the use of NOL carryforwards following certain ownership changes and also limit the time during which NOL and tax credit carryforwards may be applied against future taxable income and tax liabilities. The sale of Common Stock in the Offering is expected to result in an ownership change for federal income tax purposes. The Company estimates that the amount of its NOL carryforwards and the credits available to offset taxable income subsequent to the Offering will be approximately $2.7 million per year on a cumulative basis. Accordingly, if LifeCell generates taxable income in any year in excess of the then cumulative limitation, the Company may be required to pay federal income taxes even though it has unexpired NOL carryforwards.


     DISPOSAL OF HAZARDOUS MATERIALS. LifeCell's research and development and processing techniques generate waste that is classified as hazardous by the United States Environmental Protection Agency and the Texas Natural Resources Commission. LifeCell segregates such waste and disposes of it through a licensed hazardous waste transporter. Although LifeCell believes it is currently in compliance in all material respects with applicable environmental regulations, its failure to comply fully with any such regulations could result in the imposition of penalties, fines or sanctions that could have a material adverse effect on LifeCell's business, financial condition and results of operations. See "Business -- Government Regulation".


     SHARES AVAILABLE FOR FUTURE SALE. Sales of shares of Common Stock in the public market following the Offering or the perception that such sales could occur could have an adverse effect on the market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities. Upon completion of the Offering, the Company will have 11,006,945 shares of Common Stock outstanding. Substantially all of these shares are available for immediate sale in the public market pursuant to effective registration statements or exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act"). As of November 24, 1997, an additional approximately 4,050,419 shares of Common Stock are issuable upon conversion of the Series B Preferred Stock (the "Series B Conversion Shares"). The resale of the Series B Conversion Shares is covered by an effective registration statement under the Securities Act and the Series B Conversion Shares are, therefore, available for immediate resale in the public market upon conversion. There are also outstanding stock options and warrants to purchase an aggregate of 4,563,798 shares of Common Stock at various exercise prices per share. Substantially all of such shares are available for immediate sale in the public market upon exercise pursuant to effective registration statements under the Securities Act. In addition, in the event that Medtronic terminates funding of the Company's heart valve program, Medtronic may convert its $1.5 million license fee into newly issued shares of Common Stock at the then-current market price (315,789 shares, assuming a market price of $4.75 per share), subject to certain limitations and conditions. The Company's officers and directors and certain stockholders, including the Selling Stockholder, who immediately after the Offering will hold in the aggregate approximately 1,748,098 of the outstanding shares of Common Stock (assuming no exercise of the Underwriters' over-allotment option), 4,050,419 shares of Common Stock issuable on conversion of the Series B Preferred Stock and options or warrants to purchase an aggregate of 3,937,338 shares of Common Stock, have agreed not to transfer, sell, contract to sell or grant any option, right or warrant to purchase or otherwise dispose of any of such shares of Common Stock or any securities exchangeable for shares of Common Stock for 90 days after the date of this Prospectus without the prior written consent of Vector Securities International, Inc. Commencing 91 days from the date of this Prospectus, substantially all of the shares subject to such lock-up agreements will be available for immediate sale in the public market. Vector Securities International, Inc. may, in its sole discretion and at any time without notice, release all or any portion of the shares subject to such lock-up agreements.



     IMMEDIATE AND SUBSTANTIAL DILUTION; OUTSTANDING WARRANTS AND
OPTIONS. Because the offering price is substantially higher than the book value per share of the Common Stock, purchasers of shares of Common Stock in the Offering will incur immediate and substantial dilution of $3.06 per share, or 68% of the public offering price. In addition, investors purchasing shares in the Offering will incur additional dilution to the extent that outstanding stock options and warrants are exercised. See "Dilution".


     DIVIDENDS. LifeCell has not paid a cash dividend to the holders of its Common Stock and does not anticipate paying cash dividends to the holders of its Common Stock in the foreseeable future. Under the General Corporation Law of the State of Delaware, a company's board of directors may declare and pay dividends only out of surplus or current net profits. See "Dividend Policy".

     POSSIBLE VOLATILITY OF STOCK PRICE. The market price of the shares of Common Stock, like that of the common stock of many other medical products and high technology companies, has in the past been, and is likely in the future to continue to be, highly volatile. Factors such as fluctuations in the Company's operating results, announcements of technological innovations or new commercial products by the Company or competitors, government regulation, developments in or disputes regarding patent or other proprietary rights, economic and other external factors and general market conditions may have a significant effect on the market price of the Common Stock. Moreover, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market prices for medical products and high technology companies and which have often been unrelated to the operating performance of such companies. These broad market fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of Common Stock.


     NO ASSURANCE OF NASDAQ NATIONAL MARKET LISTING. The Common Stock currently is listed on The Nasdaq SmallCap Market. The Company intends to apply for listing of the Common Stock on The Nasdaq National Market subsequent to the closing of the Offering. The Company currently does not meet the listing requirements for listing of the Common Stock on The Nasdaq National Market, and no assurances may be given that the Company will meet such requirements in the future or, if met, that The Nasdaq Stock Market, Inc. ("Nasdaq") will approve the Company's application. The Company currently is subject to certain continuing listing requirements for The Nasdaq SmallCap Market. Prior to the closing of its private placement of Series B Preferred Stock in November 1996, the Company failed to meet certain minimum capital and surplus requirements necessary to qualify for continued listing on The Nasdaq SmallCap Market. In connection with the closing of the private placement, Nasdaq waived the Company's prior non-compliance with that requirement. Although the Company believes it will be able to meet any applicable maintenance requirements, no assurances may be given in this regard. Any failure to maintain listing of the Common Stock on The Nasdaq SmallCap Market would adversely affect the liquidity of the shares of Common Stock.


     POSSIBLE ANTI-TAKEOVER EFFECTS. Certain provisions of LifeCell's Restated Certificate of Incorporation, as amended (the "Restated Certificate of Incorporation") and Amended and Restated By-laws (the "By-laws") and Section 203 of the Delaware General Corporation Law may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over the current market prices. In addition, these provisions may limit the ability of stockholders to approve transactions that they may deem to be in their best interests. For example, provisions contained in the Restated Certificate of Incorporation and By-laws include authorized blank check preferred stock, the denial of cumulative voting, limitation of the persons who may call a special meeting of the stockholders and advance notice requirement for election to the Board of Directors. See "Description of Capital Stock".


     RIGHTS OF HOLDERS OF SERIES B PREFERRED STOCK. As of November 24, 1997, there were 125,563 shares of Series B Preferred Stock outstanding. Such shares are convertible at any time at the option of the holders thereof and automatically under certain circumstances into approximately 4,050,419 shares of Common Stock. On all matters submitted to a vote of the stockholders of the Company, each share of Series B Preferred Stock entitles the holder thereof to one vote for each share of Common Stock into which such share of Series B Preferred Stock is then convertible. The holders of the shares of Series B Preferred Stock have the right to elect up to three directors of the Company. In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of shares of Series B Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock, an amount equal to $100.00 per share of Series B Preferred Stock. After payment of the full amount of any liquidating distribution to which they are entitled, the holders of shares of Series B Preferred Stock will be entitled to share ratably (treating all then issued and outstanding shares of Series B Preferred Stock as if such shares had been converted into Common Stock) in any further distribution of assets by the Company to the holders of Common Stock. Holders of the Series B Preferred Stock are entitled to receive dividends through September 30, 2001. The Company may at its option pay such dividends in additional shares of Series B Preferred Stock. See "Description of Capital Stock -- Series B Preferred Stock".


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts included in this Prospectus, including, without limitation, statements regarding the Company's financial position, business strategy, products, products under development, markets, budgets and plans and objectives of management for future operations, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company's expectations ("Cautionary Statements") are disclosed under "Risk Factors" and elsewhere in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus. All subsequent written and oral forward-looking statements attributable to the Company, or persons acting on its behalf, are expressly qualified in their entirety by the Cautionary Statements.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 4,000,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $16.0 million after deducting the underwriting discounts and commissions and offering expenses payable by the Company. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholder in the event the Underwriters' over-allotment option is exercised.


     The Company currently intends to use the net proceeds to the Company of the Offering as follows:


                                                                     APPROXIMATE PERCENTAGE
        APPLICATION OF NET PROCEEDS(1)          APPROXIMATE AMOUNT      OF NET PROCEEDS
        ------------------------------          ------------------   ----------------------
                                                  (IN MILLIONS)
Expanded sales and marketing of AlloDerm(2)...        $ 8.5                   53.1%
New product research and development(3).......          6.9                   43.1%
Working capital and general corporate
  purposes....................................          0.6                    3.8%
                                                     ------                 ------
          Total...............................        $16.0                  100.0%
                                                     ======                 ======


---------------


(1) The Company's management, subject to approval by the Board of Directors, will have broad discretion with respect to the proceeds to the Company of the Offering, including such proceeds designated for working capital and general corporate purposes. The Company feels that such discretion is necessary to allow management to determine the best allocation, as particular needs arise, of such proceeds. Presently, the Company's management believes that such proceeds will be used, among other purposes, to further research and development of existing and new products and to expand sales and marketing of existing and new products.



(2) Includes funding of additional clinical studies to demonstrate the benefits of AlloDerm over current therapies, increasing domestic and international advertising and promotional programs to increase surgeon awareness of AlloDerm (such as training workshops and educational seminars on the uses of AlloDerm), hiring additional United States technical sales representatives to market AlloDerm and expanding international sales and distribution activities.



(3) Includes funding of animal and clinical studies to expand the uses of AlloDerm into new applications, such as neurosurgery and orthopedic surgery, funding the development of and animal and clinical studies for injectable forms of AlloDerm and funding the development of and animal and clinical studies for heart valves, vascular grafts, venous valves, tendons, cartilage and nerve connective tissue products and blood cell transfusion products.



     Pending application of the net proceeds, the net proceeds to the Company of the Offering will be invested in short-term, interest bearing, investment grade securities.


     The actual amount expended and timing of the use of net proceeds to the Company of the Offering for each purpose may vary significantly depending upon many factors, including the number and type of products the Company seeks to develop, the success of these development efforts, the costs and timing of expansion of sales and marketing activities, the extent to which the Company's existing and new products gain market acceptance, costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights (including the cost of defending the lawsuit relating to the Integra Patents), costs related to regulatory and third-party reimbursement matters and other factors. The Company's management will retain broad discretion as to the allocation of the net proceeds of the Offering. See "Risk Factors -- Patent Infringement Lawsuit" and "Risk Factors -- Management Discretion in Use of Proceeds".

                          PRICE RANGE OF COMMON STOCK


     The Company's Common Stock is listed on the Nasdaq SmallCap Market under the symbol "LIFC". On November 24, 1997, the last reported sale price for the Company's Common Stock on The Nasdaq SmallCap Market was $4.75 per share. See "Risk Factors -- No Assurance of Nasdaq National Market Listing". The following table sets forth the high and low sales prices for the Company's Common Stock for the periods indicated, as reported by The Nasdaq Stock Market.



                                                              HIGH      LOW
                                                              -----    -----
1995
  First Quarter.............................................  $4.00    $1.63
  Second Quarter............................................   5.50     2.13
  Third Quarter.............................................   4.75     3.38
  Fourth Quarter............................................   4.00     2.00
1996
  First Quarter.............................................  $6.00    $2.25
  Second Quarter............................................   5.00     3.75
  Third Quarter.............................................   5.88     3.09
  Fourth Quarter............................................   4.25     2.88
1997
  First Quarter.............................................  $8.88    $3.06
  Second Quarter............................................   7.13     4.63
  Third Quarter.............................................   8.38     4.81
  Fourth Quarter (through November 24, 1997)................   8.25     4.50


     As of September 30, 1997, there were approximately 250 holders of record of shares of Common Stock and 51 holders of record of shares of Series B Preferred Stock.

                                DIVIDEND POLICY

     LifeCell has not paid a cash dividend to holders of shares of Common Stock and does not anticipate paying cash dividends to the holders of its Common Stock in the foreseeable future.

     Pursuant to the terms of the Company's Series A Preferred Stock, on (i) December 6, 1996, the Company paid a per share dividend of $1.60 in shares of Common Stock to the holders of the Series A Preferred Stock; (ii) March 26, 1997, the Company paid a per share dividend of $0.50 in shares of Common Stock to such security holders; and (iii) March 26, 1997, the Company paid a per share dividend of $0.25 in cash to such security holders. Also on March 26, 1997, in accordance with the terms of the Series A Preferred Stock, the Company redeemed all of the outstanding shares of the Series A Preferred Stock through the conversion of such shares into shares of Common Stock. Accordingly, no further dividends are payable in respect of the Series A Preferred Stock.

     On February 15, 1997, May 15, 1997, August 15, 1997 and November 17, 1997,
the Company paid a per share dividend in shares of its Series B Preferred Stock equivalent to $1.17, $2.41, $1.50 and $1.51, respectively, to the holders of shares of Series B Preferred Stock. The Series B Preferred Stock bears dividends per share at the annual rate of the greater of (i) $6.00 (subject to adjustment in certain events) and (ii) the per annum rate of dividends per share paid, if applicable, by the Company, on the Common Stock. The dividends may be paid, at the Company's option, in cash or shares of Series B Preferred Stock or in a combination of cash and shares of Series B Preferred Stock. Dividends accrue and are paid quarterly. See "Description of Capital Stock -- Series B Preferred Stock".

     Under the General Corporation Law of the State of Delaware, a corporation's board of directors may declare and pay dividends only out of surplus, including additional paid in capital, or current net profits.

                                 CAPITALIZATION


     The following table sets forth the actual capitalization of the Company as of September 30, 1997 and such capitalization as adjusted to give effect to the issuance and sale of 4,000,000 shares of Common Stock offered by the Company hereby and receipt of the net proceeds therefrom. This table should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus. See also "Use of Proceeds".



                                                                SEPTEMBER 30, 1997
                                                              -----------------------
                                                                              AS
                                                               ACTUAL      ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Deferred credit(1)..........................................  $  1,500     $  1,500
Stockholders' equity:
  Series B Preferred Stock, $.001 par value; 182,205
     authorized, 124,036 issued and outstanding, actual and
     as adjusted; and accrued dividends of 1,837 shares.....        --           --
  Common Stock, $.001 par value; 25,000,000 shares
     authorized; 6,990,917 shares issued and outstanding,
     actual; 10,990,917 issued and outstanding, as
     adjusted(2)............................................         7           11
  Warrants outstanding to purchase 3,189,507 shares of
     Common Stock...........................................       416          416
  Additional paid-in capital................................    40,200       56,236
  Accumulated deficit.......................................   (34,709)     (34,709)
                                                              --------     --------
          Total stockholders' equity........................     5,914       21,954
                                                              --------     --------
          Total capitalization..............................  $  7,414     $ 23,454
                                                              ========     ========


---------------------

(1) Represents a licensing fee paid by Medtronic for the development of heart valve products. This fee will be recorded as revenue upon FDA approval of a heart valve product. In the event of termination of the license and development agreement between the Company and Medtronic, Medtronic may convert the license fee into shares of Common Stock at the then-current market price, subject to certain limitations and conditions. See "Description of Capital Stock".


(2) Excludes (i) an aggregate of 4,001,161 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock, outstanding at September 30, 1997; (ii) an aggregate of 1,380,320 shares reserved for issuance upon exercise of stock options outstanding at September 30, 1997 with a weighted average exercise price of $3.75 per share; (iii) an aggregate of 3,189,507 shares reserved for issuance upon exercise of warrants outstanding at September 30, 1997 with a weighted average exercise price of $4.26 per share; (iv) 315,789 shares (assuming a market price of $4.75 per share) issuable upon conversion of a $1.5 million licensing fee by Medtronic under certain conditions and subject to certain limitations, at the then-current market price; and (v) an aggregate of 1,034,231 shares reserved for issuance upon exercise of options available for future grant under the Company's Amended and Restated 1992 Stock Option Plan and Second Amended and Restated 1993 Non-Employee Director Stock Option Plan, as amended. See "Description of Capital Stock".

                                    DILUTION


     The net tangible book value of the Company at September 30, 1997 was approximately $5.5 million, or $0.50 per share on a pro forma basis, assuming conversion of the Series B Preferred Stock. Pro forma net tangible book value per share is equal to the Company's net tangible assets (tangible assets of the Company less total liabilities) divided by the number of shares of Common Stock outstanding, assuming conversion of the Series B Preferred Stock into 4,001,161 shares of Common Stock. Without taking into account any other changes in net tangible book value after September 30, 1997 other than to give effect to the sale of 4,000,000 shares of Common Stock by the Company in the Offering and the receipt of the net proceeds therefrom, the pro forma net tangible book value as of September 30, 1997 would have been approximately $21.6 million, or $1.44 per share. This represents an immediate increase in pro forma net tangible book value of $0.94 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $3.06 per share to new investors. The following table illustrates the pro forma per share dilution to new investors in the Offering:



Offering price per share....................................           $4.50
  Pro forma net tangible book value per share at September
     30, 1997...............................................  $0.50
  Increase attributable to new investors....................   0.94
                                                              -----
Pro forma net tangible book value per share after the
  Offering..................................................            1.44
                                                                       -----
Dilution per share to new investors.........................           $3.06
                                                                       =====
Percentage dilution per share to new investors..............             68%
                                                                       =====



     The foregoing calculations assume the conversion of the Series B Preferred Stock into 4,001,161 shares of Common Stock and exclude (i) an aggregate of 1,380,320 shares reserved for issuance upon exercise of stock options outstanding at September 30, 1997 with a weighted average exercise price of $3.75 per share; (ii) an aggregate of 3,189,507 shares reserved for issuance upon exercise of warrants outstanding at September 30, 1997 with a weighted average exercise price of $4.26 per share; (iii) 315,789 shares (assuming a market price of $4.75 per share) issuable upon conversion of a $1.5 million licensing fee by Medtronic under certain conditions and subject to certain limitations, at the then-current market price; and (iv) an aggregate of 1,034,231 shares reserved for issuance upon exercise of options available for future grant under the Company's Amended and Restated 1992 Stock Option Plan and Second Amended and Restated 1993 Non-Employee Director Stock Option Plan, as amended. See "Description of Capital Stock".

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with the Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The statement of operations data set forth below for the years ended December 31, 1994, 1995 and 1996 and the balance sheet data as of December 31, 1995 and 1996 are derived from financial statements of the Company that have been audited by Arthur Andersen LLP, independent public accountants, which are included elsewhere in this Prospectus, and are qualified by reference to such Financial Statements and Notes thereto. The statement of operations data for the fiscal years ended December 31, 1992 and 1993 and the balance sheet data as of December 31, 1992, 1993 and 1994 are derived from financial statements of the Company that have been audited by Arthur Andersen LLP and are not included herein. Also set forth below are certain selected financial data of LifeCell for the nine months ended September 30, 1996 and 1997, derived from the Company's unaudited financial statements, which, in the opinion of management, include all adjustments (consisting only of normal recurring entries) that the Company considers necessary for a fair presentation of such data. Results for interim periods are not necessarily indicative of the results that may be expected for the full year.

                                                                                               NINE MONTHS
                                                                                                  ENDED
                                                      YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                          -----------------------------------------------   -----------------
                                           1992      1993      1994      1995      1996      1996      1997
                                          -------   -------   -------   -------   -------   -------   -------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    Product sales.......................  $    --   $    21   $    94   $   742   $ 2,012   $ 1,410   $ 3,238
    Research funded by others...........      239       377       723     1,065       934       660       779
                                          -------   -------   -------   -------   -------   -------   -------
         Total revenues.................      239       398       817     1,807     2,946     2,070     4,017
                                          -------   -------   -------   -------   -------   -------   -------
  Costs and expenses:
    Cost of goods sold..................       --       207       516       925     1,281       900     1,705
    Funded research and development.....      239       377       723     1,065       934       660       779
    Proprietary research and
      development.......................    1,355     1,719     1,363     1,105       655       550       889
    General and administrative..........    1,166     1,479     1,381     1,423     1,911     1,196     2,007
    Selling and marketing...............      205       269       728     1,475     2,390     1,700     3,573
                                          -------   -------   -------   -------   -------   -------   -------
         Total costs and expenses.......    2,965     4,051     4,711     5,993     7,171     5,006     8,953
                                          -------   -------   -------   -------   -------   -------   -------
  Loss from operations..................   (2,726)   (3,653)   (3,894)   (4,186)   (4,225)   (2,936)   (4,936)
    Interest income and other, net......      162       224       167       281       135        56       320
                                          -------   -------   -------   -------   -------   -------   -------
  Net loss..............................  $(2,564)  $(3,429)  $(3,727)  $(3,905)  $(4,090)  $(2,880)  $(4,616)
                                          =======   =======   =======   =======   =======   =======   =======
  Loss per common share(1)..............  $ (0.70)  $ (0.80)  $ (0.90)  $ (1.10)  $ (1.14)  $ (0.82)  $ (0.86)
                                          =======   =======   =======   =======   =======   =======   =======
  Shares used in computing loss per
    common share........................    3,643     4,277     4,294     4,313     4,543     4,452     6,304

                                                        AT DECEMBER 31,
                                      ----------------------------------------------------   AT SEPTEMBER 30,
                                        1992       1993       1994       1995       1996           1997
                                      --------   --------   --------   --------   --------   ----------------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents.........  $  3,939   $    426   $  1,877   $  3,015   $ 10,748       $  5,536
  Short-term investments............     2,589      3,017      5,155         --         --             --
  Working capital...................     6,770      3,433      6,613      2,888     10,885          6,131
  Total assets......................     7,413      4,260      7,997      4,376     12,890          8,812
  Deferred credit...................        --         --      1,500      1,500      1,500          1,500
  Accumulated deficit...............   (13,189)   (16,619)   (20,678)   (24,775)   (29,311)       (34,709)
  Total stockholders' equity........     7,152      4,046      5,743      2,094     10,197          5,914

---------------

(1) Includes effect of accounting treatment of preferred stock and warrant exercise inducement of $(0.03), $(0.19) and $(0.24) for the years ended December 31, 1994, 1995 and 1996, and $(0.18) and $(0.13) for the nine months ended September 30, 1996 and 1997, respectively.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of operations and financial condition of LifeCell should be read in conjunction with the Financial Statements and Notes thereto included elsewhere in this Prospectus. Special Note: Certain statements set forth below constitute "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. See "Special Note Regarding Forward-Looking Statements".

GENERAL AND BACKGROUND


     LifeCell is a bioengineering company engaged in the development and commercialization of tissue regeneration and cell preservation products. The Company's patented tissue processing and cell preservation technologies serve as platforms for a broad range of potential products addressing significant clinical needs in multiple markets. The Company's first commercial product is AlloDerm, a tissue graft consisting of an extracellular tissue matrix that retains the essential biochemical and structural composition of human dermis. The Company believes that AlloDerm is the only commercial tissue transplant product that promotes normal human soft tissue regeneration. AlloDerm currently is being marketed in the United States and internationally for use in reconstructive plastic, dental and burn surgery. The Company estimates that AlloDerm has been transplanted in over 20,000 patients. LifeCell also is developing several additional products, including injectable AlloDerm, composite skin grafts, heart valves, vascular grafts and ThromboSol.


     LifeCell was organized in 1986 and, since its inception, has been financed through the public and private sale of equity securities, through product sales, through a corporate alliance with Medtronic and through the receipt of government grants and contracts.

     LifeCell began the sale of AlloDerm grafts as a dermal replacement in the grafting of third-degree burns in December 1993 and commenced commercial activities in 1994. LifeCell commenced the sale of AlloDerm for periodontal surgery in September 1995 and for reconstructive plastic surgery in November 1995. To date, proceeds from the sale of AlloDerm products have not been sufficient to fund in full the Company's operating activities.

RESULTS OF OPERATIONS

  Nine Months Ended September 30, 1997 and 1996

     The net loss for the nine months ended September 30, 1997 increased 60% to approximately $4.6 million compared to approximately $2.9 million for the same period of 1996. The increase was principally attributable to higher costs associated with the Company's increased marketing activities for its AlloDerm products and the development of the infrastructure to administer its increased activities. This investment in increased marketing activities was partially offset by a rise in product sales as discussed further below.

     Total revenues for the nine months ended September 30, 1997 increased 94% to approximately $4.0 million compared to approximately $2.1 million for the same period of 1996. Approximately $1.8 million of such increase was attributable to increases in sales of products, which were the result of expanded sales and marketing activities and increased distribution activities during the 1997 period. The remaining $120,000 increase in revenues was the result of increased research activities under funding arrangements; amounts recognized as revenues under such cost-reimbursement arrangements are for expenses incurred during the periods.

     Cost of goods sold for the nine months ended September 30, 1997 was approximately $1.7 million, with a gross margin of approximately 47%. The gross margin for the nine months ended September 30, 1996 was approximately 36%. The increase in gross margin is principally attributable to the implementation of certain production efficiencies and the allocation of fixed costs to higher volumes of products produced in 1997 as well as an increase in sales of certain higher-margin AlloDerm products and the price of certain AlloDerm products.

     Research and development expenses for the nine months ended September 30, 1997 increased 38% to approximately $1.7 million compared to approximately $1.2 million for the comparable period in 1996. Of such increase, approximately $120,000 was attributable to increased activities related to research funded by others. Such activities increased in 1997 as a result of the receipt during 1996 of three contracts with government agencies to fund research and development activities. The remaining $340,000 increase in research and development expense is attributable to increased production of products for clinical and research activities as well as higher allocations of resources to certain proprietary research and development programs.

     General and administrative expenses during the nine months ended September 30, 1997 increased 68% to approximately $2.0 million compared to approximately $1.2 million for the same period of 1996. Such increase is principally attributable to increased staff levels, recruiting fees and other professional fees related to the Company's expansion of the infrastructure to support its increased sales activities.

     Selling and marketing expenses increased 110% to approximately $3.6 million during the nine months ended September 30, 1997 compared to approximately $1.7 million for the same period of 1996. The increase was primarily attributable to increased promotional activities as well as the addition of sales personnel related to AlloDerm marketing.

     Interest income and other, net increased 471% to approximately $320,000 during the nine months ended September 30, 1997 compared to approximately $56,000 for the same period of 1996. The increase was principally attributable to higher funds available for investment during the current period as a result of the sale of Series B Preferred Stock in November 1996.

  Years Ended December 31, 1996 and 1995

     Total revenues for 1996 increased 63% to approximately $2.9 million compared to approximately $1.8 million for 1995. As a result of increased marketing activities, expansion of distribution channels and expanded uses of the Company's AlloDerm product, product sales for the year increased 171% to $2.0 million from $742,000 for 1995. Revenues for research funded by others decreased 12% from $1.1 million in 1995 to $934,000 in 1996 principally as a result of certain non-recurring revenue received by LifeCell in the first quarter of 1995 under the Medtronic agreement and the timing of planned activities performed by LifeCell related to the progress of the project. The corporate alliance revenue is recorded based on the costs of the work performed under the agreement. During 1996, the Company recognized $387,000 in revenue from its government grants and contracts, or an increase of $148,000 over 1995, as a result of additional governmental awards received during 1996 for the Company's ThromboSol and keratinocyte development programs.

     Total costs and expenses for 1996 increased 20% to $7.2 million compared to $6.0 million for the same period of the prior year principally as a result of expanded sales and marketing activities for the Company's products and costs related to such expanded activities. Cost of goods sold for 1996 increased 38% to $1.3 million compared to $925,000 in the same period of 1995. This increase was due to an increase in product sales and the shift from the development to the processing of AlloDerm, consistent with taking a product to market.

     Total research and development expenses decreased 27% to $1.6 million in 1996 from $2.2 million in 1995. The cost of funded research and development declined 12% from $1.1 million in 1995 to $934,000 in 1996 as a result of the timing of planned activities as well as the funding available, as such costs are reimbursed by others. Other research and development expenses decreased 41% to $655,000 for 1996 from $1.1 million in 1995 primarily due to the shift in the Company's focus from the development of AlloDerm to processing.

     General and administrative expenses increased 34% to $1.9 million in 1996 from $1.4 million in 1995 principally as a result of expanded administrative activities as the Company increased its product sales and marketing activities as well as certain administrative expenses recognized in conjunction with its 1996 financing activities and non-cash charges related to the reissuance of certain stock options.

     Selling and marketing expenses increased 62% to $2.4 million for 1996 from $1.5 million in 1995 primarily due to the addition of sales personnel and promotional activities related to AlloDerm marketing and expanded distribution activities.

     Interest income and other, net decreased 52% to $135,000 for 1996 compared to $281,000 for 1995 as a result of the decrease in funds available for investment prior to the receipt of funds from the sale of Series B Preferred Stock in November 1996, as well as lower interest rates in 1996.

  Years Ended December 31, 1995 and 1994

     Total revenues for 1995 increased 121% to $1.8 million compared to approximately $817,000 for 1994. This increase was primarily due to increased product sales and increased revenues from research funded by others. Product sales increased 689% to $742,000 in 1995 from $94,000 in 1994, due to greater market acceptance of AlloDerm and additional sales efforts. Revenues from research funded by others increased 47% to $1.1 million in 1995 from $723,000 in 1994. Funding under the corporate alliance with Medtronic increased 130% to $825,000 in 1995 from $358,000 in 1994 due to a full year of activity in 1995 and increased heart valve development activities. In 1995, revenues from research funded by others included amounts recorded from one Small Business Innovative Research ("SBIR") contract of approximately $239,000, compared to $364,000 from two SBIR contracts in 1994. During 1995, research and development contracts and grants revenue consisted of $239,000 pursuant to the second year of a 1993 award of a Phase II $740,000 SBIR contract from the United States Army for the prolonged storage of platelets.

     Cost of goods sold for product sales increased 79% to $925,000 compared to $516,000 for 1994 while product revenues increased $648,000 during 1995 as compared to 1994. During 1994, the "start up" phase of manufacturing was still underway and the Company had excess capacity. This resulted in higher amounts of unabsorbed overhead costs in 1994 than in 1995.

     Research and development expenses increased 4% to $2.2 million in 1995 from $2.1 million in 1994 as a result of higher funding levels for research funded by others partially offset by a decrease in AlloDerm-related expenses classified as research and development. Proprietary research and development expenses decreased 19% to $1.1 million in 1995 from $1.4 million in 1994 primarily as a result of the transfer of certain AlloDerm-related activities from proprietary research and development to processing (cost of goods sold) in 1995. These costs previously were recorded in research and development expenses.

     General and administrative expenses remained relatively consistent with the prior year increasing only 3% for 1995 as compared to 1994.

     Selling and marketing expenses increased 103% to $1.5 million in 1995 from $728,000 in 1994 primarily due to the addition of sales personnel, increased promotional activities related to AlloDerm and commercial introduction of the AlloDerm graft in the periodontal surgery market.

     Interest income and other, net increased 68% to $281,000 in 1995 from $167,000 in 1994 due to an increase in average funds available for investment in 1995 as compared to 1994.

LIQUIDITY AND CAPITAL RESOURCES

     Since its inception, LifeCell's principal sources of funds have been equity offerings, product sales, external funding of research activities and interest on investments. LifeCell has historically funded research and development activities for products other than AlloDerm primarily with external funds from its corporate alliance with Medtronic and government grants. In April 1996, LifeCell was awarded a $613,000 contract from the United States Navy related to the development of ThromboSol.

In August 1996, LifeCell was awarded a two-year $300,000 National Science Foundation Phase II grant related to its keratinocytes program. In December 1996, LifeCell was awarded a two-year contract of approximately $1.1 million from the United States Army to support the development of vascular graft and other products.

     In 1994, LifeCell entered into an agreement with Medtronic pursuant to which Medtronic paid LifeCell a license fee of $1.5 million and agreed, subject to certain rights to terminate at Medtronic's discretion, to fund certain costs of the research and development of LifeCell's proprietary tissue processing technology in the field of heart valves. Through September 30, 1997, LifeCell has recognized approximately $1.9 million in revenues for development funding, excluding the initial license fee, for this program. The budgeted funding for the remainder of 1997 is approximately $27,000, which represents one-half of the expected research cost.

     LifeCell expects to incur substantial expenses in connection with its efforts to expand sales and marketing of AlloDerm, develop expanded uses for AlloDerm, conduct the Company's product development programs (including costs of clinical studies), prepare and make any required regulatory filings, introduce products, participate in technical seminars and support ongoing administrative and research and development activities and may incur substantial expenses in connection with defending the lawsuit relating to the Integra Patents. The Company currently intends to fund these activities from its existing cash resources, sales of products, research and development funding received from others and the net proceeds to the Company of the Offering. While the Company believes that its existing available funds, together with the net proceeds to the Company of the Offering, will be sufficient to meet its present operating and capital requirements for the next 24 months, there can be no assurance that such sources of funds will be sufficient to meet these future expenses. If adequate funds are not available, the Company expects it will be required to delay, scale back or eliminate one or more of its product development programs. The Company's need for additional financing will be principally dependent on the degree of market acceptance achieved by the Company's products and the extent to which the Company can achieve substantial growth in product sales during 1998 and 1999, as well as the extent to which the Company may decide to expand its product development efforts. There can be no assurance that the Company will be able to obtain any such additional financing on acceptable terms, if at all. See "Risk Factors -- No Assurance of Additional Necessary Capital".


     LifeCell has had losses since its inception and therefore has not been subject to federal income taxes. As of December 31, 1996, LifeCell had net operating loss (NOL) and research and development tax credit carryforwards for income tax purposes of approximately $26.1 million and $385,000, respectively, available to reduce future income tax and tax liabilities. Federal tax laws provide for a limitation on the use of NOL and tax credit carryforwards following certain ownership changes that could limit LifeCell's ability to use its NOL and tax credit carryforwards. The sale of Common Stock in the Offering is expected to result in an ownership change for federal income tax purposes. The Company estimates that the amount of NOL carryforwards and the credits available to offset taxable income subsequent to the Offering will be approximately $2.7 million per year on a cumulative basis. Accordingly, if LifeCell generates taxable income in any year in excess of its then cumulative limitation, the Company may be required to pay federal income taxes even though it has unexpired NOL carryforwards. See "Risk Factors -- Limitation on the Use of Net Operating Losses and Research and Development Tax Credits".


     On November 4, 1997, Integra and MIT filed a lawsuit against the Company alleging that the use of AlloDerm infringes the Integra Patents. Although the Company denies the allegations of patent infringement, there can be no assurance as to the outcome of this matter or as to the effect, if any, that the outcome may have on the Company's business, financial condition or results of operations. See "Risk Factors -- Patent Infringement Lawsuit" and "Risk
Factors -- Dependence on Patents and Proprietary Rights".

                                    BUSINESS

GENERAL


     LifeCell is a bioengineering company engaged in the development and commercialization of tissue regeneration and cell preservation products. The Company's patented tissue processing and cell preservation technologies serve as platforms for a broad range of potential products addressing significant clinical needs in multiple markets. The Company's first commercial product is AlloDerm, a tissue graft consisting of an extracellular tissue matrix that retains the essential biochemical and structural composition of human dermis. The Company believes that AlloDerm is the only commercial tissue transplant product that promotes normal human soft tissue regeneration. AlloDerm currently is being marketed in the United States and internationally for use in certain reconstructive plastic, dental and burn surgery applications. The Company estimates that AlloDerm has been transplanted in over 20,000 patients. LifeCell also is developing several additional products, including injectable AlloDerm, composite skin grafts, heart valves, vascular grafts and ThromboSol.


     The Company's product development programs have been generated from the following proprietary technologies: (i) a method for producing an extracellular tissue matrix by removing antigenic cellular elements while stabilizing the matrix against damage; (ii) a method for cell preservation that protects cells during prolonged storage; and (iii) a method for freeze-drying biological cells and tissues without the damaging effects of ice crystals. LifeCell's tissue processing technology removes cells that would be the target of rejection upon transplantation while preserving the essential biochemical and structural composition of the extracellular tissue matrix. This process is designed to create an acellular tissue that is not rejected by the body, functions as a natural template or scaffold into which a patient's own cells will migrate following transplantation and promotes normal soft tissue regeneration. The Company believes its tissue processing technology offers a number of other key benefits, including multiple product applications, safety, prolonged shelf-life and high compatibility with other technologies.

     AlloDerm is an extracellular matrix tissue graft processed from donated human skin. Following transplant, the AlloDerm graft becomes repopulated with the patient's own cells and is revascularized (i.e., blood supply is restored), becoming engrafted into the patient. As a result of its ability to promote the regeneration of normal human soft tissue, AlloDerm has multiple product applications. AlloDerm currently is used in certain reconstructive plastic, dental and burn surgery applications. The Company estimates, based on the most recently published industry data from various sources, that each year in the United States there are approximately 1.0 million reconstructive plastic surgery procedures, 480,000 dental soft tissue grafts, 230,000 dental bone-related grafts and more than 20,000 burn patients requiring skin grafts.

     LifeCell markets AlloDerm to hospital-based surgeons in domestic and selected international markets. In the United States, LifeCell utilizes its own direct sales force, supplemented with a network of regional specialty distributors. In addition, in June 1997, LifeCell entered into an agreement with Lifecore for the exclusive distribution of AlloDerm for dental applications in the United States. LifeCell also is developing an international network of distributors to market AlloDerm for multiple applications in markets outside the United States.

     The Company currently is evaluating the use of AlloDerm in additional applications and is developing new products based on its technology platforms. LifeCell is conducting research on the use of AlloDerm in urological disorders, neurosurgery, orthopedic surgery and general surgery. In addition, LifeCell is developing an injectable form of AlloDerm for use in multiple potential applications, including urological, dermatological and reconstructive surgery. If successfully developed, an injectable form of AlloDerm would allow for delivery of the product through the use of a syringe, rather than a surgical incision, thereby creating additional market opportunities. LifeCell also is conducting research on the use of its technologies in other product opportunities, including composite skin grafts, heart valves, vascular grafts, venous valves, nerve connective tissue and ThromboSol.

     LifeCell's strategy is to be a leader in the research, development, sales and marketing of tissue regeneration and cell preservation products. The primary elements of the Company's business strategy include (i) expanding penetration of AlloDerm into current target markets, (ii) expanding the use of AlloDerm into new applications and (iii) leveraging the Company's technology platforms to develop new products.

TECHNOLOGY

     The Company's product development programs have been generated from the following proprietary technologies: (i) a method for producing an extracellular tissue matrix by removing antigenic cellular elements while stabilizing the matrix against damage; (ii) a method for cell preservation by manipulating cells through signal transduction (i.e., manipulation of cellular metabolism) to protect cells during prolonged storage; and (iii) a method for freeze-drying biological cells and tissues without the damaging effects of ice crystals.

  Tissue Processing Technology

     LifeCell's tissue processing technology removes antigenic cells from the tissue matrix to eliminate the potential for rejection of the transplanted tissue. The Company's tissue processing technology also stabilizes the tissue matrix to preserve its natural structure and biochemical properties that promote cell repopulation and freeze-dries the tissue matrix without ice crystal damage to allow for extended storage.

     Soft tissue contains a complex, three-dimensional skeletal structure consisting of multiple forms of collagen, elastin, proteoglycans, other proteins, growth factors and vascular channels (the "tissue matrix"). Together, the tissue matrix and the cells that populate it form the soft tissues of the body, such as dermis, heart valves, blood vessels and other tissue types. As part of the body's natural remodeling process, certain cells actively break down and replace the tissue matrix on a continual basis. The tissue matrix itself, however, cannot be regenerated by the body in the event that a large portion of it is destroyed or lost as a result of trauma or surgery. The only method of replacing large sections of the tissue matrix is through transplantation.

     Soft tissue transplants from one part of the patient's body to another (autograft) generally are successful; however, the procedure results in the creation of an additional wound site. Historically, the ability to transplant tissue from one person to another (allograft) has been limited because the donor's cells within the transplanted tissue may trigger an immune response, resulting in rejection of the transplanted tissue. The Company believes that previous attempts to remove cells from soft tissue grafts before performing an allograft transplant have resulted in disruption or damage of the tissue matrix, causing an inflammatory response and rejection of the tissue following transplantation.

     LifeCell believes its tissue processing technology may offer some or all of the following important benefits, depending on the specific application:

          Natural Tissue Regeneration. Tissue grafts produced with LifeCell's tissue processing technology retain the structural and biochemical properties that stimulate natural cell repopulation and normal soft tissue regeneration. In addition, the Company's clinical studies with dermis and preliminary animal studies with heart valve leaflets and vascular grafts processed with the Company's technology indicate that such tissues can be remodeled by the recipient's own cells and may eventually become the recipient's own tissue.

          Multiple Potential Applications. The Company believes that its tissue processing technologies may have the potential to generate additional products with multiple applications. In addition to the current commercial applications of AlloDerm (i.e., reconstructive plastic, dental and burn surgery), the Company believes that AlloDerm may provide additional benefits in neurosurgery, urological surgery and orthopedic surgery. The Company also is evaluating the applicability of its technologies to other tissues, including heart valves, blood vessels, nerves and tendons. The

     Company currently is conducting animal studies with heart valves and vascular grafts processed with the Company's technology. LifeCell has conducted certain cross-species studies that indicate its tissue processing technology also may potentially allow for transplantation of animal tissues into humans.

          Safety. The Company's tissue processing technology is designed to produce products that will revascularize and integrate into the body's own tissues. The patient's immune cells also are able to penetrate into the transplanted tissue and thus aid in preventing infections. In contrast, certain synthetic implants do not allow penetration of the patient's immune cells, thereby compromising the body's natural ability to fight infections.

          Prolonged Shelf-Life. The Company's proprietary tissue processing technology allows extended storage and ease of transportation of products. For example, AlloDerm can be stored at refrigerated temperatures for up to two years. In contrast, most traditional allograft tissues require special methods of storage and transportation.

          Compatibility with Other Technologies. Several types of tissues processed with the Company's technology retain important biochemical sites (proteoglycans) which bind growth factors that can stimulate tissue regeneration. As a result, the Company believes it may be possible to utilize its technology to develop tissue-based delivery vehicles for these factors.

  Cell Preservation Technology

     Blood cells circulating within the body are exposed to multiple factors which maintain their stability and prevent activation. When blood cells are removed from the body for storage, these stabilizing influences are absent, resulting in the destabilization and irreversible activation of the cells. These damaging events currently limit the shelf-life of transfusable red blood cells to 42 days under refrigeration and blood platelets to five days at room temperature.

     LifeCell's cell preservation technology mimics the stabilizing influences that are present in the body through manipulation of signal transduction mechanisms that control cellular metabolism, combined with either low temperature storage or patented freeze-drying technology. If successfully implemented, LifeCell's cell preservation technology could result in multiple products for the preservation of directly transfusable blood cells with extended shelf-life which could be stored in a manner consistent with current blood banking practices.

STRATEGY

     LifeCell's objective is to be a leader in the research, development, sales and marketing of tissue regeneration and cell preservation products. The Company currently is focusing primarily on the broad commercialization of its first product, AlloDerm, which the Company estimates has been used to treat over 20,000 patients since its commercial introduction in 1994. The Company's strategy includes the following principal elements:

  Expanding Penetration of AlloDerm into Current Target Markets

     The Company intends to expand the penetration of its AlloDerm products into certain target markets. The Company currently markets AlloDerm for use in reconstructive plastic, dental and burn surgery in domestic and selected international markets through its own sales force and through distributors. The Company intends to increase the penetration of AlloDerm into these markets by
(i) conducting additional clinical studies to demonstrate the benefits of AlloDerm compared to other current therapies, (ii) facilitating the publication by surgeons of additional papers in leading scientific journals describing the uses and benefits of AlloDerm, (iii) hiring additional sales and marketing personnel to call on a broader audience of hospital-based surgeons, (iv) establishing additional distribution relationships with leading suppliers of medical products, both for domestic and selected international markets and (v) increasing direct mail and advertising campaigns, sponsoring educational and training workshops on the use of AlloDerm and participating in trade shows.

  Expanding the Use of AlloDerm into New Applications

     LifeCell intends to leverage its relationships with leading surgeons and other physicians and its hospital-based sales force to identify and promote new applications of AlloDerm. LifeCell intends to focus initially on new markets that are synergistic with its current hospital surgeon-focused distribution strategy, including neurosurgery, urological surgery, orthopedic surgery and general surgery. The Company currently is planning or conducting research, developmental and clinical activities to evaluate the use of AlloDerm in these applications. The Company also is targeting leading surgeons in each of these fields to conduct clinical studies with AlloDerm and to publish scientific and clinical articles to generate awareness of the applications of the product.

  Leveraging Technology Platforms to Develop New Products

     The Company plans to leverage its tissue processing and cell preservation technology platforms to develop new products. The Company currently is developing an injectable form of AlloDerm that it believes may be useful in the treatment of urinary incontinence as well as in dermatological and reconstructive applications. In addition, the Company intends to apply its tissue processing technology in the development of products based on other tissues, including heart valves, vascular grafts, tendons, cartilage and nerve connective tissues. The Company also is utilizing its proprietary cell preservation technology to extend the shelf-life of transfusable platelets and red blood cells. LifeCell plans to establish collaborative out-licensing arrangements with appropriate partners to fund the development and commercialization of certain of these products.

PRODUCTS AND PRODUCT DEVELOPMENT ACTIVITIES

The following table sets forth information about AlloDerm and the Company's products under development.

------------------------------------------------------------------------------------------------------
          CURRENT USES OF ALLODERM                        APPLICATIONS(1)               STATUS(2)
------------------------------------------------------------------------------------------------------
 Reconstructive Plastic Surgery                Soft tissue repair and replacement      Commercial
 Dental Surgery                                Gingival grafts                         Commercial
 Burns                                         Dermal grafts                           Commercial
------------------------------------------------------------------------------------------------------
         POTENTIAL USES OF ALLODERM                       APPLICATIONS(1)               STATUS(2)
------------------------------------------------------------------------------------------------------
 Neurosurgery                                  Duraplasty                              Development
 Urological Surgery                            Bladder sling                           Development
                                               Bladder wall extension
 General Surgery                               Abdominal wall closure                  Development
                                               Prevention of surgical adhesions
 Orthopedic Surgery                            Capsular ligament reinforcement         Development
------------------------------------------------------------------------------------------------------
             POTENTIAL PRODUCTS                           APPLICATIONS(1)               STATUS(2)
------------------------------------------------------------------------------------------------------
 Injectable AlloDerm                           Urinary incontinence                    Preclinical
                                               Revision of acne scars
 Composite Skin Grafts                         Treatment of third-degree burns         Preclinical
 XenoDerm                                      Soft tissue repair and augmentation     Preclinical
 ThromboSol                                    Platelet storage solution               Preclinical
 Heart Valves                                  Heart valve replacement                 Research
 Vascular Grafts                               Coronary or below-knee peripheral       Research
                                               bypass
 Venous Valves                                 Chronic venous insufficiency            Research
                                               Venous stasis ulcers
 Nerve Connective Tissue                       Nerve regeneration                      Research
 Red Blood Cell Preservation                   Extended storage of red blood cells     Research
------------------------------------------------------------------------------------------------------

---------------

(1) LifeCell markets AlloDerm for the repair or replacement of damaged or inadequate integumental tissue. LifeCell may not promote AlloDerm for certain uses without FDA approval. Products other than AlloDerm may require separate filings with and approvals of the FDA. See "-- Government Regulation".

(2) "Research" denotes a project in which proof-of-concept has not yet been established. "Preclinical" denotes a project in which animal studies have been conducted, implemented or are planned. "Development" denotes a project in which proof-of-concept has been established through in vitro or early-stage animal studies or post-market clinical use and the Company is conducting or intends to conduct further animal studies and clinical studies. "Commercial" indicates applications in which surgeons currently are using the product. However, commercial does not necessarily denote that all factors, such as long-term efficacy, have been determined.

  AlloDerm Products

     AlloDerm is an extracellular tissue matrix graft processed from donated human (cadaveric) skin. The Company believes that AlloDerm is the only transplant tissue product on the market today that promotes the regeneration of normal human soft tissue. Following transplant, the AlloDerm graft becomes repopulated with the patient's own cells and is revascularized (i.e., blood supply is restored), becoming engrafted into the patient. As a result of its ability to promote the regeneration of normal human soft tissue, AlloDerm has multiple surgical applications. AlloDerm currently is used in reconstructive plastic, dental and burn surgery. The Company believes AlloDerm may be used in additional applications and is conducting activities to extend the use of AlloDerm to urological surgery, neurosurgery, orthopedic surgery and general surgery.

     LifeCell obtains donated human skin from unaffiliated tissue banks in the United States. LifeCell requires that the tissue banks supplying the Company with tissue comply with the FDA's human tissue regulations. In addition, the Company requires supplying tissue banks to comply with procedural guidelines outlined by the AATB. Microbiological and other quality assurance testing is conducted by LifeCell before AlloDerm tissue products are released for shipment. See "-- Government Regulation".

     LifeCell has established what it believes to be adequate sources of donated skin tissue at acceptable costs to satisfy the foreseeable demand for AlloDerm tissue products. However, there can be no assurance that the future availability of donated human skin will be sufficient to meet LifeCell's demand for such materials. AlloDerm is shipped at ambient temperature by overnight delivery services and has a two-year refrigerated shelf-life. See "-- Sources of Materials".

     On November 4, 1997, Integra and MIT filed a lawsuit in the United States District Court for the District of Massachusetts, alleging that the Company infringes the Integra Patents. The lawsuit seeks injunctive relief, an accounting of revenues, enhanced monetary damages and attorneys' fees. On November 14, 1997, LifeCell responded to the complaint denying the infringement claims and asserting certain affirmative defenses and counterclaims. The outcome of such litigation is inherently unpredictable, and there can be no assurance that the result of this proceeding will be favorable to the Company or that it will not have a material adverse effect on the Company's business, operating results or financial condition. See "-- Legal Proceedings".

     Reconstructive Plastic Surgery. In November 1995, LifeCell began marketing AlloDerm to reconstructive plastic surgeons. Such surgeons currently use or potentially may use AlloDerm generally as a soft tissue implant to repair or replace tissue deficits, as an interpositional graft for tissue closure or repair, as a graft or implant for scar revision, as a protective sheath covering nerves and tendons and as a sling to support tissue following nerve or muscle damage. Also, the Company believes that AlloDerm has additional uses in reconstructive surgery related to oncological procedures.

     Based on industry sources, the Company estimates that there are approximately 1.0 million reconstructive plastic surgical procedures performed annually in the United States in which AlloDerm could be used. Competitive products include synthetic materials, bovine collagen injections and autologous tissue. The Company believes AlloDerm generally has advantages over synthetic material because AlloDerm fully integrates into the patient and because certain synthetic materials are susceptible to infection, mobility and occasional extrusion. The Company also believes AlloDerm generally has advantages over bovine collagen, which tends to be resorbed after two to 12 months, requiring reapplication. The use of autologous tissue requires additional surgery, creating a separate wound and trauma to the patient.

     Dental Surgery. LifeCell began marketing AlloDerm to dental surgeons in September 1995. The Company has an agreement, effective June 1997, with Lifecore for the exclusive distribution in the United States of AlloDerm for use in dental applications. Dental surgeons use AlloDerm tissue in free-gingival grafting and as a subepithelial connective tissue graft, procedures used to increase the amount of attached gum tissue supporting the teeth. Until the development of AlloDerm, these procedures could only be performed with autologous tissue excised from the roof of the patient's mouth and then transplanted to the gum or, to a limited extent, with freeze-dried allograft skin. The Company believes that AlloDerm provides significant clinical benefits for this procedure by eliminating the need for an autograft and by avoiding scar formation often associated with freeze-dried allograft skin. In clinical case studies performed by periodontists, AlloDerm grafts functioned comparably to autografts, spared the patient the pain and discomfort associated with the excision of the autograft and reduced surgical time.

     AlloDerm tissue products also are used as barrier membranes in guided bone regeneration. In this function, the AlloDerm tissue serves as a barrier over allograft bone grafts, which are used to restore a degenerated jaw bone and surrounding gingival tissue. AlloDerm tissue products also are used to repair soft tissue defects of the gum.

     According to the most recently published data from the American Dental Association, there were approximately 480,000 soft tissue grafts and 230,000 bone-related grafts performed in 1990 in the United States. Competitive procedures use autologous tissue as well as synthetic material. The Company believes that AlloDerm has advantages over autologous tissue because of the reduced trauma to the patient, and over certain non-resorbable synthetic materials because it integrates into the patient and does not require a separate procedure for removal.

     Burns. During 1994, LifeCell began commercial sales of AlloDerm for use in the treatment of third-degree and deep second-degree burns requiring skin grafting. The Company estimates that approximately 75,000 people are hospitalized each year in the United States due to burns and that more than 20,000 of such patients are admitted with major burns requiring skin grafts.

     Skin is the body's largest organ and is the first line of defense against invasion of foreign substances. It contains two functional layers, the upper surface consisting primarily of cells (epidermis) and an underlying foundational layer of extracellular matrix proteins and collagen (dermis). The epidermis functions as a water barrier and maintains hydration. The dermis provides other important skin properties including tensile strength, durability and elasticity. Dermis, like many other tissues of the body, is not capable of regenerating itself. Currently, third-degree and deep second-degree burns are treated with split-thickness skin autografts taken from uninjured areas of the patient's body. The use of AlloDerm with ultra-thin split-thickness skin autografts has produced comparable results to normal autografts while reducing donor site trauma.

     Other Potential Applications of AlloDerm. During 1997, the use of AlloDerm as dura mater (the protective lining between the brain and skull) replacement was developed by an independent hospital through a clinical evaluation in approximately 50 neurosurgery patients. The Company currently is conducting animal studies for the use of AlloDerm to repair or replace damaged dura mater.

     Presently, surgeons primarily use autologous tissue, allograft dura mater or bovine pericardium as a replacement for damaged dura. The use of bovine products and allograft dura mater have declined because of concerns over disease transmission. The Company believes that AlloDerm may be preferred over allograft dura mater because certain neurological diseases, such as Creutzfeld Jacob Disease, have not been documented to occur in dermis, the source material for AlloDerm. The Company believes that AlloDerm also may be preferable to autologous tissue because of the elimination of donor site trauma.

     The FDA currently regulates allograft dura mater as a medical device and the product is subject to premarket notification requirements. The Company believes, however, that the use of AlloDerm as a dura mater replacement falls within the FDA classification of "human tissue" intended for transplantation. There can be no assurance that the FDA would agree that AlloDerm should be regulated as human tissue (rather than as a medical device or biologic) when it is used as a dura mater replacement. If the FDA were to decide that the product, when intended for use as dura mater replacement, is a device, the Company would attempt to obtain FDA clearance or approval to market AlloDerm for this intended use. See "-- Government Regulation".

     The Company believes that AlloDerm also may be used as a bladder or urethral sling to treat certain forms of urinary incontinence and as a surgical material to expand bladder walls. Currently, autologous tissue (fascia), allograft tissue and synthetic materials are used for bladder sling procedures and autologous tissue is used to expand bladder walls. If successfully developed, AlloDerm in such applications could offer several advantages because of the product's ability to promote normal soft tissue regeneration and to eliminate donor site trauma.

     The Company has been advised by a small number of surgeons that AlloDerm also has been used to reinforce the capsular ligament surrounding certain joints. Based on preliminary results of these procedures reported to the Company by these surgeons, the Company intends to explore the use of AlloDerm to repair several defects associated with joints. These procedures may include capsular ligament reinforcement, ligament repair, and articular and meniscal cartilage repair.

     The Company also intends to evaluate the use of AlloDerm as a general surgical material for additional uses such as abdominal wall closure in hernia surgery, as a barrier to prevent surgical adhesions and as an alternative to synthetic materials in certain endoscopic surgical procedures.

     FDA Status of AlloDerm. The FDA has notified the Company that the use of AlloDerm for replacement or repair of damaged or inadequate integumental tissue is "human tissue" within the meaning of the human tissue for transplantation regulations. However, it is unclear whether the FDA would agree that the following indications for which AlloDerm has been used by physicians (and for which the Company may want to promote AlloDerm in the future) is human tissue or whether the FDA would regulate AlloDerm under its medical device authorities for these indications: (i) graft for guided bone regeneration; (ii) neurosurgery;
(iii) oncological reconstruction; (iv) urological applications; (v) certain orthopedic surgeries; and (vi) general surgeries. In addition, further discussion with the FDA is required to determine the level of regulation that may be applied with regard to the promotion and marketing of injectable AlloDerm, vascular grafts, composite skin grafts, venous valves and nerve connective tissue. There can be no assurance that the FDA will not require the submission of premarket approval applications supported by extensive clinical data for these products. See "-- Government Regulation".

  Injectable AlloDerm

     LifeCell currently is developing an injectable form of AlloDerm (AlloDerm reduced to the size necessary for needle injection) for use in multiple applications, including urological, dermatological and reconstructive applications. The Company has conducted preliminary animal studies to evaluate an injectable form of AlloDerm. Based on these studies, the Company intends to conduct broader animal and clinical studies to further evaluate this potential product. If successfully developed, an injectable form of AlloDerm would allow for delivery of the product through the use of a syringe, rather than a surgical incision, thereby creating additional market opportunities.

     The Company believes that one of the principal urological uses of injectable AlloDerm may be for the treatment of urethral sphincter deficiency, a common cause of urinary incontinence. A variety of treatments exist for urethral sphincter deficiency, including injecting bovine collagen to bulk the sphincter muscle. Based on an independent market research report, the Company estimates that there were approximately 118,000 injections of bovine collagen in 1996 to treat urinary incontinence for 33,000 individuals in the United States. Additionally, certain dermatological procedures, such as the revision of acne scars, wrinkle filling and lip augmentation, use bovine collagen injections. According to such research report, there were approximately 178,000 dermal implants in 1996 in the United States. One of the disadvantages of bovine collagen has been its limited persistence over time due to resorption, generally requiring additional injections after two to 12 months. The Company believes that AlloDerm may potentially persist longer than bovine collagen, possibly reducing the requirement for patients to have multiple injections.

     The regulatory status of injectable forms of AlloDerm in the United States is uncertain. Although the Company believes that this form of AlloDerm should be classified as human tissue intended for transplantation, there can be no such assurance. If the product is classified as a device by the FDA, extensive delays may be encountered before the time, if ever, that the product may be commercially distributed. See "-- Government Regulation".

  Composite Skin Grafts

     LifeCell currently is developing a method for constructing a composite, bi-layered tissue product containing an AlloDerm dermal layer and an epidermis consisting of keratinocytes (epidermal cells) isolated from the patient. If successfully developed, a composite skin graft product would effectively eliminate the requirement of taking an autologous skin graft from burn patients and possibly may be useful in the treatment of chronic ulcers. Preliminary animal studies conducted by the Company indicate the ability of the composite skin product to achieve wound closure.

  XenoDerm

     LifeCell is developing XenoDerm(TM) processed porcine dermis, which is processed in a manner similar to AlloDerm to remove the cells that are targets for rejection and to preserve the dermal matrix. LifeCell believes that, if successfully developed, XenoDerm tissue products would have the advantage of a potentially increased raw material supply and could facilitate regulatory approval in and distribution to certain international markets. See "-- Sources of Materials" and "-- Government Regulation".

     Preliminary animal studies conducted by LifeCell indicate that XenoDerm tissue does not cause a significant immune response when transplanted cross-species. Preliminary animal studies conducted by unaffiliated laboratories have shown that XenoDerm tissue is potentially as effective as AlloDerm tissue in treating full-thickness skin loss.

     Non-viable animal to human transplants are classified by the FDA as devices, requiring regulatory approval prior to commercialization. See "-- Government Regulation".

  Heart Valves


     In 1994, LifeCell and Medtronic entered into a license and development agreement for the development and potential commercialization of xenograft heart valves processed with LifeCell's technology. If successfully developed, the porcine heart valve would be surgically implanted to replace human heart valves that have become defective through disease or aging and that may not otherwise be repaired. See "-- Corporate Alliance".


     Based on an independent market research report, the Company estimates that there are approximately 80,000 heart valve replacement procedures performed each year in the United States, of which 45,000 are mechanical heart valves, 30,000 are animal tissue valves and 5,000 are human donor valves. Animal tissue heart valves on the market today generally are subject to progressive calcification, which hardens the valve and prevents it from functioning properly, requiring replacement seven to 12 years after transplantation. Mechanical heart valves are more durable, often lasting the lifetime of the patient, but lack the blood flow dynamics of tissue valves and require the patient to remain on anticoagulants for life to prevent strokes. Human donor valves are used in a limited number of the procedures because of limited availability of donated valves suitable for transplantation.

     Based on early-stage research, the Company believes that it may be possible to develop porcine heart valves based on the same technology that the Company uses to produce AlloDerm tissue products. The Company would process porcine heart valves to remove the cells that would be recognized by the body as foreign while substantially maintaining the structure and biochemistry of the valve matrix. By making the transplanted heart valves non-immunogenic, LifeCell believes that such a valve could become less susceptible to calcification than other tissue valves and could become part of the recipient's body.

     Preliminary animal studies conducted by LifeCell have shown that the LifeCell heart valve leaflets transplanted in the thoracic descending aorta became repopulated with the recipient's own cells and were not rejected by the recipient. Other animal studies conducted by LifeCell have shown that the valves do not undergo significant calcification. An extensive FDA approval process would be required for xenograft heart valves which could significantly delay or prevent product entry into this market. See "-- Government Regulation".

  Other Potential Tissue Products

     LifeCell is conducting animal studies to evaluate small-diameter vascular graft products for potential use in cardiovascular and vascular surgery. If successfully developed, a vascular graft would potentially be used in coronary artery bypass procedures or used to restore peripheral blood circulation in patients with vascular insufficiency, such as below-knee bypass procedures. Approximately 200,000 coronary artery bypass procedures are performed annually in the United States, according to an independent market research report. LifeCell currently is using allograft blood vessels for this development, but may extend the technology to xenografts.

     As part of the Company's agreement with Medtronic for the development of heart valves, LifeCell granted Medtronic certain rights of first refusal to evaluate technology and negotiate license and development agreements for vascular graft products utilizing LifeCell's technology. See "-- Corporate Alliance".

     LifeCell also currently is conducting preliminary research to determine the feasibility of developing venous valve products for the treatment of chronic venous insufficiency and venous stasis ulcers. LifeCell expects such products to be allograft venous valves developed using its patented technology. If successfully developed, such grafts would restore the normal function of certain venous valves in the leg and provide a treatment for or reduce the development of venous stasis ulcers. According to industry sources, approximately seven million people in the United States suffer from chronic venous insufficiency and approximately 500,000 people in the United States are treated annually for venous stasis ulcers.

     LifeCell also is conducting research for the development of nerve matrix grafts using the Company's proprietary technology. If successfully developed, such products would provide the template for nerve regeneration following trauma. The Company's research program will seek to determine whether nerve tissue processed with the Company's technology to preserve significant biochemical or other matrix-based characteristics will enhance or promote the regeneration of nerves.

     There can be no assurance that any of the AlloDerm product applications or other products under development will be successfully developed or manufactured, or if developed or manufactured, that such products will receive regulatory clearance or approval, meet price or performance objectives, be developed on a timely basis or prove to be as effective or as well received as competing products. See "Risk Factors -- Delayed or Unsuccessful Product Development".

  Blood Cell Preservation

     LifeCell is developing ThromboSol platelet storage solution to extend the shelf-life of transfusable platelets, and other methods to extend the shelf-life of red blood cells, white blood cells and stem cells.

     ThromboSol. LifeCell is developing ThromboSol, a proprietary biochemical formulation designed to protect transfusable platelets from damage during storage at low temperatures. The expected use of the product would be by blood banks to extend the shelf-life of transfusable platelets, thereby increasing the supply of available platelets, as well as to store autologous platelets in advance for individuals expecting to undergo surgery or chemotherapy. There were approximately 8.3 million platelet units transfused in the United States in 1992, according to an industry survey.

     Platelets are blood cells that control clotting. Untreated platelets are sensitive to storage at low temperatures and cannot be effectively refrigerated. Presently, platelets are stored at room temperature and, due to the risk of microbial contamination, have a limited shelf-life of three to five days. LifeCell has shown in laboratory tests that the addition of ThromboSol solution preserves the functional aspects of refrigerated platelets for up to 10 days and frozen platelets for more than six months.

     LifeCell initiated preliminary toxicity studies for ThromboSol platelet storage solution in late 1994 and began preclinical animal studies in 1995. An application for a physician-sponsored Investigational New Drug ("IND") to conduct a pilot clinical study currently is pending with the FDA. LifeCell intends to license this product to major pharmaceutical and other companies after conducting initial feasibility clinical studies. Other companies are developing products to inactivate bacterial or viral contaminants in donated platelets. The successful development of such products could affect the demand for products developed by LifeCell.

     Red Blood Cells. LifeCell is conducting research to develop procedures to freeze or freeze-dry red blood cells. Such technology would be used by blood banks for long-term storage of donated units of red blood cells, extending the available blood supply, and for storage of autologous red blood cells for individuals expecting to require blood transfusions as part of planned surgery.

     Approximately 13 million units of blood are donated each year in the United States. Red blood cells currently may be stored up to 42 days under refrigeration. Current procedures to freeze red blood cells require the use of cryoprotectant solutions that are toxic to the recipient and must be removed by washing the cells prior to transfusion. This removal procedure is labor-intensive and requires the immediate transfusion of the thawed blood. The Company believes that the successful development of non-toxic low temperature methods of storage could simplify the use of frozen blood and potentially allow widespread storage of autologous blood.

     Numerous companies are attempting to develop blood substitute products and others are developing technologies to inactivate bacterial or viral contaminants in donated blood. Successful development of these products could affect the demand for any products developed by LifeCell. Any product developed will require extensive regulatory approvals, including approval of an IND by the FDA to conduct clinical trials. See "-- Government Regulation".

     There can be no assurance that any of the products under development will be successfully developed or manufactured, or if developed or manufactured, that such products will receive regulatory clearance or approval, meet price or performance objectives, be developed on a timely basis or prove to be as effective or as well received as competing products. See "Risk
Factors -- Delayed or Unsuccessful Product Development".

CORPORATE ALLIANCE

     In 1994, LifeCell entered into a license and development agreement with Medtronic to develop jointly the Company's heart valve products. Pursuant to the agreement, Medtronic paid LifeCell an initial $1.5 million license fee. The agreement also provides that Medtronic will fund costs of research and development under a mutually agreed upon budget, including clinical trials, receive the exclusive right to market any resulting commercial products and pay LifeCell royalties on sales of products covered by the agreement. LifeCell's research and development funding by Medtronic in 1994, 1995 and 1996 and for the nine months ended September 30, 1997 was approximately $358,000, $825,000, $546,000 and $171,000, respectively. The budgeted funding for the remainder of 1997 is approximately $27,000, which represents approximately one-half of the expected research costs relating to heart valves. Royalties payable to LifeCell under the agreement are limited to an aggregate maximum of $25.0 million. Medtronic may terminate the agreement at any time if in its sole business judgment it deems the development and commercialization of products thereunder not to be in its best interests or otherwise to be imprudent. In such event, and if the agreement is terminated under certain other circumstances, Medtronic has the option to convert the $1.5 million license fee into shares of Common Stock, subject to certain limitations, at the market price at the time of conversion. See "Description of Capital Stock -- Medtronic Rights".

     The Company may be required to obtain a license under one or more patents prior to commercializing any heart valve or vascular product, if developed. There can be no assurance that such a license will be available, or if available, that a license will be granted on terms which are commercially acceptable to the Company.

     In 1994, Medtronic also invested $500,000 in LifeCell by purchasing approximately 64,000 shares of Common Stock in exchange for rights of first refusal to negotiate licenses for LifeCell's vascular graft products. Medtronic's rights of first refusal expire on December 31, 1998.

MARKETING

     The Company currently distributes AlloDerm in the United States for most surgical applications through the Company's network of direct technical sales representatives and regional specialty distributors. Dental applications of AlloDerm in the United States are marketed through LifeCell's exclusive United States distributor, Lifecore. The Company currently intends to develop and commercialize additional tissue products processed from cardiovascular, neurological and other tissues in conjunction with corporate partners.

     LifeCell has a sales and marketing staff consisting of a vice president of sales and marketing, a director of international sales and marketing, a director of national accounts, a marketing manager, a dental sales manager, 12 field technical sales representatives, a clinical specialist, two marketing coordinators and an international customer service assistant. The field technical sales representatives and clinical specialist are responsible for interacting with surgeons, primarily plastic surgeons and burn surgeons, and educating them regarding the use and anticipated benefit of AlloDerm tissue grafts. LifeCell also participates in national and international conferences and trade shows, participates in or funds certain educational symposia or fellowship programs and advertises in industry trade publications.

     The Company has 14 regional specialty distributors in the United States with approximately 50 sales representatives.

     The Company currently is seeking foreign regulatory approvals where necessary to import AlloDerm into significant foreign markets and is developing a network of country-based distributors. The Company currently has appointed distributors in Canada, the United Kingdom, Italy, Sweden, The Netherlands, Belgium and South Africa. The Company also has engaged distributors for Korea, Taiwan, Brazil, Mexico, Spain and Switzerland, but formal approvals to import products have not yet been received. The Company currently is seeking regulatory approval in France to import AlloDerm, but has not yet engaged a distributor. The Company expects to conduct clinical trials in Germany to seek approval to import AlloDerm. See "Risk Factors -- Foreign Regulatory Status of AlloDerm".

SOURCES OF MATERIALS

     LifeCell pays a procurement fee to and obtains allograft skin and other tissues from unaffiliated tissue banks in the United States. LifeCell is expanding its current procurement of skin and other tissues to include any of approximately 150 tissue banks, including approximately 36 skin banks. Procurement of certain human organs and tissue for transplantation is subject to the restrictions of NOTA, which prohibits purchase and sale of human organs and related tissue for "valuable consideration". See "-- Government Regulation".

     Pursuant to contractual arrangements, LifeCell reimburses tissue banks for recovering and shipping to LifeCell donated human skin suitable for processing into AlloDerm. In obtaining such tissues, LifeCell competes with treatment centers that use donated skin for temporary wound dressings.

     The Company has established what it believes to be adequate sources of donor skin at acceptable costs to satisfy the foreseeable demand for AlloDerm tissue products. Although to date the Company has not experienced any material difficulty in procuring adequate supplies of donor skin, there can be no assurance that the future availability of donated human skin will be sufficient to meet LifeCell's demand for such materials. Any supply shortage of available tissues in the future would have a material adverse effect on LifeCell's business financial condition and results of operations. See "Risk
Factors -- Dependence on Certain Sources of Materials".

     The Company currently does not have procurement arrangements for other tissues related to products under development, and does not intend to develop such arrangements until such time as the products approach commercialization.

GOVERNMENT REGULATION

     Government regulation, both domestic and foreign, is a significant factor in the manufacture and marketing of LifeCell's current and developing products. In the United States, the Company's currently marketed human skin allograft and AlloDerm products are subject to regulation by the FDA. The United States Food, Drug and Cosmetics Act (the "FDC Act"), the Public Health Service Act (the "PHS Act") and other federal statutes and regulations govern or influence the testing, manufacture, labeling, storage, record keeping, approval, advertising and promotion of such products. Non-compliance with applicable requirements can result in fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to authorize the marketing of new products or to allow the Company to enter into supply contracts and criminal prosecution.

     In July 1997, the FDA published a final rule, to become effective in January 1998, regulating "human tissue". The rule clarifies and modifies an earlier interim rule and defines human tissue as any tissue derived from a human body which is (i) intended for administration to another human for the diagnosis, cure, mitigation, treatment or prevention of any condition or disease and (ii) recovered, processed, stored or distributed by methods not intended to change tissue function or characteristics. The FDA definition excludes, among other things, tissue that currently is regulated as a human drug, biological product or medical device and excludes kidney, liver, heart, lung, pancreas or any other vascularized human organ. Human tissue is regulated by the FDA in a manner the agency has deemed necessary to protect the public health from the transmission of HIV infection and hepatitis infection through transplantation of tissue from donors with or at risk of these diseases. Unlike certain drugs, biologicals and medical devices, human tissue is not subject to premarket notification or approval by the FDA.

     The Company was advised by the FDA on two occasions in 1995 that AlloDerm, when sold for use in periodontal applications, would be regulated as a medical device. After discussions with the agency, the Company received a letter from the FDA in September 1996 to the effect that AlloDerm intended for use for replacement or repair of damaged or inadequate integumental tissue, including gingival dermis, is human tissue within the meaning of the interim final rule. Consequently, the Company may promote and sell AlloDerm without FDA premarket notification or FDA approval for use in the treatment of wounds, such as third-degree burns, in periodontal surgical procedures, such as free-gingival grafting and guided tissue regeneration, and in plastic and reconstructive surgery procedures, such as contracture release grafting and scar revision. The agency also informed the Company that this decision applies only to AlloDerm when it is intended for use in transplantation, and the regulatory status of the product when it is promoted for other uses, such as the Additional Indications, would need to be determined by the FDA on a case-by-case basis.

     While the Company's marketing efforts had not previously focused on the Additional Indications, as a follow-up to its September 1996 letter, the FDA informed the Company that AlloDerm for Additional Indications would have to be formally presented to the FDA to determine if, with these indications, AlloDerm would continue to fall within the scope of the interim rule for human tissue and thus not require premarket clearance. The Company was asked to indicate what changes in advertisement and promotion it would make for AlloDerm. The Company responded to the FDA letter in October 1996, and informed the agency that the Company believes that the distinctions drawn regarding the definition of transplantation and human tissue and between integumental tissue and all other tissue in the September 1996 opinion were fairly novel and ones for which the Company would require clarification from the FDA as it goes forward. The Company believes that AlloDerm, when used for augmentation and as a void filler, still qualifies as human tissue. Similarly, the Company advised the FDA that since almost every replacement or repair of damaged or inadequate tissue involves a cosmetic aspect, the Company believes that many cosmetic uses of AlloDerm are within the purview of human tissue.

     Nevertheless, the Company informed the FDA that it intends to follow the agency's decision and, until this matter is clarified on a case-by-case basis, will not promote AlloDerm for the Additional Indications. There can be no assurance that the FDA will not finally conclude that use of AlloDerm for the Additional Indications should be regulated as a medical device and require a 510(k) premarket notification or premarket approval application for AlloDerm for such indications. If the FDA were to conclude definitively that the Company is required to obtain agency clearance of a 510(k) notification or approval of a premarket approval application for AlloDerm for the Additional Indications, the FDA may require the Company to conduct laboratory testing and preclinical and clinical studies of AlloDerm to support a marketing application. Testing, preparation of necessary applications and processing of those applications by the FDA is expensive and any required laboratory testing or preclinical or clinical studies that the Company would be required to conduct could take several years to complete. There can be no assurance that any required testing could be completed successfully, or that if successfully completed, would provide sufficient data and information to enable the FDA to determine, on a timely basis, if at all, that when AlloDerm is used for the Additional Indications, it is substantially equivalent to a legally marketed predicate device or is safe and effective for the Additional Indications and permit the product to be marketed for such uses. Failure of the Company to receive any required FDA clearance or approval of AlloDerm for the Additional Indications on a timely basis would preclude promotion of AlloDerm for the Additional Indications and could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Government
Regulation -- AlloDerm".

     The Company and the FDA have agreed that AlloDerm intended for use for replacement or repair of damaged or inadequate integumental tissue, including gingival dermis, is human tissue within the meaning of the human tissue for transplantation regulation. However, it is unclear whether the FDA would agree that the following indications for which AlloDerm has been used by physicians (and for which the Company may want to promote AlloDerm in the future) is human tissue or whether the FDA would regulate AlloDerm under its medical device authorities for these indications: (i) graft for guided bone regeneration; (ii) neurosurgery; (iii) oncological reconstruction; (iv) urological applications;
(v) certain orthopedic surgeries; and (vi) general surgeries. In addition, further discussion with the FDA is required to determine the level of regulation that may be applied with regard to the promotion and marketing of injectable AlloDerm for various indications, vascular grafts, composite skin grafts, venous valves and processed nerve connective tissue. There can be no assurance that the FDA will not require the submission of premarket approval applications for these products supported by extensive clinical data.

     In October 1997, the FDA inspected LifeCell's facilities. No Form 483 Notice of Observations was left with the Company, although the agency did take copies of numerous documents relating to the AlloDerm production process and promotional material relating to AlloDerm. Notwithstanding the fact that no Form 483 was received, there can be no assurance that the FDA will not raise regulatory issues with respect to the documents taken for review.

     In February 1997, the FDA issued a comprehensive "proposed approach" to the regulation of cellular and tissue-based products, other than human tissue for transplantation. The FDA proposal sets forth a tiered approach to cell and tissue regulation that ranges from no regulatory requirements for cells or tissue that are removed and transplanted into the same patient in a single surgical procedure to full premarket approval requirements for biologics and medical devices that raise potential health, safety or efficacy concerns. Although the FDA has notified the Company that AlloDerm is not now subject to premarket notification or approval, there can be no assurance that the FDA will not impose additional or different regulatory requirements on AlloDerm after the agency finalizes its approach to the regulation of cellular and tissue-based products.

     The FDA's final human tissue regulation requires establishments engaged in the procurement, processing, and distribution of human tissue to conduct and maintain records of tissue donor screening procedures and blood testing. In addition, tissue processing establishments are periodically inspected by the FDA to ensure compliance with these requirements. LifeCell believes that the Company's operations substantially comply with the requirements of the FDA's final human tissue regulation.

     LifeCell requires that the tissue banks supplying the Company with tissue comply with the FDA's human tissue regulation. In addition, the Company requires supplying tissue banks to comply with procedural guidelines outlined by the AATB. The FDA has stated that it will propose additional requirements for human tissue. Additional requirements could include registration of tissue banking establishments and tissue listing with the FDA. Other requirements may include donor-recipient tracking, Good Tissue Practices and clinical evaluation of tissues that are determined to have undergone other than "minimal manipulation". If significant additional regulatory requirements were to be established, the Company could incur significant additional costs in order to comply with such requirements.

     LifeCell's proposed xenograft heart valve product and other xenograft tissue transplantation products, including XenoDerm tissue and xenograft vascular conduits, likely will be subject to regulation by the FDA as medical devices. LifeCell's proposed blood cell preservation products, including ThromboSol platelet storage solution, will be subject to regulation as biologics. Accordingly, such products will require FDA premarket approval or clearance prior to commercialization. To obtain FDA approval or clearance for these products, the Company must submit proof of the safety and efficacy of these products. In most cases, this entails extensive pre-clinical and clinical testing performed in accordance with the FDA's regulations. The testing, preparation of necessary applications and processing of those applications by the FDA is expensive and time consuming and will take several years to complete. There is no assurance that the FDA will act favorably or quickly in making such reviews, and significant difficulties or costs may be encountered by the Company in its efforts to obtain the FDA approvals or clearances that could delay or preclude the Company from marketing any product it may develop. The FDA also may require post-market testing and surveillance to monitor the effects of approved products and may place conditions on approvals that could restrict commercial applications of such products. Product marketing approvals or clearances may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. In addition, delays imposed by the governmental approval process may materially reduce the period during which the Company may have the exclusive right to commercialize patented products.

     The FDA reviews medical devices for marketing approval or clearance through two different procedures, the 510(k) premarket notification process and the premarket approval process, which is significantly more complex, costly and time consuming than the 501(k) clearance procedure. LifeCell will need to pursue one of these routes with respect to each product determined to be a medical device. The determination of which process will be required for any particular product will depend in part upon how the FDA has regulated similar products by the time LifeCell is ready to pursue its own approvals or clearances.

     Under the 510(k) premarket notification procedure, the applicant or "sponsor" submits an application containing data that demonstrates the "substantial equivalence" of the product to a device marketed prior to the enactment of the Medical Device Amendments of 1976 or to a device legally marketed thereafter pursuant to a 510(k). The FDA may require a 510(k) applicant to submit additional, and possibly extensive, clinical data establishing the safety and effectiveness of the product for each proposed indication. Prior to conducting the necessary clinical trials, an applicant may be required to submit an investigational device exemption ("IDE") protocol to the FDA for approval. An IDE application typically contains data from laboratory and animal testing demonstrating that the product is sufficiently safe for study in humans as well as a description of the proposed study methods and protocol. Clinical studies must be conducted according to a written protocol and pursuant to the approval and oversight of one or more Institutional Review Boards. In addition, clinical investigators must adhere to good clinical practices. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time for non-compliance with its regulations, because of safety issues or for other reasons. The collection of data and preparation of a 510(k) application can be costly and time consuming, and a 510(k) applicant may not market the product until a favorable decision is received from the FDA. The FDA review of a 510(k) premarket notification can take anywhere from a few months to several years. There can be no assurance that marketing clearance ultimately will be obtained for any of LifeCell's products that are the subject of 510(k) premarket notifications.

     The PMA process is significantly more complex, costly and time consuming than the 510(k) clearance procedure. To obtain premarket approval, the applicant is required to submit extensive preclinical and clinical data to the FDA. An IDE will be required to conduct the clinical trials. Upon completion and analysis of clinical studies, the applicant assembles and submits a PMA application setting forth the preclinical, clinical, manufacturing and other data. Typically, the FDA will also inspect the manufacturing facility for compliance with the Quality System regulation. FDA review and ap-proval of a PMA can take several years. There can be no assurance that PMA approvals will be obtained for any of LifeCell's proposed products.

     With respect to LifeCell's proposed biological blood cell preservation products, the Company or its contracted designee must obtain both a product license and an establishment license from the FDA prior to marketing. A product license application ("PLA") and establishment license application ("ELA") must be submitted and supported by extensive data, including preclinical and clinical data that demonstrate that the manufactured product meets prescribed standards of safety and efficacy. Before conducting the required clinical testing of a biological product, an applicant must submit an investigational new drug application to the FDA, containing preclinical data demonstrating the safety of the product for human investigational use, information about the manufacturing processes and procedures and the proposed clinical protocol. Clinical trials of biological products typically are conducted in three sequential phases, but may overlap. Phase I trials test the product in a small number of healthy subjects, primarily to determine its safety and tolerance at one or more doses. In Phase II, in addition to safety, the efficacy, optimal dose and side effects of the product are evaluated in a patient population somewhat larger than the Phase I trial. Phase III involves further safety and efficacy testing on an expanded patient population at geographically dispersed test sites. All clinical studies must be conducted in accordance with FDA approved protocol and are subject to the approval and monitoring of one or more Institutional Review Boards. In addition, clinical investigators must adhere to good clinical practices. Completion of all three phases of clinical studies may take several years, and the FDA may temporarily or permanently suspend a clinical study at any time. Upon completion and analysis of clinical trials, the applicant assembles and submits a PLA and an ELA. The ELA contains a complete description of the manufacturing process. Before the licenses can be granted, the Company or its designee must undergo a successful establishment inspection. FDA review and approval of a biological product can take several years. There can be no assurance that LifeCell will obtain the required approvals for any of its proposed biological products.

     All products marketed by LifeCell pursuant to the above-described approvals and clearances will be subject to pervasive and continuing regulation by the FDA. Products must be manufactured in registered establishments and must be produced in accordance with Good Manufacturing Practices ("GMP") regulations. There are post-marketing surveillance and reporting requirements. Manufacturing facilities and processes are subject to periodic FDA inspection. Labeling and promotional activities are also subject to FDA scrutiny and, in certain instances, by the Federal Trade Commission. The export of devices and biologics is also subject to regulation and may require prior FDA clearance. From time to time, the FDA may modify such regulations and impose additional or different requirements. It is impossible to predict how such revisions would affect the Company's operations. Failure to comply with any applicable FDA requirements could result in civil and criminal enforcement actions and penalties.

     Sales of medical devices and biological products outside the United States are subject to foreign regulatory requirements that vary widely from country to country. Approval of a product by comparable regulatory authorities of foreign countries must be obtained prior to commercialization of the product in those countries. Certain countries regulate AlloDerm as a pharmaceutical product, requiring extensive filings and regulatory approvals to market the product. Certain countries classify AlloDerm as "human tissue" but may restrict its import or sale. Other countries have no applicable regulations regarding the import or sale of products similar to AlloDerm, creating uncertainty regarding the import or sale of the product. The inability to classify AlloDerm as a medical device has restricted LifeCell's ability to obtain an appropriate regulatory designation for the product for Western Europe, which would provide a clearer marketing path in the European Union. The time required to obtain foreign approvals may be longer or shorter than that required for FDA approval and there can be no assurance that approvals would be obtained for any of the Company's products. AlloDerm currently is being marketed in certain foreign countries, and LifeCell is actively pursuing clearance to market AlloDerm in additional countries. There can be no assurance that the uncertainty of regulations in each country will not delay or impede the marketing of AlloDerm or impede the ability of LifeCell to negotiate distribution arrangements on favorable terms.

     In addition, NOTA prohibits the acquisition, receipt or transfer of certain human organs, including skin and heart valves and vascular conduits for "valuable consideration", but permits the payment of reasonable expenses associated with the removal, transportation, processing, preservation, quality control and storage of human tissue and skin. Assuming that NOTA applies to LifeCell's products, it may be interpreted to limit the prices that LifeCell may charge for processing and transporting such human tissue products. LifeCell includes in its AlloDerm pricing structure certain of its educational costs associated with the processing and transportation of human tissue. Although LifeCell believes that recovery of educational costs is permitted under NOTA, a future inability of LifeCell to pass these costs on to purchasers of its products could adversely affect LifeCell's business and prospects. Assuming that NOTA applies to LifeCell's products, LifeCell intends to comply with NOTA, but there can be no assurance that the government will not adopt interpretations of NOTA that would adversely affect LifeCell's pricing structure or otherwise call into question one or more aspects of LifeCell's method of operation. Certain foreign countries have laws similar to NOTA. These laws may restrict the amount that the Company can charge for AlloDerm, and may restrict the importation or distribution of AlloDerm to licensed not-for-profit organizations.

     LifeCell also is subject to various federal, state and local laws, regulations and recommendations relating to such matters as safe working conditions, laboratory and manufacturing practices, and the use, handling and disposal of hazardous or potentially hazardous substances used and produced in connection with LifeCell's research and development work. See "-- Environmental Matters". Although LifeCell believes it is in compliance in all material respects with these laws and regulations, there can be no assurance that the Company will not incur significant additional costs to comply with environmental laws or regulations in the future.

RESEARCH AND DEVELOPMENT

     LifeCell has historically funded the development of its tissue products (other than AlloDerm) and blood cell preservation products primarily through external sources, including a corporate alliance and government grants and contracts as well as proceeds from equity offerings. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources". LifeCell's research and development costs in 1994, 1995 and 1996 and for the nine months ended September 30, 1997 for all programs, including those programs funded through corporate and government support, were approximately $2.1 million, $2.2 million, $1.6 million and $1.7 million, respectively. Research and development of heart valves is currently being funded in part by Medtronic. See "-- Corporate Alliance".

     The SBIR grant program provides funding for two phases of awards. Phase I is to evaluate the scientific and technical merit and feasibility of an idea. Awards are up to $100,000 with a period of performance normally not to exceed six months. Phase II is to expand on the results of Phase I. Awards are up to $750,000, with a period of performance normally not to exceed two years. To date, LifeCell has been awarded approximately $4.6 million through 14 approved SBIR program awards and Department of Defense contracts.

     In 1996, LifeCell received a two-year Phase II SBIR grant award from the National Science Foundation in the amount of $300,000 to support the composite skin graft program, a one-year United States Navy contract in the amount of approximately $613,000 to support the ThromboSol program and a two-year Collaborative Agreement with the United States Army in the amount of approximately $1.1 million to support investigation of AlloDerm grafts to repair dura mater, the use of AlloDerm grafts in conjunction with microskin grafting in burn wounds and the development of vascular graft products.

     LifeCell intends to continue to seek funding through the SBIR programs, as well as to pursue additional government grant and contract programs. Generally, LifeCell has the right to patent any technologies developed from government grants and contract funding, subject to the United States government's right to receive a royalty-free license for federal government use and to require licensing to others in certain circumstances.

PATENTS, PROPRIETARY INFORMATION AND TRADEMARKS

     LifeCell's ability to compete effectively with other companies is materially dependent upon the proprietary nature of its technologies. LifeCell relies primarily on patents and trade secrets to protect its technologies. LifeCell currently licenses the exclusive right to nine United States patents and related foreign patents and the non-exclusive right to one United States patent. In addition, LifeCell has been issued three United States utility patents, one United States design patent and has five pending United States patent applications.

     The Company's technology is protected by three primary families of patents and patent applications. One United States patent covers methods of producing the Company's tissue-based products. Two United States patents and two pending patent applications cover methods of extending the shelf-life of platelets, red blood cells and other blood cells. Eight additional United States patents supplement the Company's other patents and cover methods of freeze-drying without the damaging effects of ice crystal formation.

     LifeCell also has applied for patent protection in several foreign countries. Because of the differences in patent laws and laws concerning proprietary rights, the extent of protection provided by United States patents or proprietary rights owned by or licensed to LifeCell may differ from that of their foreign counterparts.

     On November 4, 1997, Integra and MIT filed a lawsuit in the United States District Court for the District of Massachusetts, alleging that the Company infringes the Integra Patents. The lawsuit seeks injunctive relief, an accounting of revenues, enhanced monetary damages and attorneys' fees. On November 14, 1997, LifeCell responded to the complaint denying the infringement claims and asserting certain affirmative defenses and counterclaims. The outcome of such litigation is inherently unpredictable, and there can be no assurance that the result of this proceeding will be favorable to the Company or that it will not have a material adverse effect on the Company's business, operating results or financial condition. See "-- Legal Proceedings".

     No assurances may be given that the Company's products or planned products may not be the subject of additional infringement actions by third parties. Any successful patent infringement claim relating to any products or planned products could have a material adverse effect on the Company. Further, there can be no assurance that any patents or proprietary rights owned by or licensed to LifeCell will not be challenged, invalidated, circumvented, or rendered unenforceable based on, among other things, subsequently discovered prior art, lack of entitlement to the priority of an earlier, related application or failure to comply with the written description, best mode, enablement or other applicable requirements. See "Risk Factors -- Dependence on Patents and Proprietary Rights".

     LifeCell may decide for business reasons to retain certain knowledge that it considers proprietary as confidential and elect to protect such information as a trade secret, as business confidential information, or as know-how. In that event, LifeCell must rely upon trade secrets, know-how and continuing technological innovation to maintain its competitive position. There can be no assurance that others will not independently develop substantially equivalent proprietary information or otherwise gain access to or disclose such information.

     LifeCell has federal trademark or service mark registrations that it currently uses for LifeCell(R), which concerns processing and preserving tissue samples, and AlloDerm(R), which concerns LifeCell's commercial acellular dermal graft product.

COMPETITION

     The biomedical field is undergoing rapid and significant technological change. LifeCell's success depends upon its ability to develop and commercialize its technology. There are many companies and academic institutions that are capable of developing products based on similar technology, and that have developed and are capable of developing products based on other technologies, which are or may be competitive with LifeCell's products. Many of those companies and academic institutions are well-established, have substantially greater financial and other resources, research and development capabilities and more experience in conducting clinical trials, obtaining regulatory approvals, manufacturing and marketing than LifeCell. These companies and academic institutions may succeed in developing competing products that are more effective than LifeCell's products or that receive government approvals more quickly than LifeCell's products, which may render the Company's products or technology uncompetitive, uneconomical or obsolete.

     LifeCell anticipates direct competition for AlloDerm tissue products and all of its proposed transplantable tissue products, as well as indirect competition from advances in therapeutic agents, such as growth factors now used to enhance wound healing. LifeCell believes that therapeutic growth factors may be used in conjunction with its proposed products and may potentially enhance the products' efficacy. LifeCell is not aware of any person or entity currently marketing transplantable tissue products with features similar to AlloDerm or LifeCell's other proposed transplantable products. There can be no assurance, however, that LifeCell will be able to compete effectively with other commercially available products or that development of other technologies will not detrimentally affect LifeCell's commercial opportunities or competitive advantage. See "Risk Factors -- Technological Change and Competition".

ENVIRONMENTAL MATTERS

     LifeCell's research and development and processing techniques generate waste that is classified as hazardous by the United States Environmental Protection Agency and the Texas Natural Resources Commission. LifeCell segregates such waste and disposes of it through a licensed hazardous waste transporter. Although LifeCell believes it is currently in compliance in all material respects with applicable environmental regulations, its failure to comply fully with any such regulations could result in the imposition of penalties, fines or sanctions that could have an adverse effect on LifeCell's business. See "Risk Factors -- Disposal of Hazardous Materials".

EMPLOYEES

     At September 30, 1997, the Company had 88 full-time and three part-time employees of which 27 were employed in sales and marketing, 31 in engineering, production and quality assurance, 17 in research and development and clinical studies, and 16 in administration and accounting. As of September 30, 1997, the Company employed, full-time, two persons with M.D. degrees and eight persons with Ph.D. degrees.

PROPERTIES

     LifeCell leases approximately 25,000 square feet of laboratory, office and warehouse space at its facilities in The Woodlands, Texas, under lease agreements that expire in January 2001. The Company's monthly rental obligation for its facilities is approximately $24,000.

LEGAL PROCEEDINGS

     On November 4, 1997, Integra and MIT filed a lawsuit in the United States District Court for the District of Massachusetts, alleging that the Company infringes the Integra Patents. The lawsuit seeks injunctive relief, an accounting of revenues, enhanced monetary damages and attorneys' fees. On November 14, 1997, LifeCell responded to the complaint denying the infringement claims and asserting certain affirmative defenses and counterclaims. The Company has received an opinion from its patent counsel to the effect that the intended uses of AlloDerm do not infringe the Integra Patents. This opinion represents only the reasoned professional judgment of the Company's patent counsel and is not binding on any court or third party. Patent litigation involves complex legal and factual questions. As a result, the outcome of such litigation is inherently unpredictable, and there can be no assurance that the result of this proceeding will be favorable to the Company or that it will not have a material adverse effect on the Company's business, operating results or financial condition. If it is determined that the Company is infringing the Integra Patents, the court could issue an injunction prohibiting the Company from making, using or selling its AlloDerm product for some or all of its intended uses. Such injunction could also extend to the Company's other potential products under development. In addition, the court could assess significant damages and attorneys' fees against the Company, which would have a material adverse effect on the Company's business, operating results and financial condition and otherwise affect the ability of the Company to continue as a viable enterprise. In addition, an adverse determination in this proceeding could require the Company to seek licenses from Integra, which may not be available on reasonable terms, if at all. Regardless of the outcome, defending such claims could involve significant costs and diversion of management resources, which could have a material adverse effect on the Company's business, operating results or financial condition. See Risk Factors -- Patent Infringement Lawsuit" and "Risk Factors -- Dependence on Patents and Proprietary Rights".

                                   MANAGEMENT
EXECUTIVE OFFICERS AND DIRECTORS


     The following table sets forth information as of November 15, 1997, regarding the executive officers and directors of the Company.


                        NAME                           AGE                    POSITION
-----------------------------------------------------  ---   ------------------------------------------
Paul M. Frison.......................................  60    Chairman of the Board, President and Chief
                                                               Executive Officer
Stephen A. Livesey, M.D., Ph.D.......................  44    Executive Vice President and Chief
                                                               Science Officer and Director
John R. Harper, Ph.D.................................  45    Vice President, Clinical Development
Jane Lea Hicks.......................................  47    Vice President, Business Development
J. Donald Payne......................................  42    Vice President, Chief Financial Officer
                                                             and Secretary
Charles M. Schiff....................................  53    Vice President, Operations
Ronald J. Schwartz...................................  38    Vice President, Sales and Marketing
Michael E. Cahr(1)(2)(3).............................  57    Director
James G. Foster(1)(2)................................  52    Director
Lori G. Koffman(2)(3)................................  38    Director
K. Flynn McDonald(1)(2)(3)...........................  44    Director
David A. Thompson(1)(2)(3)...........................  55    Director

---------------

(1) Member of Audit Committee.
(2) Member of Compensation Committee.
(3) Member of Stock Option Committee.

     PAUL M. FRISON. Mr. Frison has served as Chairman of the Board, President and Chief Executive Officer of LifeCell since May 1986. His background includes over 30 years of experience in the health care industry. He spent 13 years with American Hospital Supply Corporation, where he was responsible for all corporate activities in Western Europe and Latin America. From 1975 to 1984, he was President, Chief Operating Officer and a director of LifeMark Corporation, a Houston-based hospital management corporation. He joined LifeMark in September 1975 and remained until its merger with American Medical International in 1984. Prior to joining LifeCell in 1986, Mr. Frison was Chairman of the Board, President and Chief Executive Officer of ComputerCraft, Inc. Mr. Frison received his bachelor's degree in 1958 from Occidental College in Los Angeles.

     STEPHEN A. LIVESEY, M.D., PH.D. Dr. Livesey has served as Executive Vice President, Chief Science Officer and as a director of the Company since March 1993. He served as Executive Vice President, Scientific Development of the Company from June 1991 until March 1993. He is also a co-developer of the Company's initial technology and was involved in the formation of the Company and the licensing of such technology to the Company from The University of Texas Health Science Center in Houston. Dr. Livesey served as a consultant to the Company from its inception until June 1991, when he became a full-time employee. He holds an adjunct instructorship position at Baylor College of Medicine, Houston, Texas. Dr. Livesey received his medical degree from the University of Melbourne, Australia in 1977 and a Ph.D. in biological chemistry in 1985 from the University of Melbourne, Australia.

     JOHN R. HARPER, PH.D. Dr. Harper has served as Vice President, Clinical Development since June 1997. He served as Vice President of Research and Development from November 1994 until June 1997. He is responsible for directing LifeCell's clinical research and development activities for AlloDerm and future products. Prior to joining LifeCell, Dr. Harper was Director of Fibrosis Research at Telios Pharmaceuticals, La Jolla, California, from 1989 to 1994. He was an Assistant Professor at the Scripps Clinic and Research Foundation, La Jolla, California from 1986 to 1989. Dr. Harper received his Ph.D. in Biomedical Sciences from the Graduate School of Biomedical Sciences at the University of

Texas, Health Science Center in Houston, Texas in 1981 and completed post-doctoral studies at Scripps Clinic and Research Foundation and the National Cancer Institute.

     JANE LEA HICKS. Ms. Hicks, Vice President, Business Development, is responsible for the development of corporate partnerships and strategic alliances for LifeCell. Prior to becoming Vice President, Business Development in March 1992, Ms. Hicks served LifeCell as Director of Business Development since 1991. Ms. Hicks joined LifeCell in 1986 as Technical Marketing Manager responsible for the development and implementation of sales and marketing programs and the ultimate sublicensing of LifeCell's electron microscopy equipment business. Prior to joining LifeCell, Ms. Hicks spent five years in sales and marketing management with Warner Lambert Company, two years in medical supply sales, and eight years in clinical laboratory management. Ms. Hicks received her bachelor's degree in 1972 from the University of North Carolina at Greensboro.

     J. DONALD PAYNE. Mr. Payne joined LifeCell in March 1997 as Vice President, Chief Financial Officer and Secretary. Prior to joining LifeCell, from 1992 to 1997, Mr. Payne was Vice President, Finance, Chief Financial Officer and a director of Aprogenex, Inc. From 1980 to 1990, Mr. Payne was Vice President, Finance, Treasurer, Corporate Secretary and Chief Financial Officer of UMC Petroleum Corporation. Mr. Payne received his bachelor's degree in business administration from Texas A&M University in 1976 and his master's degree in business administration from Rice University in 1992.

     CHARLES M. SCHIFF. Mr. Schiff was elected Vice President, Operations of the Company in September 1997 and is responsible for directing the manufacturing activities of LifeCell. From June 1996 until September 1997, Mr. Schiff served as Director of Manufacturing for the Company. Prior to joining LifeCell, from 1994 to 1996, Mr. Schiff was Vice President of Operations of EyeSys Technologies. Mr. Schiff was Vice President of Operations of EndoSonics Inc. from 1989 to 1994. Mr. Schiff received his bachelor of science in mechanical engineering from Ohio Northern University in 1967.

     RONALD J. SCHWARTZ. Mr. Schwartz was elected Vice President, Sales and Marketing of the Company in April 1995 and is responsible for the direction of the sales and marketing activities for LifeCell. Prior to joining LifeCell, from August 1984 to March 1995, Mr. Schwartz held various positions with Sherwood Medical (a division of American Home Products), most recently as Group Marketing Manager, where he was responsible for the sales and marketing programs for Sherwood Medical's wound care product line. Mr. Schwartz received his bachelor's degree in business administration from the University of South Florida in Tampa, Florida in 1981.

     MICHAEL E. CAHR. Mr. Cahr has been a director of the Company since July 1991. Mr. Cahr has been the chairman of Allscrips Pharmaceuticals, Inc., a medication management and distribution firm, since June 1994, and also served as its President and Chief Executive Officer from June 1994 to October 1997. From 1987 to June 1994, he was the venture group manager in the Venture Capital Division of the Investment Department of Allstate Insurance Company, a principal stockholder of the Company. Mr. Cahr is a director of Optek Technologies, Inc., an optoelectronic company, and Alarmguard Holdings, Inc., an electronic security monitoring company.

     JAMES G. FOSTER. Mr. Foster has been a director of the Company since March 1995. Mr. Foster has been Vice President and General Manager of Medtronic Heart Valves, a division of Medtronic, since December 1994. From February 1984 to December 1994, Mr. Foster held various officer positions with Medtronic. Mr. Foster was named to the Board of Directors pursuant to Medtronic's right under its investment agreement with LifeCell to designate one member of the Company's Board of Directors.

     LORI G. KOFFMAN. Ms. Koffman was elected a director of the Company in November 1996. Ms. Koffman is a Managing Director of CIBC Wood Gundy Ventures, Inc., the merchant banking arm of the Canadian Imperial Bank of Commerce, where she has been employed since April 1995. From August 1984 to December 1994, Ms. Koffman was employed at Lehman Brothers Inc., most recently as a senior vice president in the Merchant Banking Group. Ms. Koffman is a director of R.P. Scherer Corporation, Sinclair Montrose Healthcare plc, Mulberry Childcare Centers, Inc., Collegiate Health Care, Inc. and Village Inc. Ms. Koffman was named to the Board of Directors pursuant to the right of the holders of the Series B Preferred Stock to elect up to three members of the Board of Directors. See "Description of Capital Stock -- Series B Preferred Stock".

     K. FLYNN MCDONALD. Ms. McDonald was elected a director of the Company in November 1996. Ms. McDonald is a Managing Director of Vector Fund Management, L.P., the general partner of Vector Later-Stage Equity Fund, L.P., where she has been employed since November 1995. From December 1993 through October 1995, she was a Vice President of Technology Funding, investing in both the technology and health care sectors. From 1986 through 1993, Ms. McDonald was employed at Raychem Corporation where her last position was Vice President of Raychem Ventures and Controller/Director of Business Development, Technology Sector. Ms. McDonald is a director of MaterniCare, Inc., an obstetrics and gynecology physician practice management company, Pilot Network Services, Inc., a provider of security services to the Internet and Digirad, Inc., a private company focusing on solid-state, semiconductor gamma camera technology. Ms. McDonald was named to the Board of Directors pursuant to the right of the holders of the Series B Preferred Stock to elect up to three members of the Board of Directors. See "Description of Capital Stock -- Series B Preferred Stock".

     DAVID A. THOMPSON. Mr. Thompson was elected a director of the Company in June 1997. Mr. Thompson has been Chief Executive Officer of Strategic Improvement Processes, a private consulting firm, since June 1995. From 1964 through June 1995, Mr. Thompson was employed by Abbott Laboratories, a healthcare company, where he served in various capacities, including Senior Vice President, Diagnostic Operations, President, Diagnostic Division, Vice President, Human Resources and Vice President, Corporate Materials Management. Mr. Thompson is a director of HYCOR Biomedical, Inc., a medical diagnostic company, NABI, a biopharmaceutical company, and NeoPath, Inc., an automated medical images company.

BOARD OF DIRECTORS

     The holders of the shares of Series B Preferred Stock have the right to elect up to three directors of the Company. Each holder of Series B Preferred Stock has entered into a voting agreement pursuant to which such holder has agreed to vote such holder's shares of Series B Preferred Stock in favor of one nominee designated by CIBC Wood Gundy Ventures, Inc. and one nominee designated by Vector Later-Stage Equity Fund, L.P. In addition, Medtronic has the right, pursuant to the investment agreement dated March 3, 1994, between the Company and Medtronic, to designate one member of the Board of Directors until March 3, 1999. See "Description of Capital Stock -- Series B Preferred Stock".

COMMITTEES

     The Board of Directors has established an Audit Committee, a Compensation Committee and a Stock Option Committee. The Audit Committee recommends the independent public accountants appointed by the Board of Directors to audit the financial statements of the Company and reviews issues raised by such accountants as to the scope of their audit and their report thereon, including any questions and recommendations that may arise relating to such audit and report or the Company's internal accounting and auditing procedures. The Compensation Committee reviews, approves and makes recommendations to the Board of Directors on matters regarding the compensation of the Company's officers, directors, employees and agents. The Stock Option Committee administers the Company's stock option plans.

AFFILIATED TRANSACTIONS

     Prior to the closing of the Offering, the Company will adopt a policy that all future material transactions and loans with affiliates of the Company will be made or entered into on terms that are no less favorable to the Company than those that can be obtained from unaffiliated third parties. In addition, all future material affiliated transactions and loans, and any forgiveness of loans, will be approved by a majority of the Company's independent directors who do not have an interest in such transactions or loans and who have access, at the Company's expense, to the Company's or independent legal counsel.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS,

                       MANAGEMENT AND SELLING STOCKHOLDER



     The following table sets forth information as of September 30, 1997, with respect to (i) persons known to the Company to be beneficial holders of five percent or more of either the outstanding shares of Common Stock or the outstanding shares of Series B Preferred Stock, (ii) the executive officers and directors of the Company, (iii) all executive officers and directors of the Company as a group and (iv) the number of shares to be sold by the Selling Stockholder, assuming the exercise in full of the Underwriters' over-allotment option. See "Underwriting".



                                                         AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP(1)
                                               ----------------------------------------------------------------
                                                 SERIES B        COMMON STOCK                    COMMON STOCK
                                                 PREFERRED         PRIOR TO         NUMBER      SUBSEQUENT TO
                                                   STOCK           OFFERING           OF           OFFERING
                                               -------------   ----------------     SHARES     ----------------
              BENEFICIAL OWNER                 NUMBER    %      NUMBER      %     TO BE SOLD    NUMBER      %
---------------------------------------------  ------   ----   ---------   ----   ----------   ---------   ----
DIRECTORS, EXECUTIVE OFFICERS AND 5%
  STOCKHOLDERS:
CIBC Wood Gundy Ventures, Inc.(2)............  47,098   38.0   2,530,901   26.6         --     2,530,901   18.7
  425 Lexington Avenue
  New York, New York 10017
Vector Later-Stage Equity Fund, L.P.(3)......  42,050   33.9   2,259,676   24.4         --     2,259,676   17.0
  1751 Lake Cook Road, Suite 350
  Deerfield, Illinois 60015
Allstate Insurance Company(4)................     --     --      889,109   12.7    600,000       289,109   2.6
  Allstate Plaza South G5D
  Northbrook, Illinois 60062
The Woodlands Venture Capital Company(5).....  2,627    2.1      732,498   10.3         --       732,498   6.6
  2201 Timberloch Place
  The Woodlands, Texas 77380
S.B.S.F. Biotechnology Fund, L.P.(6).........  9,460    7.6      508,386   6.8          --       508,386   4.4
  c/o Spears, Benzak, Salomon & Farrell
  45 Rockefeller Plaza, 33rd Floor
  New York, New York 10111
Medtronic, Inc.(7)...........................     --     --      345,191   5.0          --       345,191   3.1
  Corporate Center
  7000 Central Avenue N.E.
  Minneapolis, Minnesota 55432
Paul M. Frison(8)............................     --     --      334,237   4.7          --       334,237   3.0
  Chairman of the Board, President and
  Chief Executive Officer
Michael E. Cahr..............................    524     *       103,643   1.5          --       103,643    *
  Director(9)
James G. Foster..............................     --     --           --    --          --            --    --
  Director(10)
Lori Koffman(11).............................     --     --           --    --          --            --    --
  Director
Stephen A. Livesey, M.D., Ph.D.(12)..........    261     *       220,759   3.1          --       220,759   2.0
  Executive Vice President, Chief
  Science Officer and Director
K. Flynn McDonald(13)........................     --     --       25,000    *           --        25,000    *
  Director
David A. Thompson............................     --     --        1,700    *           --         1,700    *
  Director
John R. Harper, Ph.D.(14)....................     --     --       12,546    *           --        12,546    *
  Vice President, Clinical Development
Jane Lea Hicks(15)...........................     --     --       80,261    *           --        80,261    *
  Vice President, Business Development
J. Donald Payne(16)..........................     --     --           66    *           --            66    *
  Vice President, Chief Financial Officer and
    Secretary
Charles M. Schiff(17)........................     --     --        7,034    *           --         7,034    *
  Vice President, Operations
Ronald J. Schwartz(18).......................     --     --       20,882    *           --        20,882    *
  Vice President, Sales and Marketing
All executive officers and directors as a
  group (12 persons)(19).....................    785     *       806,128   10.7         --       806,128   7.0

---------------

  *  Less than 1%.


 (1) Each beneficial owner's percentage ownership is determined by assuming that options, warrants and other convertible securities that are held by such person (but not those held by any other person) and that are exercisable or convertible within 60 days of September 30, 1997 have been exercised or converted. Unless otherwise noted, the Company believes that all persons named in the above table have sole voting and investment power with respect to all shares of Common Stock and/or Series B Preferred Stock beneficially owned by them.


 (2) Includes 2,530,901 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and exercise of a warrant. Lori Koffman, a director of the Company, is a managing director of CIBC Wood Gundy Ventures, Inc. ("CIBC").

 (3) Includes 2,259,676 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and exercise of a warrant. K. Flynn McDonald, a director of the Company, is a vice president of Vector Fund Management, L.P., the general partner of Vector Later-Stage Equity Fund, L.P.

 (4) Information with respect to such stockholder was obtained from its report on Form 4 dated October 3, 1997, as received by the Company, and the Company's stock records.

 (5) Total number of shares of Common Stock includes 141,192 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and exercise of a warrant. The Woodlands Venture Capital Company is a wholly owned subsidiary of Mitchell Energy & Development Corp. George P. Mitchell owns the majority of the issued and outstanding shares of Mitchell Energy & Development Corp. Because of these relationships, Mitchell Energy & Development Corp. and George P. Mitchell may be deemed to be the beneficial owners of the 732,498 shares of Common Stock held directly or indirectly by The Woodlands Venture Capital Company. Certain information with respect to the ownership of such stockholders was obtained from Amendment No. 3 to their joint report on Schedule 13G dated February 13, 1997, as received by the Company, and the Company's stock records.

 (6) Includes 508,386 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and exercise of warrants.

 (7) Does not include shares of Common Stock issuable upon exercise of an option to convert a $1.5 million licensing fee into shares of Common Stock pursuant to a license and development agreement between LifeCell and Medtronic. Information with respect to the ownership of such stockholder was obtained from Amendment No. 1 to its report on Schedule 13G dated February 14, 1997, as received by the Company, and the Company's stock records. James G. Foster, a director of the Company, is the Vice President and General Manager of Medtronic Heart Valves, a division of Medtronic.

 (8) Total number of shares of Common Stock includes 158,734 shares underlying options granted under the 1992 Stock Option Plan and 395 shares held for Mr. Frison's account by the Employee Stock Purchase Plan (the "Stock Purchase Plan").

 (9) Total number of shares of Common Stock includes 75,000 shares underlying options granted under the LifeCell Corporation Second Amended and Restated 1993 Non-Employee Director Stock Option Plan, as amended (the "Director Stock Option Plan"), and 28,193 shares of Common Stock issuable upon conversion of shares of Series B Preferred Stock and exercise of a warrant.

(10) Mr. Foster is the Vice President and General Manager of Medtronic Heart Valves, a division of Medtronic, and because of such position may be deemed the beneficial owner of the 345,191 shares of Common Stock held by Medtronic. Mr. Foster disclaims any such beneficial ownership.

(11) Ms. Koffman is a Managing Director of CIBC and because of such position may be deemed the beneficial owner of the 2,530,901 shares of Common Stock and the 47,098 shares of Series B Preferred Stock beneficially owned by CIBC. Ms. Koffman disclaims any such beneficial ownership.

(12) Total number of shares of Common Stock includes 105,414 shares underlying options granted under the 1992 Stock Option Plan, 13,774 shares of Common Stock issuable pursuant to the conversion of shares of Series B Preferred Stock and exercise of a warrant and 752 shares of Common Stock held for Dr. Livesey's account by the Stock Purchase Plan.

(13) Includes 25,000 shares underlying options granted under the Director Stock Option Plan. Ms McDonald is required under the terms of her employment with Vector Fund Management, L.P. to transfer to Vector Fund Management, L.P. any net gain received upon sale of the shares of Common Stock underlying such options. Ms. McDonald is a Managing Director of Vector Fund Management, L.P., the general partner of Vector Later-Stage Equity Fund, L.P., and because of such position may be deemed the beneficial owner of the 2,259,676 shares of Common Stock and the 42,050 shares of Series B Preferred Stock beneficially owned by Vector Later-Stage Equity Fund, L.P. Ms. McDonald disclaims any such beneficial ownership.

(14) Total number of shares of Common Stock includes 12,291 shares underlying options granted under the 1992 Stock Option Plan and 255 shares of Common Stock held for Mr. Harper's account by the Stock Purchase Plan.

(15) Total number of shares of Common Stock includes 67,207 shares underlying options granted under the 1992 Stock Option Plan and 752 shares of Common Stock held for Ms. Hicks' account by the Stock Purchase Plan.

(16) Total number of shares of Common Stock includes 66 shares held for Mr. Payne's account by the Stock Purchase Plan.

(17) Total number of shares of Common Stock includes 6,250 shares underlying options granted under the 1992 Stock Option Plan and 84 shares of Common Stock held for Mr. Schiff's account by the Stock Purchase Plan.

(18) Total number of shares of Common Stock includes 20,416 shares underlying options granted under the 1992 Stock Option Plan and 466 shares of Common Stock held for Mr. Schwartz's account by the Stock Purchase Plan.

(19) See notes (8) through (18).

                          DESCRIPTION OF CAPITAL STOCK

     The following summary of certain provisions of the capital stock of LifeCell does not purport to be complete and is subject to, and qualified in its entirety by, the Restated Certificate of Incorporation and the By-laws of the Company which are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

AUTHORIZED AND OUTSTANDING CAPITAL STOCK


     LifeCell is authorized by the Restated Certificate of Incorporation to issue 25,000,000 shares of Common Stock, $.001 par value per share, and 2,000,000 shares of Preferred Stock, $.001 par value per share ("Preferred Stock"), 182,205 shares of which are designated "Series B Preferred Stock". The Company previously had designated 300,000 shares of Preferred Stock as "Series A Preferred Stock". In March 1997, in accordance with the terms of the Series A Preferred Stock, the Company redeemed all of the outstanding shares of Series A Preferred Stock through the conversion of such shares into shares of Common Stock, and in September 1997, the Company retired all of such shares. As of September 30, 1997, there were 6,990,917 shares of Common Stock issued and outstanding and 124,036 shares of Series B Preferred Stock issued and outstanding. In addition, there were an aggregate of approximately 11,114,524 shares of Common Stock reserved for issuance upon conversion of the Series B Preferred Stock, upon exercise of outstanding warrants, under director and employee benefit plans and pursuant to other rights to acquire Common Stock.


     The Board of Directors has authority to divide the Preferred Stock into one or more series and has broad authority to fix and determine relative rights and preferences of the shares of each such series. Preferred Stock retired by the Company will assume the status of authorized but unissued Preferred Stock and may be reissued in the same manner as other authorized but unissued shares of Preferred Stock. Holders of Preferred Stock have no preemptive rights. The Company has agreed not to issue any Preferred Stock without a vote of the holders of Common Stock unless the issuance is approved by a majority of the Company's independent directors who have access at the Company's expense to the Company's or independent legal counsel.

COMMON STOCK

     Holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors and to share ratably in assets available for distribution to holders of the Common Stock upon any liquidation. Any distributions to holders of Common Stock upon liquidation will be subject to the prior rights of any holders of Series B Preferred Stock then outstanding. See "Risk Factors -- Rights of Holders of Series B Preferred Stock". Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the stockholders of the Company. Holders of Common Stock have no preemptive rights and no right to cumulate votes. Except as otherwise required by law or the provisions of the Restated Certificate of Incorporation, the holders of shares of Common Stock are not entitled to vote separately as a class on any matter submitted to a vote of the stockholders of the Company.

SERIES B PREFERRED STOCK

  Dividends

     Holders of the Series B Preferred Stock are entitled to receive, when, as and if declared by the Board of Directors, out of the funds of the Company legally available therefor, a quarterly dividend payable in Series B Preferred Stock or cash or a combination of Series B Preferred Stock and cash, at the Company's option, at an annual rate equal to the greater of (i) the per annum rate of dividends paid on the Common Stock and (ii) $6.00 per share (and, in the case of any accrued but unpaid dividends, at such additional times and for such interim periods, if any, as determined by the Board of Directors). Dividends on shares of Series B Preferred Stock accrue on the last day of each calendar quarter during which such shares are outstanding (with each such date being an "Accrual Date") and are cumulative from the date of issuance. Accrued but unpaid dividends do not bear interest. Dividends cease accruing on September 30, 2001.

     The number of shares of Series B Preferred Stock to be issued as a dividend, with respect to the portion of such dividend accrued on each Accrual Date, is equal to the number obtained by dividing the dollar amount of such dividend or portion thereof to be paid in Series B Preferred Stock by $100.00 (as adjusted on the same basis as the conversion price).

  Voting and Special Rights

     On all matters submitted to a vote of the stockholders of the Company, each share of Series B Preferred Stock entitles the holder thereof to one vote for each share of Common Stock into which such share of Series B Preferred Stock is then convertible.

     Without the vote or consent of the holders of at least a majority of the shares of Series B Preferred Stock then outstanding, the Company may not authorize or create any class or series of capital stock ranking prior to or on a parity with the Series B Preferred Stock either as to redemption or liquidation.

     The holders of the shares of Series B Preferred Stock have the right to elect up to three directors of the Company. Each holder of Series B Preferred Stock has entered into a voting agreement pursuant to which such holder agreed to vote such holder's shares of Series B Preferred Stock in favor of one nominee designated by CIBC Wood Gundy Ventures, Inc., and one nominee designated by Vector Later-Stage Equity Fund, L.P.

  Liquidation

     In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of shares of Series B Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock or of any other class or series of stock of the Company ranking junior to the Series B Preferred Stock, liquidating distributions in the amount equal to $100.00 per share of Series B Preferred Stock, plus accrued and unpaid dividends. If upon any liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Series B Preferred Stock and any other class or series of stock ranking as to any such distribution on a parity with the Series B Preferred Stock are not paid in full, the holders of the Series B Preferred Stock and of such other stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of shares of Series B Preferred Stock will be entitled to share ratably (treating all then issued and outstanding shares of Series B Preferred Stock as if such shares had been converted into Common Stock) in any further distribution of assets by the Company to the holders of Common Stock.

  Conversion

     Each share of Series B Preferred Stock is convertible at the option of the holder at any time into shares of Common Stock at a conversion price per share of Common Stock initially equal to $3.10, subject to adjustment upon certain events. In addition, each outstanding share of Series B Preferred Stock shall be converted, at the conversion price then in effect, into fully paid and nonassessable shares of Common Stock on the earlier to occur of (i) the Company's completion of an underwritten public offering of shares of Common Stock in which the proceeds to the Company (net of underwriter's discounts) are equal to or greater than $20.0 million and the per share offering price is equal to or greater than $9.30 and (ii) the first date following the Company's completion of an underwritten public offering of shares of Common Stock in which the proceeds to the Company (net of underwriter's discounts) are equal to or greater than $20.0 million and average closing price of the Common Stock for 30 consecutive trading days has been equal to or greater than $9.30.

     The 124,036 shares of Series B Preferred Stock outstanding as of September 30, 1997 currently are convertible into 4,001,161 shares of Common Stock. The number of shares of Common Stock to be issued upon conversion will be calculated to the nearest 1/100th of share.

     No fractional shares or securities representing fractional shares of Common Stock will be issued upon conversion. Any fractional shares resulting from conversion will be paid in cash based on the current market price of the Common Stock at the close of business on the first business day preceding the date of conversion.

REGISTRATION RIGHTS


     Pursuant to agreements with the Company, at September 30, 1997, holders of an aggregate of approximately 8,585,213 shares of Common Stock, including 3,089,507 shares of Common Stock issuable upon the exercise of outstanding warrants (the "Registrable Securities"), are entitled to certain registration rights ("Registration Rights"). The holders of such shares may, subject to certain limitations, require the Company to register their Registrable Securities for public resale at the Company's expense. Such holders also have the right to include their Registrable Securities, subject to certain limitations, in any registration of shares of Common Stock by the Company under the Securities Act. The holders of approximately 345,191 Registrable Securities also have the right to request one registration on Form S-3 in any six-month period. In general, the Company is required to bear all registration expenses, other than underwriters' discounts and commissions, for all Company-initiated registrations.


     The Company maintains the effectiveness of two registration statements covering the public sale of shares of Common Stock. One such registration statement covers the public sale of an aggregate of 2,559,617 shares of Common Stock issued upon conversion of and as dividends on shares of preferred stock issued by the Company in a private placement completed in 1994 and upon exercise of warrants issued in connection therewith. The other registration statement covers the public sale of an aggregate of 8,775,644 shares of Series B Preferred Stock issued by the Company in a private placement completed during 1996, upon the exercise of warrants issued in connection therewith and upon conversion of shares of Series B Preferred Stock issued or issuable as dividends on the Series B Preferred Stock.

WARRANTS

     At September 30, 1997, the Company had outstanding warrants to purchase an aggregate of 3,189,507 shares of Common Stock, at exercise prices ranging from $2.50 to $11.05 per share and with terms expiring from December 31, 1997 to November 18, 2001. The warrants contain certain anti-dilution adjustments. Warrant holders have been granted certain registration rights.

MEDTRONIC RIGHTS

     In 1994, LifeCell entered into a license and development agreement and an investment agreement pursuant to which Medtronic paid LifeCell an initial $1.5 million licensing fee. If, however, Medtronic terminates the license and development agreement prior to FDA approval of the heart valve products, Medtronic may convert the $1.5 million licensing fee into a number of shares of Common Stock equal to $1.5 million divided by the then average market price of the Common Stock for the 20 trading days immediately preceding the date of Medtronic's termination notice (the "Average Market Price"). Pursuant to the terms of the investment agreement, the shares of Common Stock issuable upon conversion of the licensing fee, together with all other shares of Common Stock held by Medtronic, may not exceed 19% of the then issued and outstanding shares of Common Stock. In the event that as a result of such limitation, LifeCell is not obligated to convert the entire $1.5 million into shares of Common Stock, LifeCell must pay to Medtronic cash or a promissory note or a combination of cash and a promissory note equal to the difference between $1.5 million and the value of the shares of Common Stock actually converted. If, however, immediately after conversion of the $1.5 licensing fee into shares of Common Stock, the aggregate number of shares of Common Stock held by Medtronic is less than 5% of the then outstanding shares of Common Stock, Medtronic will have the option to purchase from LifeCell in cash at a price per share equal to the Average Market Price a number of shares of Common Stock that when added to the shares converted and any other shares of Common Stock held by Medtronic would equal 5% of then issued and outstanding shares of Common Stock.

CERTAIN ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION, BY-LAWS AND DELAWARE GENERAL CORPORATION LAW

     The Restated Certificate of Incorporation and By-laws contain certain provisions that could make more difficult the acquisition of the Company by means of a tender or exchange offer, a proxy contest or otherwise. The description of such provisions set forth below is intended only as a summary and is qualified in its entirety by reference to the Restated Certificate of Incorporation and the By-laws, each of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. See "Risk
Factors -- Possible Anti-Takeover Effects".

     Preferred Stock. The Restated Certificate of Incorporation authorizes the Board of Directors to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series. The Company believes that the ability of the Board of Directors to issue one or more series of Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that may arise. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by the Restated Certificate of Incorporation, applicable laws or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded.

     Although the Board of Directors has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board of Directors, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquiror may be otherwise able to change the composition of the Board of Directors, including a tender or exchange offer or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

     Special Meeting of Stockholders. The By-laws provide that special meetings of stockholders may be called only by the President or the Board of Directors. Such provisions, together with the other anti-takeover provisions described herein, also could have the effect of discouraging a third party from initiating a proxy contest, making a tender or exchange offer or otherwise attempting to obtain control of the Company.

     Notice Procedures. The By-Laws provide that stockholder election of directors may be conducted only at annual meetings of stockholders and establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as director. These procedures provide that notice of such stockholder proposals must be timely and notice must be received at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to an annual meeting. The notice must contain certain information specified in the By-Laws.

     Delaware Anti-Takeover Law. Under Section 203 of the Delaware General Corporation Law (the "Delaware anti-takeover law"), certain "business combinations" between a Delaware corporation whose stock generally is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation or bylaws not to be governed by the Delaware anti-takeover law (the Company has not made such an election), (ii) either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee stock plans in which the employees do not have a right to determine confidentially whether to tender or vote stock held by the plan), or (iv) the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the voting stock which the interested stockholder did not own. The three-year prohibition does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporations or its majority-owned subsidiaries and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who becomes the beneficial owner of 15% or more of a Delaware corporation's voting stock.
Section 203 could have the effect of delaying, deferring or preventing a change in control of the Company.

LIMITATION ON DIRECTORS' LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Restated Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. The Company is required to indemnify any director who, as the result of his acting as a director of the Company, was or is a party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, to the full extent permitted by Delaware law.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank, New York, New York.

                                  UNDERWRITING


     Subject to the terms and conditions of the Underwriting Agreement, the underwriters (the "Underwriters") named below, for whom Vector Securities International, Inc. and Gruntal & Co., L.L.C. are acting as representatives (the "Representatives"), have severally agreed to purchase and the Company has agreed to sell to the Underwriters, the following respective number of shares of Common
Stock:



                                                               NUMBER
                        UNDERWRITER                           OF SHARES
                        -----------                           ---------
Vector Securities International, Inc........................  1,728,000
Gruntal & Co., L.L.C. ......................................  1,152,000
Bear, Stearns & Co. Inc. ...................................     80,000
Cowen & Company.............................................     80,000
Lehman Brothers.............................................     80,000
Morgan Stanley Dean Witter..................................     80,000
NationsBanc Montgomery Securities...........................     80,000
Salomon Brothers Inc .......................................     80,000
Cruttenden Roth Incorporated................................     40,000
Dain Bosworth Incorporated..................................     40,000
Genesis Merchant Group Securities...........................     40,000
GS2 Securities, Inc. .......................................     40,000
Hanifen, Imhoff Inc. .......................................     40,000
Harris Webb & Garrison, Inc. ...............................     40,000
Ladenburg Thalmann & Co. Inc. ..............................     40,000
McDonald & Company Securities, Inc. ........................     40,000
Morgan Keegan & Company, Inc. ..............................     40,000
Nesbitt Burns Securities Inc. ..............................     40,000
Pennsylvania Merchant Group Ltd ............................     40,000
Piper Jaffray Inc. .........................................     40,000
Principal Financial Securities, Inc. .......................     40,000
Rauscher Pierce Refsnes, Inc. ..............................     40,000
Rodman & Renshaw, Inc. .....................................     40,000
Sands Brothers & Co. Ltd....................................     40,000
                                                              ---------
          Total.............................................  4,000,000
                                                              =========


     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any of such shares are purchased.


     The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $0.18 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering of the shares of Common Stock, the offering price and other selling terms may be changed by the Representatives.


     Gruntal & Co., L.L.C. has advised the Company that it intends to make sales of the Common Stock offered by this Prospectus to accounts over which it exercises discretionary authority.


     The Selling Stockholder has granted to the Underwriters an option, exercisable at any time during the 30-day period after the date of this Prospectus, to purchase up to an additional 600,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with the Offering. To the extent such option is exercised, each Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock set forth next to such Underwriter's name in the preceding table bears to the total number of shares listed in the table.

     The offering of shares is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of this Offering without notice. The Underwriters reserve the right to reject any order for the purchase of shares in whole or in part.


     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.



     The executive officers, directors and certain other stockholders of the Company, including the Selling Stockholder, have agreed that they will not, without the prior consent of Vector Securities International, Inc., offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them for a period of 90 days after the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of Vector Securities International, Inc., offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable or convertible into shares of Common Stock for a period of 90 days after the date of this Prospectus, except that the Company may grant additional options under its stock option plans, or issue shares upon the exercise of outstanding stock options or warrants.


     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. In addition, the Underwriters may bid for and purchase shares of Common Stock in the open market to cover syndicate short positions or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions from syndicate members in the Offering, if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions or otherwise. Any of these activities may stabilize or maintain the market price above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     In connection with this Offering, certain Underwriters and selling group members (if any) who are qualifying registered market makers may engage in passive market-making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail, and, if commenced, may be discontinued at any time.


     Prior to the date six months after the consummation of the Offering, no Underwriter may offer or sell any shares of Common Stock offered hereby to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations of 1995. Each Underwriter must comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom. Each Underwriter may only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the

Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.



     The shares of Common Stock offered hereby may not be directly or indirectly offered, sold or delivered in or from any jurisdiction except in compliance with applicable law. Each Underwriter should be aware of and observe any and all applicable provisions of law in each jurisdiction in or from which it may purchase, offer or sell or deliver shares of Common Stock or distribute any offering material.


     An affiliate of Vector Securities International, Inc. holds 33.9% of the Series B Preferred Stock. K. Flynn McDonald, an officer of such affiliate, is a director of LifeCell pursuant to the right of the holders of the Series B Preferred Stock to elect up to three members of LifeCell's Board of Directors. Gruntal & Co., L.L.C. has previously provided financial advisory services to the Company for reasonable and customary fees, including a warrant to purchase 354,734 shares of Common Stock, and acted as the placement agent in a private placement of the Company's equity securities in November 1996.


     The Common Stock is currently listed on the Nasdaq SmallCap Market under the symbol "LIFC". See "Risk Factors -- No Assurance of Nasdaq National Market Listing".


                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for LifeCell by Fulbright & Jaworski L.L.P., Houston, Texas. Robert E. Wilson, a partner of Fulbright & Jaworski L.L.P., beneficially owns 200 shares of the Company's Common Stock. Certain legal matters for the Underwriters will be passed upon by Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois.

                                    EXPERTS

     The financial statements included in this Prospectus to the extent and for the periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said report. Statements in this Prospectus under the captions "Risk Factors -- Dependence on Patents and Proprietary Rights",
"Business -- General", "Business -- Technology" and "Business -- Patents, Proprietary Information and Trademarks" insofar as they relate to patent matters have been reviewed and approved by Arnold, White & Durkee, Houston, Texas, patent counsel to the Company, and have been included herein in reliance upon the review and approval by such firm as experts in patent law.

                             AVAILABLE INFORMATION

     LifeCell has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-2 (herein, together with all amendments, exhibits and financial statement schedules thereto, the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, which may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     The Company furnishes holders of Common Stock annual reports containing financial statements audited by its independent public accountants in accordance with generally accepted accounting principles following the end of each fiscal year, and with quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of each such fiscal quarter. The Company is subject to the reporting requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Such reports and other information may be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. The Commission also maintains a World Wide Web site on the Internet at http://www.sec.gov. which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information concerning the Company can also be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the year ended December 31, 1996, as amended by Amendment No. 1 to the Annual Report on Form 10-K on Form 10-K/A and Amendment No. 2 to the Annual Report on Form 10-K on Form 10-K/A;

          (b) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

          (c) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997;

          (d) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, as amended by Amendment No. 1 to the Quarterly Report on Form 10-Q on Form 10-Q/A; and

          (e) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A (filed February 27, 1992), including any amendment or report filed for the purpose of updating such description.

     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering of the Common Stock pursuant hereto shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to the Company at 3606 Research Forest Drive, The Woodlands, Texas 77381, Attention:
Secretary (Telephone number: 281/367-5368).

     For California residents: With respect to sales of the security being offered hereby to California residents, such security may be sold only to (1) "accredited investors" within the meaning of Regulation D under the Securities Act, (2) banks, savings and loan associations, trust companies, insurance companies, investment companies registered under the Investment Company Act of 1940, pension or profit-sharing trusts, corporations or other entities which, together with the corporation's or other entity's affiliates which are under common control, have a net worth on a consolidated basis according to their most recent regularly prepared financial statements (which shall have been reviewed, but not necessarily audited, by outside accountants) of not less than $14,000,000, and subsidiaries of the foregoing, (3) any person (other than a person formed for the sole purpose of purchasing the security being offered hereby) who purchases at least $1,000,000 aggregate amount of the security offered hereby or (4) any individual with an annual income of $65,000 and a net worth of $250,000 exclusive of home, home furnishings or automobiles, or an individual with a net worth of $500,000 exclusive of home, home furnishings or automobiles. Each California resident purchasing the security offered hereby will be deemed to represent by such purchase that it comes within one of the aforementioned categories, that it will not sell or otherwise transfer such security to a California resident unless the transferee comes within one of the aforementioned categories and that it will advise the transferee of this condition which transferee, by becoming such, will be deemed to be bound by the same restrictions on resale.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
AUDITED FINANCIAL STATEMENTS
  Report of Independent Public Accountants..................   F-2
  Balance Sheets as of December 31, 1995 and 1996...........   F-3
  Statements of Operations for the years ended December 31,
     1994, 1995 and 1996....................................   F-4
  Statements of Stockholders' Equity for the years ended
     December 31, 1994, 1995 and 1996.......................   F-5
  Statements of Cash Flows for the years ended December 31,
     1994, 1995 and 1996....................................   F-7
  Notes to Audited Financial Statements.....................   F-8
UNAUDITED FINANCIAL STATEMENTS
  Balance Sheets as of September 30, 1997 and December 31,
     1996...................................................  F-20
  Statements of Operations for the three months ended
     September 30, 1997 and 1996............................  F-21
  Statements of Operations for the nine months ended
     September 30, 1997 and 1996............................  F-22
  Statements of Cash Flows for the nine months ended
     September 30, 1997 and 1996............................  F-23
  Notes to Unaudited Financial Statements...................  F-24

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To LifeCell Corporation:

     We have audited the accompanying balance sheets of LifeCell Corporation (a Delaware corporation) as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LifeCell Corporation as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Houston, Texas
March 26, 1997

                              LIFECELL CORPORATION

                                 BALANCE SHEETS

                                     ASSETS

                                                                      DECEMBER 31,
                                                              ----------------------------
                                                                  1995            1996
                                                              ------------    ------------
CURRENT ASSETS
  Cash and cash equivalents.................................  $  3,015,332    $ 10,748,250
  Accounts and other receivables............................       251,509         436,839
  Inventories...............................................       351,502         839,821
  Prepayments and other.....................................        51,838          52,780
                                                              ------------    ------------
          Total current assets..............................     3,670,181      12,077,690
FURNITURE AND EQUIPMENT, net................................       415,563         478,098
INTANGIBLE ASSETS, net......................................       290,295         334,227
                                                              ------------    ------------
          Total assets......................................  $  4,376,039    $ 12,890,015
                                                              ============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable..........................................  $    384,780    $    514,848
  Accrued liabilities.......................................       218,351         539,271
  Deferred revenues.........................................       179,002         138,792
                                                              ------------    ------------
          Total current liabilities.........................       782,133       1,192,911
DEFERRED CREDIT.............................................     1,500,000       1,500,000
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Series A preferred stock, $.001 par value, 300,000 shares
  authorized, 264,500 and 260,000 issued and outstanding,
  including accrued dividends of $70,533 and $86,667........     5,496,793       5,291,473
Series B preferred stock, $.001 par value, 182,205 shares
  authorized, none and 124,157 issued and outstanding and
  accrued dividends of none and 1,426 shares................            --             126
Undesignated preferred stock, $.001 par value, 1,517,795
  shares authorized, none issued and outstanding............            --              --
Common stock, $.001 par value, 12,500,000 and 25,000,000
  shares authorized, respectively, 4,403,658 and 4,899,944
  shares issued and outstanding, respectively...............         4,404           4,900
Warrants outstanding to purchase 574,066 and 3,378,264
  shares of Common Stock, respectively......................       226,560         423,218
Additional paid-in capital..................................    21,160,808      33,788,321
Unearned portion of restricted stock compensation &
  warrants..................................................       (19,906)             --
Accumulated deficit.........................................   (24,774,753)    (29,310,934)
                                                              ------------    ------------
          Total stockholders' equity........................     2,093,906      10,197,104
                                                              ------------    ------------
          Total liabilities and stockholders' equity........  $  4,376,039    $ 12,890,015
                                                              ============    ============

   The accompanying notes are an integral part of these financial statements.

                              LIFECELL CORPORATION

                            STATEMENTS OF OPERATIONS

                                                            FOR THE YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------
                                                          1994           1995           1996
                                                       -----------    -----------    -----------
REVENUES
  Product sales......................................  $    93,940    $   742,238    $ 2,012,205
  Corporate alliance.................................      358,331        825,221        546,461
  Grants and contracts...............................      364,344        239,116        386,904
                                                       -----------    -----------    -----------
          Total revenues.............................      816,615      1,806,575      2,945,570
                                                       -----------    -----------    -----------
COSTS AND EXPENSES
  Cost of goods sold.................................      515,500        925,174      1,281,353
  Funded research and development....................      722,675      1,064,337        933,365
  Proprietary research and development...............    1,363,176      1,105,427        654,821
  General and administrative.........................    1,381,470      1,422,588      1,911,254
  Selling and marketing..............................      727,615      1,475,296      2,389,573
                                                       -----------    -----------    -----------
          Total costs and expenses...................    4,710,436      5,992,822      7,170,366
                                                       -----------    -----------    -----------
LOSS FROM OPERATIONS.................................   (3,893,821)    (4,186,247)    (4,224,796)
                                                       -----------    -----------    -----------
  Interest income....................................      167,300        280,843        135,082
                                                       -----------    -----------    -----------
NET LOSS.............................................  $(3,726,521)   $(3,905,404)   $(4,089,714)
                                                       ===========    ===========    ===========
Loss per share before effect of preferred dividends,
  accretion of preferred stock and warrant
  exercises..........................................  $     (0.87)   $     (0.91)   $     (0.90)
Effect of preferred dividends, accretion of preferred
  stock and warrant exercises........................  $     (0.03)   $     (0.19)   $     (0.24)
                                                       -----------    -----------    -----------
LOSS PER COMMON SHARE................................  $     (0.90)   $     (1.10)   $     (1.14)
                                                       ===========    ===========    ===========
SHARES USED IN COMPUTING LOSS PER
  COMMON SHARE.......................................    4,294,179      4,313,366      4,542,519
                                                       ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                              LIFECELL CORPORATION

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                            SERIES A             SERIES B                                  CLASS I
                                        PREFERRED STOCK      PREFERRED STOCK       COMMON STOCK          COMMON STOCK
                                      --------------------   ----------------   ------------------   --------------------
                                      SHARES      AMOUNT     SHARES    AMOUNT    SHARES     AMOUNT     SHARES     AMOUNT
                                      -------   ----------   -------   ------   ---------   ------   ----------   -------
Balance at December 31, 1993........       --   $       --        --    $ --    1,473,359   $1,473    2,803,812   $ 2,804
  Class I common converted to
    common..........................       --           --        --      --    2,803,812   2,804    (2,803,812)   (2,804)
  Purchase of common stock..........       --           --        --      --           --      --            --        --
  Issuance for cash ($7.77 per
    share)..........................       --           --        --      --       20,421      21            --        --
  Issuance of Series A preferred
    stock and warrants for cash.....  264,500    4,877,995        --      --           --      --            --        --
  Warrant issued to purchase common
    stock...........................       --           --        --      --           --      --            --        --
  Earned portion of restricted
    stock...........................       --           --        --      --           --      --            --        --
  Earned portion of warrants........       --           --        --      --           --      --            --        --
  Dividends accrued on preferred
    stock...........................       --      333,246        --      --           --      --            --        --
  Accretion of preferred stock......       --       68,668        --      --           --      --            --        --
  Expiration of warrants............       --           --        --      --           --      --            --        --
  Net Loss..........................       --           --        --      --           --      --            --        --
                                      -------   ----------   -------    ----    ---------   ------   ----------   -------
Balance at December 31, 1994........  264,500   $5,279,909        --    $ --    4,297,592   $4,298           --   $    --
  Warrant issued to purchase common
    stock...........................       --           --        --      --           --      --            --        --
  Stock options exercised...........       --           --        --      --        1,000       1            --        --
  Warrants exercised................       --           --        --      --        1,250       1            --        --
  Issuance of common stock as
    dividends on Series A Preferred
    stock...........................       --     (317,400)       --      --      103,816     104            --        --
  Earned portion of restricted
    stock...........................       --           --        --      --           --      --            --        --
  Earned portion of warrants........       --           --        --      --           --      --            --        --
  Dividends accrued on preferred
    stock...........................       --      190,947        --      --           --      --            --        --
  Accretion of preferred stock......       --      343,337        --      --           --      --            --        --
  Net Loss..........................       --           --        --      --           --      --            --        --
                                      -------   ----------   -------    ----    ---------   ------   ----------   -------
Balance at December 31, 1995........  264,500   $5,496,793        --    $ --    4,403,658   $4,404           --   $    --
  Stock options exercised...........       --           --        --      --        6,062       6            --        --
  Warrants exercised................       --           --        --      --      339,066     339            --        --
  Expiration of warrants............       --           --        --      --           --      --            --        --
  Conversion of preferred stock.....   (4,500)     (90,000)       --      --       30,104      30            --        --
  Issuance of common stock as
    dividends on Series A Preferred
    stock...........................       --     (415,920)       --      --      121,054     121            --        --
  Earned portion of restricted
    stock...........................       --           --        --      --           --      --            --        --
  Issuance of stock options for
    services........................       --           --        --      --           --      --            --        --
  Issuance of Series B preferred
    stock and common stock warrants
    for cash........................       --           --   124,157     124           --      --            --        --
  Dividends accrued on preferred
    stock...........................       --      300,600        --       2           --      --            --        --
  Net Loss..........................       --           --        --      --           --      --            --        --
                                      -------   ----------   -------    ----    ---------   ------   ----------   -------
Balance at December 31, 1996........  260,000   $5,291,473   124,157    $126    4,899,944   $4,900           --   $    --
                                      =======   ==========   =======    ====    =========   ======   ==========   =======

                                  (Continued)

   The accompanying notes are an integral part of these financial statements.

                              LIFECELL CORPORATION

                                                              UNEARNED
                                         WARRANTS TO         PORTION OF
                                          PURCHASE           RESTRICTED
                                        COMMON STOCK           STOCK       ADDITIONAL                                   TOTAL
                                    ---------------------   COMPENSATION     PAID IN     TREASURY    ACCUMULATED    STOCKHOLDERS'
                                     SHARES      AMOUNT     AND WARRANTS     CAPITAL       STOCK       DEFICIT         EQUITY
                                    ---------   ---------   ------------   -----------   ---------   ------------   -------------
Balance at December 31, 1993......    165,933   $ 116,260    $(529,942)    $21,073,701   $      --  $(16,618,635)    $ 4,045,661
  Class I common converted to
    common........................         --          --           --              --          --            --              --
  Purchase of common stock........         --          --           --              --    (307,755)           --        (307,755)
  Issuance for cash ($7.77 per
    share)........................         --          --           --         174,341     307,755            --         482,117
  Issuance of Series A preferred
    stock and warrants for cash...    264,500     105,800           --              --          --            --       4,983,795
  Warrant issued to purchase
    common stock..................     90,816       5,000           --              --          --            --           5,000
  Earned portion of restricted
    stock.........................         --          --      238,872              --          --            --         238,872
  Earned portion of warrants......         --          --       21,958              --          --            --          21,958
  Dividends accrued on preferred
    stock.........................         --          --           --              --          --      (333,246)             --
  Accretion of preferred stock....         --          --           --         (68,668)         --            --              --
  Expiration of warrants..........     (5,933)         --           --              --          --            --              --
  Net Loss........................         --          --           --              --          --    (3,726,521)     (3,726,521)
                                    ---------   ---------    ---------     -----------   ---------  -------------    -----------
Balance at December 31, 1994......    515,316   $ 227,060    $(269,112)    $21,179,374   $      --  $(20,678,402)    $ 5,743,127
  Warrant issued to purchase
    common stock..................     60,000          --           --              --          --            --              --
  Stock options exercised.........         --          --           --           2,999          --            --           3,000
  Warrants exercised..............     (1,250)       (500)          --           4,574          --            --           4,075
  Issuance of common stock as
    dividends on Series A
    Preferred stock...............         --          --           --         317,198          --            --             (98)
  Earned portion of restricted
    stock.........................         --          --      238,872              --          --            --         238,872
  Earned portion of warrants......         --          --       10,334              --          --            --          10,334
  Dividends accrued on preferred
    stock.........................         --          --           --              --          --      (190,947)             --
  Accretion of preferred stock....         --          --           --        (343,337)         --            --              --
  Net Loss........................         --          --           --              --          --    (3,905,404)     (3,905,404)
                                    ---------   ---------    ---------     -----------   ---------  -------------    -----------
Balance at December 31, 1995......    574,066   $ 226,560    $ (19,906)    $21,160,808   $      --  $(24,774,753)    $ 2,093,906
  Stock options exercised.........         --          --           --          17,274          --            --          17,280
  Warrants exercised..............   (339,066)   (104,300)          --       1,155,617          --            --       1,051,656
  Expiration of warrants..........    (15,000)     (6,000)          --           6,000          --            --              --
  Conversion of preferred stock...         --          --           --          89,970          --            --              --
  Issuance of common stock as
    dividends on Series A
    Preferred stock...............         --          --           --         409,700          --            --          (6,099)
  Earned portion of restricted
    stock.........................         --          --       19,906              --          --            --          19,906
  Issuance of stock options for
    services......................         --          --           --         150,000          --            --         150,000
  Issuance of Series B preferred
    stock and common stock
    warrants for cash.............  3,158,264     306,958           --      10,653,087          --            --      10,960,169
  Dividends accrued on preferred
    stock.........................         --          --           --         145,865          --      (446,467)             --
  Net Loss........................         --          --           --              --          --    (4,089,714)     (4,089,714)
                                    ---------   ---------    ---------     -----------   ---------  -------------    -----------
Balance at December 31, 1996......  3,378,264   $ 423,218    $      --     $33,788,321   $      --  $(29,310,934)    $10,197,104
                                    =========   =========    =========     ===========   =========  =============    ===========

   The accompanying notes are an integral part of these financial statements.

                              LIFECELL CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                             FOR THE YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------
                                                            1994          1995          1996
                                                         -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Loss.............................................  $(3,726,521)  $(3,905,404)  $(4,089,714)
  Adjustments to reconcile net loss to net cash used in
     operating activities --
     Depreciation and amortization.....................      107,351       138,518       229,237
     Stock and warrant compensation expense............      260,830       249,206       169,906
  Change in assets and liabilities --
     (Increase) in accounts and other receivables......      (67,237)      (87,014)     (185,330)
     (Increase) in inventories.........................      (54,834)     (243,720)     (488,319)
     (Increase) decrease in prepayments and other......       (8,580)       11,347          (942)
     Increase in accounts payable and accrued
       liabilities.....................................      270,219       118,494       450,988
     Increase (decrease) in deferred revenues and
       credit..........................................    1,769,640       (90,638)      (40,210)
                                                         -----------   -----------   -----------
          Total adjustments............................    2,277,389        96,193       135,330
                                                         -----------   -----------   -----------
          Net cash used in operating activities........   (1,449,132)   (3,809,211)   (3,954,384)
                                                         -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures.................................      (90,509)     (190,199)     (278,673)
  Intangible assets....................................      (34,012)      (24,354)      (57,032)
  Short-term investments...............................   (2,138,313)    5,154,824            --
                                                         -----------   -----------   -----------
          Net cash provided by (used in) investing
            activities.................................   (2,262,834)    4,940,271      (335,705)
                                                         -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of stock and warrants.........    5,163,157         6,977    12,029,105
  Proceeds from issuance of notes payable..............           --            --       370,000
  Dividends paid.......................................           --            --        (6,098)
  Payments of notes payable............................           --            --      (370,000)
                                                         -----------   -----------   -----------
          Net cash provided by financing
            activities.................................    5,163,157         6,977    12,023,007
                                                         -----------   -----------   -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS..............    1,451,191     1,138,037     7,732,918
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR.........      426,104     1,877,295     3,015,332
                                                         -----------   -----------   -----------
CASH AND CASH EQUIVALENTS AT END
  OF YEAR..............................................  $ 1,877,295   $ 3,015,332   $10,748,250
                                                         ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for interest...............  $        --   $        --   $    13,766
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:
  During 1995 and 1996, the Company issued common stock
     as payment for dividends in the amount of $317,400
     and $415,920, respectively.

   The accompanying notes are an integral part of these financial statements.

                              LIFECELL CORPORATION

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1996

1. ORGANIZATION:

     LifeCell Corporation, a Delaware corporation (LifeCell or the Company), is engaged in the research, development and commercialization of transplantable tissue and transfusable blood products. The Company was incorporated on January 6, 1992 for the purpose of merging with its predecessor entity, which was formed in 1986. LifeCell began commercial sales of its first transplantable tissue product, AlloDerm(R), during 1994. Sales of AlloDerm to date have not been sufficient to fund the Company's operations, and the Company expects continued operating losses during 1997. The future operating results of the Company will be principally dependent on the market acceptance of its current and future products, competition from other products or technologies, protection of the Company's proprietary technology, and access to funding as required. Accordingly, there can be no assurance of the Company's future success. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere herein.

2. ACCOUNTING POLICIES:

  Cash and Cash Equivalents and Short-Term Investments

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Investments that the Company intends to hold to maturity are classified as either current or non-current assets based on the maturity date of the security. As of December 31, 1995 and 1996, the Company held $3,009,376 and $10,638,981, respectively, of interest bearing money market accounts and A1/P1 commercial paper which were classified as "held to maturity" securities. The carrying basis of these investments approximated fair value and amortized cost. The securities held at December 31, 1996 matured prior to March 31, 1997.

  Inventories

     Inventories are stated at the lower of cost or market, cost being determined on a first-in, first-out (FIFO) basis.

  Furniture and Equipment

     Furniture and equipment are stated at cost. Maintenance and repairs that do not improve or extend the life of the assets are expensed as incurred. Expenditures for renewals and betterments are capitalized. The cost of assets retired and the related accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

     Depreciation of furniture and equipment is provided on the straight-line method based on the estimated useful lives of the assets of five years. Leasehold improvements are depreciated over the life of the lease.

  Intangible Assets

     Intangible assets primarily consist of the costs of obtaining patents for the proprietary technology owned by or licensed to the Company. These costs are being amortized over the lesser of the legal (generally 17 years) or economic life of the patent. Accumulated amortization at December 31, 1995 and 1996, amounted to $39,933 and $53,033, respectively.

                              LIFECELL CORPORATION

  Revenue Recognition

     Product sales are recognized as revenue when the product is shipped to fill customer orders. Revenues from corporate alliances and from government grants and contracts are recognized as the work is performed unless the Company has continuing performance obligations, in which case revenue is recognized upon the satisfaction of such obligations. Revenue received, but not yet earned, is classified as deferred revenue.

  Research and Development Costs

     Research and development costs are expensed when incurred. The Company performs research funded by others, including research funded through the corporate alliance with Medtronic (see Note 8), as well as its own independent proprietary research, development and clinical testing of its products. Externally funded research consists of direct costs associated with specific projects as well as an allocation of overhead associated with administering these activities.

  Loss Per Share

     Loss per share has been computed by dividing net loss, which has been increased for periodic accretion and imputed and stated dividends on outstanding Preferred Stock and the discount offered on warrant exercises induced during 1996, by the weighted average number of shares of Common Stock outstanding during the periods. In all applicable years, all Common Stock equivalents, including the Series A Preferred Stock and the Series B Preferred Stock, were antidilutive and, accordingly, were not included in the computation.

     In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Statement 128 establishes standards for computing and presenting earnings per share (EPS). This statement simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, Earnings Per Share, and makes them comparable to international EPS standards. The statement also retroactively revises the presentation of earnings per share in the financial statements. The Company will adopt this Standard for the year ended December 31, 1997, and has not currently quantified the effect of applying the new Standard.

  Stock-Based Compensation

     The Company accounts for employee stock-based compensation pursuant to the provisions of Accounting Principles Board Opinion No. 25. Compensation expense for stock options issued to employees and directors is generally recorded at the intrinsic value (the discount, if any, of the option price from the market price of the Common Stock under option) of the option at the date of grant. Subsequent changes in the market price of the underlying stock do not affect the accounting treatment of the option. Options granted to others are accounted for under the provisions of Statement of Financial Accounting Standards No. 123, which requires that the option be recorded at its estimated fair value using option-pricing formulas used in the financial markets.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                              LIFECELL CORPORATION

3. INVENTORIES:

     Inventories consist of products in various stages produced for sale and includes the costs of raw materials, labor, and overhead.

     A summary of inventories is as follows:

                                                                1995        1996
                                                              --------    --------
Raw Materials...............................................  $ 29,171    $ 52,738
Work-In-Process.............................................   107,988     437,221
Finished Goods..............................................   214,343     349,862
                                                              --------    --------
                                                              $351,502    $839,821
                                                              ========    ========

4. FURNITURE AND EQUIPMENT:

     A summary of furniture and equipment is as follows:

                                                                 1995          1996
                                                              ----------    ----------
Office furniture and fixtures...............................  $   57,636    $   61,130
Machinery and equipment.....................................   1,097,480     1,342,243
Leasehold improvements......................................     189,877       220,293
                                                              ----------    ----------
                                                               1,344,993     1,623,666
Less --
  Accumulated depreciation and amortization.................     929,430     1,145,568
                                                              ----------    ----------
  Net furniture and equipment...............................  $  415,563    $  478,098
                                                              ==========    ==========

5. CAPITAL STOCK:

  Authorized Capital Stock

     As of December 31, 1996, the authorized capital of the Company consisted of 25,000,000 shares of Common Stock, $.001 par value, and 2,000,000 shares of Preferred Stock, $.001 par value, of which 300,000 shares were designated as Series A Convertible Preferred Stock and 182,205 shares were designated as Series B Preferred Stock. As of December 31, 1996, there were 4,899,944 shares of Common Stock, 260,000 shares of Series A Convertible Preferred Stock and 124,157 shares of Series B Preferred Stock outstanding. During March 1997, all outstanding shares of Series A Convertible Preferred Stock and a portion of the accrued dividends were converted into 1,772,433 shares of Common Stock.

  Series A Preferred Stock

     During November 1994, the Company issued 264,500 shares of Series A Convertible Preferred Stock (Series A Preferred Stock) and warrants to acquire 264,500 shares of Common Stock for gross proceeds of approximately $5.3 million in a private placement. Each share of Series A Preferred Stock was convertible at any time at the option of the holder into 6.69 shares of Common Stock. During 1996, 4,500 shares of Series A Preferred Stock were converted into 30,104 shares of Common Stock. The Series A Preferred Stock had a liquidation preference of $20 per share, or $5,200,000 as of December 31, 1996.

     The Series A Preferred Stock bore dividends at annual rates of $1.20, $1.60, and $2.00 per share for each of the first, second and third years, respectively, after the date of original issuance. Dividends were payable in cash, Common Stock, or any combination of cash and Common Stock at the Com-

                              LIFECELL CORPORATION
pany's discretion. The Series A Preferred Stock had no ordinary voting rights. While the preferred shares were outstanding or any dividends were owed thereon, the Company could not declare or pay cash dividends on its Common Stock. During 1995 and 1996, respectively, the Company paid $317,400 and $415,920 in accrued dividends on the Series A Preferred Stock by issuing 103,816 shares and 121,054 shares of Common Stock.

     The preferred stock was automatically convertible into Common Stock on November 9, 1997 and could be redeemed sooner by the Company if, after November 9, 1995, the closing bid price of the Company's Common Stock averaged or exceeded $5.17 per share for 20 consecutive days. Pursuant to such provisions, during February 1997, the Company called for redemption all outstanding shares of Series A Preferred Stock. During March 1997 the Company issued 1,739,128 shares of Common Stock to redeem the Series A Preferred Stock and paid a cash dividend of $65,000 and issued an additional 33,305 shares of Common Stock for dividends accrued through the date of redemption.

     The carrying amount of the Series A Preferred Stock was increased for accrued and unpaid stated dividends plus periodic accretion, using the effective interest method, such that the carrying amount equaled the redemption amount on November 9, 1995. In November 1994, the Series A Preferred Stock was also increased by imputed dividends resulting from the increasing dividend rates.

  Series B Preferred Stock

     During November 1996, the Company issued 124,157 shares of Series B Preferred Stock (Series B Preferred Stock) and warrants to acquire 2,803,530 shares of Common Stock for gross proceeds of approximately $12.4 million in a private placement. Each share of Series B Preferred Stock is initially convertible at any time at the option of the holder into approximately 32.26 shares of Common Stock (or 4,005,064 shares of Common Stock at December 31,
1996), subject to adjustment for dilutive issuances of securities. The Series B Preferred Stock has a liquidation preference of $100 per share, or $12,415,700 as of December 31, 1996, and shares ratable in any residual assets after payment of such liquidation preference.

     The Series B Preferred Stock bears cumulative dividends, payable quarterly, for five years at the greater of the annual rate of $6.00 per share or the rate of any dividends paid on the Series A Preferred Stock (effectively $10 per share until the Series A Preferred Stock was redeemed in March 1997). Dividends may be paid in cash, in additional shares of Series B Preferred Stock based on the stated value of $100 per share, or any combination of cash and Series B Preferred Stock at the Company's option. On all matters for which the Company's stockholders are entitled to vote, each share of Series B Preferred Stock will entitle the holder to one vote for each share of Common Stock into which the share of Series B Preferred Stock is then convertible. Additionally, the holders of Series B Preferred Stock have the right to elect up to three directors to the Board of Directors of the Company. While the preferred shares are outstanding or any dividends are owned thereon, the Company may not declare or pay cash dividends on its Common Stock. During 1996 the Company declared accrued dividends on the Series B Preferred Stock of $145,867 payable through the issuance of 1,426 additional shares of Series B Preferred Stock on February 15, 1997.

     The preferred stock will be automatically converted into Common Stock if
(i) the closing price of the Company's Common Stock averages or exceeds $9.30 per share for 30 consecutive trading days and (ii) the Company conducts an underwritten public offering of newly issued Common Stock with gross proceeds, net of underwriting discounts and commissions, exceeding $20 million. Additionally, the preferred stock will be automatically converted into Common Stock if the Company conducts an underwritten public offering of newly issued Common Stock with gross proceeds, net of underwriting discounts and commissions, exceeding $20 million and the price per share in such offering equals or exceeds $9.30.

                              LIFECELL CORPORATION

  Common Stock

     During February 1994, all previously outstanding shares of Class I Common Stock were automatically converted into 2,803,812 shares of Common Stock and the Class I Common Stock was eliminated during June 1995.

     During 1995 and 1996, respectively, the Company issued 103,816 shares and 121,054 shares of Common Stock as payment of accrued dividends on Series A Preferred Stock. Additionally, during 1996, the Company induced the exercise of warrants by temporarily lowering exercise prices and issued 339,066 shares of Common Stock at a weighted average price of $3.10 upon exercise of certain warrants.

     During March 1997, the Company issued 1,739,128 shares of Common Stock to redeem all outstanding shares of the Series A Preferred Stock and paid a cash dividend of $65,000 and issued an additional 33,305 shares of Common Stock for dividends accrued through the date of redemption.

     During 1994, the Company purchased 43,965 shares of Common Stock from several employees, including officers and directors, for the purpose of satisfying their income tax liabilities for shares and options previously granted under a deferred compensation arrangement. These treasury shares were subsequently reissued during 1994.

     In 1992, the Company adopted a Restricted Stock Plan and issued 241,372 shares of Common Stock to employees, a director and a consultant of the Company for $.001 per share. The restricted stock vested over a four year period. Deferred compensation expense totaling $965,000 was expensed over the vesting period of the grants. The non-cash charge related to these stock grants was $239,000 for 1994 and 1995 and $20,000 for 1996.

  Options

     The Company's 1992 Stock Option Plan, as amended (1992 Plan), provides for the grant of options to purchase up to 1,000,000 shares of Common Stock. Granted options generally become exercisable over a four year period, 25 percent per year beginning on the first anniversary of the date of grant. To the extent not exercised, options generally expire on the tenth anniversary of the date of grant, except for employees who own more than 10 percent of all the voting shares of the Company, in which event the expiration date is the fifth anniversary of the date of grant. All options granted under the plan have exercise prices equal to the fair market value at the dates of grant.

     The 1993 Non-Employee Director Stock Option Plan (Director Plan) was adopted in 1993 and amended during 1996. A total of 750,000 shares of Common Stock are available for grant under the Director Plan. Upon amendment of the Director Plan in 1996, options to purchase 50,000 shares of Common Stock were granted to each then-current non-employee director of the Company at an exercise price equal to the fair market value of a share of Common Stock on the date of the Director Plan. Options to purchase 25,000 shares of Common Stock will be granted to newly elected directors at an exercise price equal to the fair market value of a share of Common Stock on such election date. The provisions of the Director Plan provide for an annual grant of an option to purchase 10,000 shares of Common Stock to each non-employee director. Options under the Director Plan generally vest one year after date of grant and expire after 10 years.

                              LIFECELL CORPORATION

     A summary of stock option activity is as follows:

                                                     1992 STOCK OPTION PLAN         DIRECTOR PLAN
                                                    ------------------------   ------------------------
                                                                 WEIGHTED-                  WEIGHTED-
                                                               AVG. EXERCISE              AVG. EXERCISE
                                                    OPTIONS      PRICE($)      OPTIONS      PRICE($)
                                                    --------   -------------   --------   -------------
Balance at December 31, 1993......................   224,593        9.06         40,000       11.00
  Granted.........................................   192,819        2.87         10,000        3.00
  Exercised.......................................        --          --             --          --
  Forfeited.......................................    (2,650)       7.68             --          --
                                                    --------                   --------
Balance at December 31, 1994......................   414,762        6.19         50,000        9.40
                                                    --------                   --------
  Granted.........................................   266,350        2.46         10,000        2.75
  Exercised.......................................    (1,000)       3.00             --          --
  Forfeited.......................................  (225,917)       8.97             --          --
                                                    --------                   --------
Balance at December 31, 1995......................   454,195        2.63         60,000        8.29
                                                    --------                   --------
  Granted.........................................   558,000        3.80        240,000        3.07
  Exercised.......................................    (1,062)       2.74         (5,000)       2.88
  Forfeited.......................................   (42,313)       3.18             --          --
  Reissue.........................................        --          --       (220,000)       4.14
                                                    --------                   --------
Balance at December 31, 1996......................   968,820        3.28         75,000        4.11
                                                    --------                   --------
Exercisable at December 31, 1994..................    57,606        9.11         40,000       11.00
Exercisable at December 31, 1995..................   158,330        2.61         50,000        9.40
Exercisable at December 31, 1996..................   255,429        2.61         15,000        8.29

     At December 31, 1996, 28,718 and 670,000 options were available for future grant under the 1992 Plan and the Director Plan, respectively. The exercise prices of options outstanding under the 1992 Plan and the Director Plan at December 31, 1996 range from $0.07 to $4.375 and $2.75 to $11.00, respectively. The weighted average contractual life of options outstanding at December 31, 1996 was 9.1 years for the 1992 Plan and 7.8 years for the Director Plan.

     In addition to the amounts set forth in the table above, during 1996, the Company granted options to purchase 220,000 shares of Common Stock to directors who resigned upon the closing of the sale of the Series B Preferred Stock in exchange for options previously granted under the Director Plan. These options have provisions identical to the options previously granted under the Director Plan, including exercise prices and vesting periods. The weighted average exercise price of the options granted was $4.14. The weighted average remaining contractual life of the grants was 8.8 years as of December 31, 1996. The Company expensed $150,000, which was the difference between the market price and the option price on the date of the grant, during 1996 related to this reissuance.

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation" which, if fully adopted, requires the Company to record stock-based compensation at fair value. The Company has adopted the disclosure requirements of SFAS No. 123 and has elected to record employee compensation expense in accordance with Accounting Principles Board Opinion (APB) No. 25.

                              LIFECELL CORPORATION

     The Company accounts for its employee stock-based compensation plans under APB No. 25 and its related interpretations. Accordingly, deferred compensation expense is recorded for stock options based on the excess of the market value of the common stock on the date the options were granted over the aggregate exercise price of the options. This deferred compensation is amortized over the vesting period of each option. As the exercise price of options granted under the 1992 Plan and the Director Plan has been equal to or greater than the market price of the Company's stock on the date of grant, no compensation expense related to these plans has been recorded. Had compensation expense for its 1992 Plan and Director Plan been determined consistent with SFAS No. 123, the Company's net loss and loss per share would have been increased to the following pro forma amounts:

                                                           1995         1996
                                                        ----------   ----------
Net Loss:
  As reported.........................................  $3,905,404   $4,089,714
  Pro forma...........................................  $3,940,041   $5,372,049
Loss Per Share:
  As reported.........................................  $     1.10   $     1.14
  Pro forma...........................................  $     1.10   $     1.42

     Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     Under the provisions of SFAS No. 123, the weighted average fair value of options granted in 1995 and 1996 was $1.88 and $3.21, respectively, under the 1992 Plan. The weighted average fair value of options granted in 1995 and 1996 was $2.21 and $2.40, respectively, under the Director Plan. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1995 and 1996, respectively: a weighted average risk-free interest rate of 6 percent for both years; no expected dividend yields for both years; expected lives of 3 years for both years and expected volatility between 96 and 100 percent.

     The stock options issued to retiring directors in 1996 had a weighted average fair value of $2.57. The fair values of such options are estimated on the date of grant using Black-Scholes option price model with the following assumptions used: a weighted average risk-free interest rate of 6 percent, expected lives of 3 to 5 years, expected volatility of 99 percent and no expected dividends.

     During 1995, options to purchase 225,917 shares of Common Stock at exercise prices of $9.00 and $14.50 were canceled and reissued at substantially the same terms, but with an exercise price equal to the then current market price of $2.50.

  Warrants

     As of December 31, 1996, warrants to acquire a total of 3,378,264 shares of Common Stock were outstanding as set forth below.

     During 1996, the Company issued warrants to acquire 2,803,530 shares of Common Stock in conjunction with the sale of the Series B Preferred Stock (the 1996 Warrants). The 1996 Warrants are exercisable at an exercise price of $4.13 per share. The warrants expire on the fifth anniversary of the date of grant, are callable if the average closing price of the Company's Common Stock for 30 trading days equals or exceeds three times the then-exercise price, and allow cashless exercise. The warrants also have provisions for adjustment of the exercise price and number of shares for below-exercise price issuance of securities.

                              LIFECELL CORPORATION

     Additionally, the Company issued a warrant to acquire 354,734 shares of Common Stock to the placement agent for the Series B Preferred Stock (Agent Warrant). The Agent Warrant is exercisable at an exercise price of $4.50 per share. The warrant expires on the fifth anniversary of the date of grant and allows cashless exercise. The warrant also has provisions for adjustment of the exercise price and number of shares for below-exercise price issuance of securities.

     In connection with the sale of the Series A Preferred Stock, the Company issued warrants to acquire 264,500 shares of Common Stock at exercise prices of $3.26 per share during the first year and $3.54 per share during the second year. Additionally, the placement agent was issued a warrant to purchase 90,816 shares of Common Stock at $6.00 per share. A total of 339,066 warrants were exercised during 1996 through inducement of exercise by lowering the exercise price to $3.10 per share. The difference between the market price on the date of inducement and the induced exercise price has been deducted from net income to determine loss per Common share. A total of 15,000 warrants expired unexercised.

     As of December 31, 1996, additional warrants to acquire 100,000 shares of Common Stock were outstanding with exercise prices ranging from $2.50 to $11.05. Such warrants expire during periods ranging from December 31, 1997 to December 13, 2000. Additionally, as of December 31, 1996, warrants to acquire 120,000 shares of Common Stock were outstanding but expired unexercised on February 27, 1997.

6. EMPLOYEE BENEFIT PLANS:

     The Company maintains a retirement savings plan as described in Section 401(k) of the Internal Revenue Code of 1986. The Company may, at its discretion, contribute amounts not to exceed each employee's contribution. During January 1996 and January 1997, the Company made total contributions of $5,292 and $8,187 to the plan for a partial matching of employee contributions during 1995 and 1996, respectively.

     During 1996, the Company established an Employee Stock Purchase Plan to allow for the purchase of the Company's Common Stock on the open market using employee and any employer matching contributions. During 1996, the Company contributed $1,328 to this plan.

7. FEDERAL INCOME TAXES:

     The Company has not made any income tax payments since inception. As of December 31, 1996, the Company has a net operating loss (NOL) carryforward for federal income tax purposes of approximately $26 million, subject to the limitations described below, expiring as follows:

                        YEAR EXPIRES
                        ------------
  2001......................................................  $   500,000
  2002......................................................    1,500,000
  2003......................................................    2,800,000
  2004......................................................    2,200,000
  2005......................................................    1,700,000
  2006......................................................    1,400,000
  2007......................................................    2,400,000
  2008......................................................    3,000,000
  2009......................................................    2,500,000
  2010......................................................    4,000,000
  2011......................................................    4,000,000
                                                              -----------
                                                              $26,000,000
                                                              ===========

                              LIFECELL CORPORATION

     Additionally, the Company has approximately $385,000 of research and development tax credit carryforwards which will expire in varying amounts commencing in 2001. The Company's ability to utilize its tax loss and credit carryforwards to reduce future taxable income may be limited by either the prior expiration of such loss or credit or by the occurrence of a "change in ownership," as such term is defined by federal income tax laws and regulations. A change in ownership may occur upon the sale of additional equity securities by the Company, conversion of existing shares of Series B Preferred Stock or by sales of stock by existing stockholders. In the event of a change in ownership, the amount of the tax loss and credit carryforwards that may be utilized to offset taxable income in any year may be limited and result in the payment of federal income taxes that otherwise would be offset by such tax losses or credits.

     For financial reporting purposes, a valuation allowance of $9,897,000 has been recorded as of December 31, 1996 to fully offset the deferred tax asset related to these carryforwards. The principal components of the deferred tax asset as of December 31, 1995 and 1996, assuming a 34% federal tax rate, are as follows:

                                                                 1995          1996
                                                              ----------    ----------
Temporary differences:
  Deferred revenue..........................................     582,000       510,000
  Restricted stock compensation.............................    (196,000)      154,000
  Uniform capitalization of inventory costs.................     160,000        37,000
  Other items...............................................      66,000       (29,000)
                                                              ----------    ----------
  Total temporary differences...............................     612,000       672,000
  Federal tax losses and credits not currently utilizable...   7,845,000     9,225,000
                                                              ----------    ----------
Total deferred tax assets...................................   8,457,000     9,897,000
  Less valuation allowance..................................  (8,457,000)   (9,897,000)
                                                              ----------    ----------
Net deferred tax asset......................................          --            --
                                                              ----------    ----------

     The net increase in the deferred tax valuation allowance for 1995 and 1996 was $1,691,000, and $1,440,000, respectively. Other than the net operating loss and tax credit carryforwards, there is no significant difference between the statutory federal income tax rate and the Company's effective tax rate during 1994, 1995 and 1996.

8. COLLABORATIONS AND CORPORATE ALLIANCES

  Medtronic Collaboration

     During March 1994, the Company entered into a collaboration with Medtronic, Inc. (Medtronic) for the development and commercialization of universal tissue heart valves engineered with LifeCell's proprietary technology. Medtronic paid the Company an initial licensing fee of $1,500,000, agreed to fund development of heart valve products, and acquired $500,000 of the Company's Common Stock at a price of $7.77 per share. Medtronic is obligated to pay royalties, up to a maximum of $25,000,000, on any product sales. Medtronic was also granted rights of first refusal to evaluate technology and negotiate license and development agreements for vascular conduit products utilizing the Company's technology. In the event Medtronic terminates funding of the heart valve program, Medtronic may convert its initial $1.5 million license fee into newly issued shares of the Company's Common Stock at the then-current market price. Accordingly, the Company has deferred recognition of the initial license fee and recorded a $1.5 million deferred credit in the accompanying balance sheet. Medtronic also has the right, subject to certain restrictions, to purchase additional shares of the Company's Common Stock, to have the Company register the resale of any Common Stock acquired from it, and to appoint one member of the Board of Directors of the company through March 1999.

  Other Product Sales Arrangements

     The Company has negotiated other distribution or sales collaboration arrangements with various parties with exclusive regional or international territories under each agreement. The agreements generally provide that the distributor must meet certain performance measures or the agreement may

                              LIFECELL CORPORATION
be terminated by the Company. The markets served by these arrangements include plastic and reconstructive surgery.

9. COMMITMENTS AND CONTINGENCIES:

  External Funding for Research

     Certain of the Company's research programs have been funded by Small Business Innovation Research (SBIR) grants and other direct federal government funding contracts. The grants and contracts generally obligate the Company to perform specified research activities in return for such funding, and the utilization of funds under the grants is subject to audit by the appropriate governmental agencies. At December 31, 1996, the Company had received $138,792 of deferred revenue, including advance payments from a corporate alliance, for research to be conducted during 1997. Additionally, as of December 31, 1996, the Company has unfunded awards totaling $1,597,000 for research that is expected to occur and be funded during 1997 and 1998.

  Exclusive License Agreement

     The Company has an exclusive license agreement with the Board of Regents of the University of Texas System (Board) to technology and patents related to the analysis or preservation of certain cells or tissues. The Company is required to pay the Board royalties on net sales of products encompassing the licensed technologies. For the periods ended December 31, 1994, 1995 and 1996 no significant royalties were paid under the agreement.

  Leases
     The Company leases approximately 20,000 square feet for office and laboratory space. The future minimum lease payments under noncancelable lease terms in excess of one year as of December 31, 1996 were as follows:

1997........................................................  $218,028
1998........................................................   221,320
1999........................................................   221,320
2000........................................................   221,320
2001........................................................    18,443
                                                              --------
     Total..................................................  $900,431
                                                              --------

10. TRANSACTIONS WITH RELATED PARTIES:

     The Company leases office space from an affiliate of a stockholder of the Company. The Company paid rent expense of approximately $139,000, $129,000 and $142,000 during 1994, 1995, and 1996 respectively, related to this lease.

     The Company paid consulting fees and expenses to an affiliate of a stockholder and a former director of the Company, totaling approximately $96,000, $91,000 and $80,000 during the years ended December 31, 1994, 1995 and
1996 respectively, pursuant to a consultant agreement.

     As of December 31, 1996, the Company has notes receivable totaling $95,060 from participants, two of whom are directors of the Company, in a previous deferred compensation plan. Such notes represent loans of federal income tax amounts payable by the individuals as a result of grants under the plan.

                              LIFECELL CORPORATION

11. QUARTERLY FINANCIAL DATA (UNAUDITED)

     The following table presents summary unaudited financial data for the years ended December 31, 1995 and 1996. The Company believes that this information reflects all adjustments, consisting of only normal recurring items, considered necessary for a fair presentation of the quarterly financial information presented. The operating results for any quarterly period are not necessarily indicative of the results that may be expected for future periods.

                                                    FIRST      SECOND     THIRD      FOURTH
                                                   QUARTER    QUARTER    QUARTER    QUARTER
                                                   --------   --------   --------   --------
                                                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
1995
  Product Sales..................................   $   98     $   130    $   251    $   263
  Total Revenues.................................   $  430     $   399    $   514    $   464
  Gross Margin...................................   $   (5)    $   (52)   $    (7)   $  (119)
  Net loss.......................................   $ (958)    $(1,016)   $  (867)   $(1,064)
  Loss per share.................................   $(0.27)    $ (0.29)   $ (0.25)   $ (0.29)
1996
  Product Sales..................................   $  421     $   429    $   561    $   602
  Total Revenues.................................   $  576     $   678    $   816    $   876
  Gross Margin...................................   $  149     $   157    $   205    $   220
  Net loss.......................................   $ (949)    $  (909)   $(1,023)   $(1,209)
  Loss per share.................................   $(0.25)    $ (0.24)   $ (0.33)   $ (0.32)

12. EVENT SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS (UNAUDITED)

     On November 4, 1997, Integra (Artificial Skin) Corporation ("Integra"), a subsidiary of Integra LifeSciences Corporation, and Massachusetts Institute of Technology ("MIT") filed a lawsuit in the United States District Court for the District of Massachusetts, alleging that the Company infringes two patents licensed by MIT to Integra (the "Integra Patents"). The lawsuit seeks injunctive relief, an accounting of revenues, enhanced monetary damages and attorneys' fees. On November 14, 1997, LifeCell responded to the complaint denying the infringement claims and asserting certain affirmative defenses and counterclaims. The Company has received an opinion from its patent counsel to the effect that the intended uses of AlloDerm do not infringe the Integra Patents. This opinion represents only the reasoned professional judgment of the Company's patent counsel and is not binding on any court or third party. Patent litigation involves complex legal and factual questions. As a result, the outcome of such litigation is inherently unpredictable, and there can be no assurance that the result of this proceeding will be favorable to the Company or that it will not have a material adverse effect on the Company's business, operating results or financial condition. If it is determined that the Company is infringing the Integra Patents, the court could issue an injunction prohibiting the Company from making, using or selling its AlloDerm product for some or all of its intended uses. Such injunction could also extend to the Company's other potential products under development. In addition, the court could assess significant damages and attorneys' fees against the Company, which would have a material adverse effect on the Company's business, operating results and financial condition and otherwise affect the ability of the Company to continue as a viable enterprise. In addition, an adverse determination in this proceeding could require the Company to seek licenses from Integra, which may not be available on reasonable terms, if at all. Regardless of the outcome, defending such claims could involve significant costs and diversion of management resources, which could have a material adverse effect on the Company's business, operating results or financial condition.

                        [PAGE INTENTIONALLY LEFT BLANK]

                              LIFECELL CORPORATION

                                 BALANCE SHEETS

                                     ASSETS

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  1997             1996
                                                              -------------    ------------
                                                                (UNAUDITED)
CURRENT ASSETS
Cash and cash equivalents...................................   $  5,535,837    $ 10,748,250
  Accounts and other receivables............................        860,069         436,839
  Inventories...............................................        981,317         839,821
  Prepayments and other.....................................        151,392          52,780
                                                               ------------    ------------
          Total current assets..............................      7,528,615      12,077,690
FURNITURE AND EQUIPMENT, net................................        839,689         478,098
INTANGIBLE ASSETS, net......................................        376,741         334,227
OTHER ASSETS................................................         66,838              --
                                                               ------------    ------------
                                                               $  8,811,883    $ 12,890,015
                                                               ============    ============
                           LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable..........................................   $    324,226    $    514,848
  Accrued liabilities.......................................        966,966         539,271
  Deferred revenues.........................................        106,510         138,792
                                                               ------------    ------------
          Total current liabilities.........................      1,397,702       1,192,911
DEFERRED CREDIT.............................................      1,500,000       1,500,000
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
Series A preferred stock, $.001 par value, none and 300,000
  shares authorized, none and 260,000 issued and
  outstanding, including accrued dividends of none and
  $86,667, respectively.....................................             --       5,291,473
Series B preferred stock, $.001 par value, 182,205 shares
  authorized, 124,036 and 124,157 issued and outstanding and accrued dividends of 1,837 and 1,426 shares,
  respectively..............................................            126             126
Undesignated preferred stock, $.001 par value, 1,817,795 and
  1,517,795 shares authorized, none issued and
  outstanding...............................................             --              --
Common stock, $.001 par value, 25,000,000 shares authorized,
  6,990,917 and 4,899,944 shares issued and outstanding,
  respectively..............................................          6,991           4,900
Warrants outstanding to purchase 3,189,507 and 3,378,264
  shares of Common Stock, respectively......................        416,540         423,218
Additional paid-in capital..................................     40,199,622      33,788,321
Accumulated deficit.........................................    (34,709,098)    (29,310,934)
                                                               ------------    ------------
          Total stockholders' equity........................      5,914,181      10,197,104
                                                               ------------    ------------
          Total liabilities and stockholders' equity........   $  8,811,883    $ 12,890,015
                                                               ============    ============

   The accompanying notes are an integral part of these financial statements.

                              LIFECELL CORPORATION

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
REVENUES
  Product sales.............................................  $ 1,409,900    $   560,672
  Research funded by others.................................      223,926        255,454
                                                              -----------    -----------
          Total revenues....................................    1,633,826        816,126
                                                              -----------    -----------
COSTS AND EXPENSES
  Cost of goods sold........................................      694,773        355,647
  Funded research and development...........................      223,926        255,454
  Proprietary research and development......................      329,824        209,014
  General and administrative................................      516,255        423,288
  Selling and marketing.....................................    1,346,120        597,214
                                                              -----------    -----------
          Total costs and expenses..........................    3,110,898      1,840,617
                                                              -----------    -----------
LOSS FROM OPERATIONS........................................   (1,477,072)    (1,024,491)
                                                              -----------    -----------
  Interest income and other, net............................       83,859         11,988
                                                              -----------    -----------
NET LOSS....................................................  $(1,393,213)   $(1,012,503)
                                                              ===========    ===========
Loss per Common share before preferred dividends, accretion
  of preferred stock and warrant exercises..................  $     (0.20)   $     (0.22)
  Effect of preferred dividends, accretion of preferred
     stock and warrant exercises............................        (0.03)         (0.11)
                                                              -----------    -----------
LOSS PER COMMON SHARE.......................................  $     (0.23)   $     (0.33)
                                                              ===========    ===========
SHARES USED IN COMPUTING LOSS PER COMMON SHARE..............    6,941,013      4,548,547
                                                              ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                              LIFECELL CORPORATION

                            STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
REVENUES
  Product sales.............................................  $ 3,238,333    $ 1,410,373
  Research funded by others.................................      779,149        659,385
                                                              -----------    -----------
          Total revenues....................................    4,017,482      2,069,758
                                                              -----------    -----------
COSTS AND EXPENSES
  Cost of goods sold........................................    1,704,963        899,805
  Funded research and development...........................      779,149        659,385
  Proprietary research and development......................      889,686        550,354
  General and administrative................................    2,007,130      1,196,104
  Selling and marketing.....................................    3,572,769      1,699,739
                                                              -----------    -----------
          Total costs and expenses..........................    8,953,697      5,005,387
                                                              -----------    -----------
LOSS FROM OPERATIONS........................................   (4,936,215)    (2,935,629)
                                                              -----------    -----------
  Interest income and other, net............................      320,389         55,371
                                                              -----------    -----------
NET LOSS....................................................  $(4,615,826)   $(2,880,258)
                                                              ===========    ===========
Loss per Common share before preferred dividends, accretion
  of preferred stock and warrant exercises..................  $     (0.73)   $     (0.65)
  Effect of preferred dividends, accretion of preferred
     stock and warrant exercises............................        (0.13)         (0.18)
                                                              -----------    -----------
LOSS PER COMMON SHARE.......................................  $     (0.86)   $     (0.82)
                                                              ===========    ===========
SHARES USED IN COMPUTING LOSS PER COMMON SHARE..............    6,304,204      4,452,307
                                                              ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                              LIFECELL CORPORATION

                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                 1997           1996
                                                              -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Loss..................................................  $(4,615,826)   $(2,880,258)
  Adjustments to reconcile net loss to net cash used in
     operating activities --
     Depreciation and amortization..........................      156,644        124,332
     Stock and warrant compensation expense.................           --         19,906
  Change in assets and liabilities --
     (Increase) decrease in accounts and other
      receivables...........................................     (423,229)      (156,205)
     (Increase) decrease in inventories.....................     (141,496)      (415,651)
     (Increase) decrease in prepayments and other...........      (98,613)      (340,886)
     Increase in accounts payable and accrued liabilities...      206,720        530,497
     Increase (decrease) in deferred revenues...............      (32,281)        (9,966)
                                                              -----------    -----------
          Total adjustments.................................     (332,255)      (247,973)
                                                              -----------    -----------
          Net cash used in operating activities.............   (4,948,081)    (3,128,231)
                                                              -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures......................................     (498,745)      (152,205)
  Intangible assets.........................................      (55,466)       (41,592)
                                                              -----------    -----------
          Net cash used in investing activities.............     (554,211)      (193,797)
                                                              -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of stock...........................      406,294      1,061,605
  Proceeds from issuance of notes payable...................       65,369        432,316
  Deferred offering expenses accrued........................      (66,838)            --
  Dividends paid............................................      (79,927)            --
  Payments of notes payable.................................      (35,019)       (47,661)
                                                              -----------    -----------
          Net cash provided by financing activities.........      289,879      1,446,260
                                                              -----------    -----------
NET DECREASE IN CASH AND CASH EQUIVALENTS...................   (5,212,413)    (1,875,768)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............   10,748,250      3,015,332
                                                              -----------    -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $ 5,535,837    $ 1,139,564
                                                              ===========    ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
     Cash paid during the period for interest...............  $     4,059    $     6,719

   The accompanying notes are an integral part of these financial statements.

                    CONDENSED NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND CERTAIN SIGNIFICANT RISKS:

     LifeCell Corporation, a Delaware corporation ("LifeCell" or the "Company"), is a bio-engineering company engaged in the development and commercialization of tissue regeneration and cell preservation products. The Company was incorporated on January 6, 1992, for the purpose of merging with its predecessor entity, which was formed in 1986. LifeCell began commercial sales of its first transplantable tissue product, AlloDerm(R) acellular dermal graft, during 1994. Sales of AlloDerm products to date have not been sufficient to fund the Company's operations, and the Company expects continued operating losses at least into 1998. The future operating results of the Company will be principally dependent on the market acceptance of its current and future products, competition from other products or technologies, protection of the Company's proprietary technology, and access to funding as required. Accordingly, there can be no assurance of the Company's future success. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere herein.

2. BASIS OF PRESENTATION

     The accompanying unaudited financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"). Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. This financial information should be read in conjunction with the Financial Statements included elsewhere herein.

     In the opinion of the management of the Company, the accompanying financial statements reflect all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of financial position and the results of operations for the periods presented. Financial results for interim periods are not necessarily indicative of the results for the full year or future interim periods.

3. REDEMPTION OF SERIES A PREFERRED STOCK

     The Series A Preferred Stock was automatically convertible into Common Stock on November 9, 1997, and could be redeemed sooner by the Company if, after November 9, 1995, the closing bid price of the Company's Common Stock averaged or exceeded $5.17 per share for 20 consecutive days. Pursuant to such provisions, during February 1997, the Company called for redemption all outstanding shares of Series A Preferred Stock. During March 1997 the Company issued 1,739,128 shares of Common Stock to redeem the Series A Preferred Stock, paid a cash dividend of $65,000 and issued an additional 33,305 shares of Common Stock for dividends accrued through the date of redemption.

4. DIVIDENDS PAYABLE ON SERIES B PREFERRED STOCK

     The Series B Preferred Stock bears cumulative dividends, payable quarterly for five years ending 2001, at the greater of the annual rate of $6.00 per share or the rate of any dividends paid on the Series A Preferred Stock (effectively $10.00 per share until the Series A Preferred Stock was redeemed in March 1997). Dividends may be paid in cash, in additional shares of Series B Preferred Stock based on the stated value of $100 per share, or any combination of cash and Series B Preferred Stock at the Company's option. While the shares of Series B Preferred Stock are outstanding or any dividends are owed thereon, the Company may not declare or pay cash dividends on its Common Stock.

     During the third quarter of 1997, the Company accrued dividends on the Series B Preferred Stock of $187,237, payable in cash of $3,537 and 1,837 shares of Series B Preferred Stock. Such dividend is payable on November 15, 1997.

     During the first nine months of 1997, the Company accrued dividends on the Series B Preferred Stock of $669,748, payable in cash of $15,148 and 6,546 shares of Series B Preferred Stock. Such dividend was at the rate of $10.00 per share for the period through March 26, 1997, the date of redemption of the Series A Preferred Stock, and $6.00 per share thereafter.

5. LOSS PER COMMON SHARE

     Loss per common share has been computed by dividing net loss, which has been increased by imputed and stated dividends on outstanding Preferred Stock as well as in 1996 the effect of inducement of warrant exercises, by the weighted average number of shares of Common Stock outstanding during the periods. Such imputed and stated dividends and effect of the warrant exercise inducement totaled $498,597 and $187,237 for the three months ended September 30, 1996 and 1997, respectively, and $791,959 and $782,324 for the nine months ended September 30, 1996 and 1997, respectively. In all applicable periods, all Common Stock equivalents, including the Series A Preferred Stock and the Series B Preferred Stock, were anti-dilutive and, accordingly, were not included in the computation.

     In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Statement 128 establishes standards for computing and presenting earnings per share ("EPS"). This statement simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, "Earnings per Share", and makes them comparable to international EPS standards. The statement also retroactively revises the presentation of earnings per share in the financial statements. The Company will adopt this Standard for the year ended December 31, 1997, but such adoption is not expected to have a significant effect on net loss per share for the period ended September 30, 1997.

6. COMMITMENTS AND CONTINGENCIES

     The Company is subject to numerous risks and uncertainties and from time to time may be subject to various claims in the ordinary course of its operations. The Company maintains insurance coverage for events and in amounts that it deems appropriate. There can be no assurance that the level of insurance maintained will be sufficient to cover any claims incurred by the Company or that the type of claims will be covered by the terms of insurance coverage.

7. SUBSEQUENT EVENTS

     In October, 1997, the Company filed a registration statement with the Securities and Exchange Commission in connection with a proposed public offering of 4,500,000 shares of its Common Stock, of which 4,000,000 shares will be issued and sold by LifeCell and 500,000 shares will be sold by certain selling stockholders of the Company.

     On November 4, 1997, Integra (Artificial Skin) Corporation ("Integra"), a subsidiary of Integra LifeSciences Corporation, and the Massachusetts Institute of Technology ("MIT") filed a lawsuit in the United States District Court for the District of Massachusetts, alleging that the Company infringes two patents licensed by MIT to Integra (the "Integra Patents"). The lawsuit seeks injunctive relief, an accounting of revenues, enhanced monetary damages and attorneys' fees. On November 14, 1997, LifeCell responded to the complaint denying the infringement claims and asserting certain affirmative defenses and counterclaims. The Company has received an opinion from its patent counsel to the effect that the intended uses of AlloDerm do not infringe the Integra Patents. This opinion represents only the reasoned professional judgment of the Company's patent counsel and is not binding on any court or third party. Patent litigation involves complex legal and factual questions. As a result, the outcome of such litigation is inherently unpredictable, and there can be no assurance that the result of this proceeding will be favorable to the Company or that it will not have a material adverse effect on the Company's business, operating results or financial condition. If it is determined that the Company is infringing the Integra Patents, the court could issue an injunction prohibiting the Company from making, using or selling its AlloDerm product for some or all of its intended uses. Such injunction could also extend to the Company's other potential products under development. In addition, the court could assess significant damages and attorneys' fees against the Company, which would have a material adverse effect on the Company's business, operating results and financial condition and otherwise affect the ability of the Company to continue as a viable enterprise. In addition, an adverse determination in this proceeding could require the Company to seek licenses from Integra, which may not be available on reasonable terms, if at all. Regardless of the outcome, defending such claims could involve significant costs and diversion of management resources, which could have a material adverse effect on the Company's business, operating results or financial condition.

======================================================

    No dealer, sales representative or any other person is authorized in connection with any offering made hereby to give any information or to make any representation not contained herein, and if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any security other than the securities offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any such securities to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any date subsequent to the date hereof.

                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................     6
Special Note Regarding Forward-Looking
  Statements..........................    16
Use of Proceeds.......................    17
Price Range of Common Stock...........    18
Dividend Policy.......................    18
Capitalization........................    19
Dilution..............................    20
Selected Financial Data...............    21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    22
Business..............................    26
Management............................    46
Security Ownership of Certain
  Beneficial Owners, Management and
  Selling Stockholder.................    49
Description of Capital Stock..........    51
Underwriting..........................    56
Legal Matters.........................    58
Experts...............................    58
Available Information.................    58
Incorporation of Certain Information
  by Reference........................    59
Index to Financial Statements.........   F-1


                             ---------------------

======================================================
======================================================


                                4,000,000 SHARES


                         [LIFECELL CORPORATION LOGO]

                                  COMMON STOCK

                      -----------------------------------

                                   PROSPECTUS

                      -----------------------------------

                     Vector Securities International, Inc.

                             Gruntal & Co., L.L.C.


                               November 25, 1997


======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The estimated expenses in connection with the Offering are:


Securities and Exchange Commission Registration Fee.........  $ 12,546
NASD Filing Fee.............................................     4,640
Nasdaq Listing Fee..........................................     7,500
Legal Fees and Expenses.....................................   300,000
Accounting Fees and Expenses................................    60,000
Blue Sky Fees and Expenses (including legal fees)...........    50,000
Printing Expenses...........................................   150,000
Transfer Agent and Registrar Fees...........................     1,000
Miscellaneous...............................................   114,314
                                                              --------
          TOTAL.............................................  $700,000
                                                              ========



     None of these expenses will be paid by the Selling Stockholder pursuant to the terms of the agreement under which the shares of Common Stock to be sold hereby are being registered.



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Article X of the Company's By-laws provides for mandatory indemnification to at least the extent specifically allowed by Section 145 of the General Corporation Law of the State of Delaware (the "GCL").

     Pursuant to Section 145 of the GCL, the Company generally has the power to indemnify its current and former directors, officers, employees and agents against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner in which they reasonably believed to be, or not opposed to, the best interest of the Company, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the Company, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if such person is adjudged to be liable to the Registrant unless the court determines that indemnification is appropriate. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Company also has the power to purchase and maintain insurance for such persons.

     The above discussion of the Company's By-laws and Section 145 of the GCL is not intended to be exhaustive and is qualified in its entirety by such document and statute.

     Directors and Officers are insured at the Company's expense, against certain liabilities which might arise out of their employment and which are not subject to indemnification under the By-laws.

     Reference is made to the form of the Underwriting Agreement, filed as
Exhibit 1.1 hereto, which contains provisions for indemnification of the Company, its directors, officers and any controlling persons by the Underwriters against certain liabilities for information furnished by the Underwriters.

ITEM 16. EXHIBITS.


     (a) Exhibits:


          NO.                                    DESCRIPTION
          ---                                    -----------
          1.1*           -- Form of Underwriting Agreement.
          3.1*           -- Restated Certificate of Incorporation, as amended.
          3.2            -- Amended and Restated By-laws (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form
                            10-Q for the period ended June 30, 1996).
          4.1            -- Specimen Common Stock Certificate (incorporated by
                            reference to Exhibit 4.2 to Amendment No. 2 to the
                            Company's Registration Statement on Form S-1,
                            Registration No. 33-44969, filed with the Commission on
                            February 10, 1992).
          4.2            -- See Exhibits numbered 3.1 and 3.2 for provisions of the
                            Restated Certificate of Incorporation and Amended and
                            Restated By-laws of LifeCell defining the rights of the
                            holders of Common Stock.
          5.1*           -- Opinion of Fulbright & Jaworski L.L.P.
         10.1            -- LifeCell Corporation Second Amended and Restated 1992
                            Stock Option Plan, as amended (incorporated by reference
                            to Exhibit 10.1 to the Company's Quarterly Report on Form
                            10-Q for the period ended June 30, 1997, filed with the
                            Commission on August 12, 1997).
         10.4            -- LifeCell Corporation Second Amended and Restated 1993
                            Non-Employee Director Stock Option Plan, as amended
                            (incorporated by reference to Exhibit 10.4 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1996, filed with the Commission on
                            March 31, 1997).
         10.5            -- Form of Confidentiality/Non-Compete Agreement
                            (incorporated by reference to Exhibit 10.28 to the
                            Company's Registration Statement on Form S-1,
                            Registration No. 33-44969, filed with the Commission on
                            January 9, 1992).
         10.6            -- Exclusive License Agreement dated June 6, 1986, between the Registrant and The Board of Regents of The University
                            of Texas System (incorporated by reference to Exhibit
                            10.29 to the Company's Registration Statement on Form
                            S-1, Registration No. 33-44969, filed with the Commission
                            on January 9, 1992).
         10.7            -- Amended and Restated Registration Rights Agreement dated
                            February 26, 1992, by and between the Registration and
                            the stockholders named therein (incorporated by reference
                            to Exhibit 10.40 to Amendment No. 3 to the Company's
                            Registration Statement on Form S-1, Registration No.
                            33-44969, filed with the Commission on February 27,
                            1992).
         10.8            -- Underwriter's Warrant Agreement dated March 6, 1992,
                            between the Registrant and Robert Todd Financial
                            Corporation, and First Amendment to Underwriter's Warrant
                            Agreement dated January 26, 1993, between the Registrant
                            and Robert Todd Financial Corporation (incorporated by
                            reference to Exhibit 10.18 to the Registrant's Annual
                            Report on Form 10-K for the fiscal year ended December
                            31, 1992).

          NO.                                    DESCRIPTION
          ---                                    -----------
         10.9            -- Lease Agreement dated December 10, 1986, between the
                            Registrant and The Woodlands Corporation, Modification
                            and Ratification of Lease Agreement dated April 11, 1988,
                            between the Registration and The Woodlands Corporation
                            Modification and Ratification of Lease dated August 1,
                            1992, between the Company and The Woodlands Corporation
                            and Modification, Extension and Ratification of Lease
                            dated March 5, 1993, between the Registrant and The
                            Woodlands Corporation, and Modification and Ratification
                            of Lease Agreement dated December 21, 1995, between the
                            Company and The Woodlands Office Equities -- '95 Limited
                            (incorporated by reference to Exhibit 10.1 to the
                            Company's Quarterly Report on Form 10-Q for the period
                            ended March 31, 1996).
         10.10           -- Lease Agreement dated September 1, 1988, between the
                            Registrant and The Woodlands Corporation, and
                            Modification of Lease Agreement dated March 5, 1993,
                            between the Registrant and The Woodlands Corporation
                            (incorporated by reference to Exhibit 10.22 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1992).
         10.11           -- Stock Purchase Warrant dated January 26, 1993, issued to
                            Strategem of Alabama, Inc. (incorporated by reference to
                            Exhibit 10.25 to the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 1992).
         10.12           -- License and Development Agreement dated March 3, 1994,
                            between the Registrant and Medtronic, Inc. (incorporated
                            by reference to Exhibit 10.1 to the Company's Current
                            Report on Form 8-K dated March 3, 1994).
         10.13           -- Investment Agreement dated March 3, 1994, between the
                            Registrant and Medtronic, Inc. (incorporated by reference
                            to Exhibit 10.2 to Company's Current Report on Form 8-K
                            dated March 3, 1994).
         10.14           -- Lease Agreement between LifeCell Corporation and Unichem, dated August 1, 1994 (incorporated by reference to
                            Exhibit 10.3 to the Company's Quarterly Report on Form
                            10-Q for the period ended September 30, 1994).
         10.15           -- Securities Purchase Agreement dated November 18, 1996,
                            between LifeCell Corporation and the Investors named
                            therein (incorporated by reference to Exhibit 10.15 to
                            the Company's Annual Report on Form 10-K for the fiscal
                            year ended December 31, 1996).
         10.16           -- Voting Agreement dated November 18, 1996, among LifeCell
                            Corporation and certain stockholders named therein
                            (incorporated by reference to Exhibit 10.15 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1996).
         10.17           -- Registration Rights Agreement dated November 18, 1996,
                            between LifeCell Corporation and certain stockholders
                            named therein (incorporated by reference to Exhibit 10.15
                            to the Company's Annual Report on Form 10-K for the
                            fiscal year ended December 31, 1996).
         10.18           -- Form of Stock Purchase Warrant dated November 18, 1996, issued to each of the warrant holders named on Schedule
                            10.19 attached thereto (incorporated by reference to
                            Exhibit 10.15 to the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 1996).
         10.19           -- Stock Purchase Warrant dated November 18, 1996, issued to
                            Gruntal & Co., Incorporated (incorporated by reference to
                            Exhibit 10.19 to Amendment No. 1 to the Company's Annual
                            Report on Form 10-K for the fiscal year ended December
                            31, 1996 on Form 10-K/A).

          NO.                                    DESCRIPTION
          ---                                    -----------
         10.20*          -- Agreement dated July 1, 1997, between LifeCell
                            Corporation and Paul M. Frison.
         10.21*          -- Agreement dated July 1, 1997, between LifeCell
                            Corporation and Stephen A. Livesey.
         23.1            -- Consent of Arthur Andersen LLP.
         23.2*           -- Consent of Fulbright & Jaworski L.L.P. (included in
                            Exhibit 5.1).
         23.3            -- Consent of Arnold, White & Durkee.
         24.1            -- Powers of Attorney from certain members of the Board of
                            Directors of the Company (contained on page II-5).


---------------

*  Previously filed.

     As permitted by Item 601(b)(4) of Regulation S-K, the Company has not filed with this Registration Statement certain instruments defining the rights of holders of long-term debt of the Company, if any, because the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of any such agreements to the Securities and Exchange Commission upon request.


ITEM 17. UNDERTAKINGS.


     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, LifeCell Corporation has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of The Woodlands, State of Texas, on November 24, 1997.


                                            LifeCell Corporation

                                            By:     /s/ PAUL M. FRISON
                                              ----------------------------------
                                                        Paul M. Frison
                                               Chairman of the Board, President
                                                 and Chief Executive Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 4 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                   TITLE                       DATE
                      ---------                                   -----                       ----

                 /s/ PAUL M. FRISON                    Chairman of the Board,              November 24, 1997
-----------------------------------------------------    President and Chief
                   Paul M. Frison                        Executive Officer
                                                         (Principal Executive
                                                         Officer)

                 /s/ J. DONALD PAYNE                   Vice President, Chief               November 24, 1997
-----------------------------------------------------    Financial Officer and
                   J. Donald Payne                       Secretary (Principal
                                                         Financial and Accounting
                                                         Officer)

                          *                            Director                            November 24, 1997
-----------------------------------------------------
                   Michael E. Cahr

                          *                            Director                            November 24, 1997
-----------------------------------------------------
                   James G. Foster

                          *                            Director                            November 24, 1997
-----------------------------------------------------
                   Lori G. Koffman

                          *                            Director                            November 24, 1997
-----------------------------------------------------
                 Stephen A. Livesey

                                                       Director                                       , 1997
-----------------------------------------------------
                  K. Flynn McDonald

                          *                            Director                            November 24, 1997
-----------------------------------------------------
                  David A. Thompson

              *By: /s/ J. DONALD PAYNE
  ------------------------------------------------
          J. Donald Payne, Attorney-in-Fact
          for each of the persons indicated

                                 EXHIBIT INDEX


          NO.                                    DESCRIPTION
          ---                                    -----------
          1.1*           -- Form of Underwriting Agreement.
          3.1*           -- Restated Certificate of Incorporation, as amended.
          3.2            -- Amended and Restated By-laws (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form
                            10-Q for the period ended June 30, 1996).
          4.1            -- Specimen Common Stock Certificate (incorporated by
                            reference to Exhibit 4.2 to Amendment No. 2 to the
                            Company's Registration Statement on Form S-1,
                            Registration No. 33-44969, filed with the Commission on
                            February 10, 1992).
          4.2            -- See Exhibits numbered 3.1 and 3.2 for provisions of the
                            Restated Certificate of Incorporation and Amended and
                            Restated By-laws of LifeCell defining the rights of the
                            holders of Common Stock.
          5.1*           -- Opinion of Fulbright & Jaworski L.L.P.
         10.1            -- LifeCell Corporation Second Amended and Restated 1992
                            Stock Option Plan, as amended (incorporated by reference
                            to Exhibit 10.1 to the Company's Quarterly Report on Form
                            10-Q for the period ended June 30, 1997, filed with the
                            Commission on August 12, 1997).
         10.4            -- LifeCell Corporation Second Amended and Restated 1993
                            Non-Employee Director Stock Option Plan, as amended
                            (incorporated by reference to Exhibit 10.4 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1996, filed with the Commission on
                            March 31, 1997).
         10.5            -- Form of Confidentiality/Non-Compete Agreement
                            (incorporated by reference to Exhibit 10.28 to the
                            Company's Registration Statement on Form S-1,
                            Registration No. 33-44969, filed with the Commission on
                            January 9, 1992).
         10.6            -- Exclusive License Agreement dated June 6, 1986, between the Registrant and The Board of Regents of The University
                            of Texas System (incorporated by reference to Exhibit
                            10.29 to the Company's Registration Statement on Form
                            S-1, Registration No. 33-44969, filed with the Commission
                            on January 9, 1992).
         10.7            -- Amended and Restated Registration Rights Agreement dated
                            February 26, 1992, by and between the Registration and
                            the stockholders named therein (incorporated by reference
                            to Exhibit 10.40 to Amendment No. 3 to the Company's
                            Registration Statement on Form S-1, Registration No.
                            33-44969, filed with the Commission on February 27,
                            1992).
         10.8            -- Underwriter's Warrant Agreement dated March 6, 1992,
                            between the Registrant and Robert Todd Financial
                            Corporation, and First Amendment to Underwriter's Warrant
                            Agreement dated January 26, 1993, between the Registrant
                            and Robert Todd Financial Corporation (incorporated by
                            reference to Exhibit 10.18 to the Registrant's Annual
                            Report on Form 10-K for the fiscal year ended December
                            31, 1992).
         10.9            -- Lease Agreement dated December 10, 1986, between the
                            Registrant and The Woodlands Corporation, Modification
                            and Ratification of Lease Agreement dated April 11, 1988,
                            between the Registration and The Woodlands Corporation
                            Modification and Ratification of Lease dated August 1,
                            1992, between the Company and The Woodlands Corporation
                            and Modification, Extension and Ratification of Lease
                            dated March 5, 1993, between the Registrant and The
                            Woodlands Corporation, and Modification and Ratification
                            of Lease Agreement dated December 21, 1995, between the
                            Company and The Woodlands Office Equities -- '95 Limited
                            (incorporated by reference to Exhibit 10.1 to the
                            Company's Quarterly Report on Form 10-Q for the period
                            ended March 31, 1996).

          NO.                                    DESCRIPTION
          ---                                    -----------
         10.10           -- Lease Agreement dated September 1, 1988, between the
                            Registrant and The Woodlands Corporation, and
                            Modification of Lease Agreement dated March 5, 1993,
                            between the Registrant and The Woodlands Corporation
                            (incorporated by reference to Exhibit 10.22 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1992).
         10.11           -- Stock Purchase Warrant dated January 26, 1993, issued to
                            Strategem of Alabama, Inc. (incorporated by reference to
                            Exhibit 10.25 to the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 1992).
         10.12           -- License and Development Agreement dated March 3, 1994,
                            between the Registrant and Medtronic, Inc. (incorporated
                            by reference to Exhibit 10.1 to the Company's Current
                            Report on Form 8-K dated March 3, 1994).
         10.13           -- Investment Agreement dated March 3, 1994, between the
                            Registrant and Medtronic, Inc. (incorporated by reference
                            to Exhibit 10.2 to Company's Current Report on Form 8-K
                            dated March 3, 1994).
         10.14           -- Lease Agreement between LifeCell Corporation and Unichem, dated August 1, 1994 (incorporated by reference to
                            Exhibit 10.3 to the Company's Quarterly Report on Form
                            10-Q for the period ended September 30, 1994).
         10.15           -- Securities Purchase Agreement dated November 18, 1996,
                            between LifeCell Corporation and the Investors named
                            therein (incorporated by reference to Exhibit 10.15 to
                            the Company's Annual Report on Form 10-K for the fiscal
                            year ended December 31, 1996).
         10.16           -- Voting Agreement dated November 18, 1996, among LifeCell
                            Corporation and certain stockholders named therein
                            (incorporated by reference to Exhibit 10.15 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1996).
         10.17           -- Registration Rights Agreement dated November 18, 1996,
                            between LifeCell Corporation and certain stockholders
                            named therein (incorporated by reference to Exhibit 10.15
                            to the Company's Annual Report on Form 10-K for the
                            fiscal year ended December 31, 1996).
         10.18           -- Form of Stock Purchase Warrant dated November 18, 1996, issued to each of the warrant holders named on Schedule
                            10.19 attached thereto (incorporated by reference to
                            Exhibit 10.15 to the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 1996).
         10.19           -- Stock Purchase Warrant dated November 18, 1996, issued to
                            Gruntal & Co., Incorporated (incorporated by reference to
                            Exhibit 10.19 to Amendment No. 1 to the Company's Annual
                            Report on Form 10-K for the fiscal year ended December
                            31, 1996 on Form 10-K/A).
         10.20*          -- Agreement dated July 1, 1997, between LifeCell
                            Corporation and Paul M. Frison.
         10.21*          -- Agreement dated July 1, 1997, between LifeCell
                            Corporation and Stephen A. Livesey.
         23.1            -- Consent of Arthur Andersen LLP.
         23.2*           -- Consent of Fulbright & Jaworski L.L.P. (included in
                            Exhibit 5.1).
         23.3            -- Consent of Arnold, White & Durkee.
         24.1            -- Powers of Attorney from certain members of the Board of
                            Directors of the Company (contained on page II-5).


---------------

*  Previously filed.